Form 10KSB, Exhibit 13
period 1998-09-30
FIRST FEDERAL BANCORPORATION /MN/
filed 1998-12-23
CIK 933461

                  [ L O G O OF FIRST FEDERAL BANCORPORATION]



                               ANNUAL REPORT FOR

                                THE YEAR ENDED

                              SEPTEMBER 30, 1998

               [LETTERHEAD FIRST FEDERAL BANCORPORATION LETTER]


December 22, 1998



To Our Stockholders:

It gives me great pleasure to give you our progress and profitability report for First Federal Bancorporation and its principal subsidiary, First Federal Bank. This report represents an exciting and productive year at First Federal Detailing our third full year as a public company.

Total consolidation net earnings for the year ended September 30, 1998 were $814,135. Net income increased 14.92% over 1997 levels primarily due to an increase in net interest income and increased reliance on fee income. Consolidated stockholders equity was $13,082,448 at September 30, 1998 which represents 10.45% of total assets.

We are pleased to report the following positive changes during 1998:

     * Our banking subsidiary, First Federal Bank, expanded its hours in all locations to a six day banking week with no increase in employee numbers. In addition, First Federal Bank modernized its data processing environment and software which will take us successfully into the millenium and provide high quality banking and electronic services.

     * On December 18, 1997, First Federal Bank paid a 50% stock dividend to stockholders of record as of December 5, 1997, as of December 5, 1997, as a result of a three for two stock split declared November 18, 1997.

     * On September 4, 1998, First Federal Bancorporation announced an additional repurchase of 5% of outstanding shares of common stock outstanding.

We thank you for your support and pledge our continuing time and energy toward enhancing shareholder value.

Sincerely,

/s/ William R. Belford

William R. Belford
President

                             FINANCIAL HIGHLIGHTS

                                                   AT SEPTEMBER 30,             CHANGE
                                            ----------------------------  -------------------
                                                  1998           1997      AMOUNT    PERCENT
                                            ----------------  ----------  ---------  --------
                                                         (DOLLARS IN THOUSANDS)
FINANCIAL POSITION:
 Total assets.............................          $125,251  $  111,492  $ 13,759     12.34%
 Loans receivable, net....................            56,064      53,589     2,475      4.61
 Securities available for sale............            36,833      47,591   (10,758)   (22.61)
 Securities held to maturity..............            23,299         530    22,769   4296.04
 Deposits.................................            85,866      83,003     2,863      3.45
 Stockholders' equity.....................            13,082      11,941     1,141      9.56

 Number of common shares outstanding (1)..           993,275   1,008,849   (15,574)    (1.54)

                                                    FOR THE YEAR ENDED
                                                      SEPTEMBER 30,             CHANGE
                                                   ---------------------  -------------------
                                                     1998        1997      AMOUNT    PERCENT
                                                   --------   ---------   -------    --------
                                                         (DOLLARS IN THOUSANDS)
RESULTS OF OPERATIONS:
 Interest income..........................         $  8,520   $   7,891   $   629      7.97%
 Interest expense.........................            4,906       4,457       449     10.07
 Net interest income......................            3,614       3,434       180      5.24
 Provision for loan losses................              153          --       153        --
 Net interest income after provision
  for loan losses.........................            3,461       3,434        27      0.79
 Non-interest income......................              651         571        80     14.01
 Non-interest expense.....................            2,811       2,805         6      0.21
 Earnings before income taxes.............            1,301       1,200       101      8.42
 Net earnings.............................              814         708       106     14.97

---------------------------------------
(1) Adjusted to retroactively give effect to a 3-for-2 stock split on December 18, 1997.

                        SELECTED FINANCIAL INFORMATION

SUMMARY OF FINANCIAL CONDITION
                                                          AT SEPTEMBER 30,
                                           ----------------------------------------------
                                             1998      1997      1996     1995     1994
                                           --------  --------  --------  -------  -------
                                                       (DOLLARS IN THOUSANDS)
Total amount of:
 Assets..................................  $125,251  $111,492  $107,256  $99,507  $87,256
 Loans receivable, net...................    56,064    53,589    51,003   48,044   46,381
Investment securities:
 Available for sale......................    19,732    28,757    25,750   15,632   13,231
 Held to maturity........................    22,992        --        --       --    1,669
Mortgage-backed and related securities:
 Available for sale......................    17,101    18,834    19,903   20,417   13,230
 Held to maturity........................       307       530       846    1,106    1,435
Deposit accounts.........................    85,866    83,003    81,047   82,060   79,626
Advances from FHLB.......................    20,457     9,534     6,943       --       --
Other borrowings.........................     4,435     4,697     4,955    1,000       --
Stockholders' equity.....................    13,082    11,941    12,323   15,091    6,566


SUMMARY OF OPERATIONS
                                                      YEAR ENDED SEPTEMBER 30,
                                           ----------------------------------------------
                                               1998      1997      1996     1995     1994
                                           --------  --------  --------  -------  -------
                                                       (DOLLARS IN THOUSANDS)
Interest income..........................  $  8,520  $  7,891  $  7,429  $ 6,732  $ 5,613
Interest expense.........................     4,906     4,457     4,016    3,547    2,841
                                           --------  --------  --------  -------  -------
Net interest income before
 provision for loan losses...............     3,614     3,434     3,413    3,185    2,772
Provision for loan losses................       153        --        --        4       16
Non-interest income......................       651       571       533      361      354
Non-interest expense.....................     2,811     2,805     3,414    2,387    2,163
                                           --------  --------  --------  -------  -------
Earnings before income tax expense and
 cumulative effect of accounting change..     1,301     1,200       532    1,155      947
Income tax expense.......................       487       492       216      473      410
                                           --------  --------  --------  -------  -------
Earnings before cumulative effect
 of accounting change....................       814       708       316      682      537
Cumulative effect of accounting change...        --        --        --       --      120
                                           --------  --------  --------  -------  -------
Net earnings.............................  $    814  $    708  $    316  $   682  $   657
                                           ========  ========  ========  =======  =======

-------------------------------------------------------------------------------------------------
Per Share Data:
  Basic earnings per share (1)...........     $1.06      $.87      $.30      .33       --
  Diluted earnings per share (1).........       .98       .84       .29      .33
  Pro forma basic earnings per share(1)..        --        --        --      .57       --
  Book value (1).........................     13.17     11.83     11.73    11.67       --


-----------
(1) Adjusted to retroactively give effect to a 3-for-2 stock split on December 18, 1997.

KEY OPERATING RATIOS
                                                      YEAR ENDED SEPTEMBER 30,
                                             -------------------------------------------
                                              1998     1997     1996     1995     1994
                                             -------  -------  -------  -------  -------
Return on assets (net earnings divided
  by average total assets).................    0.69%    0.65%    0.31%    0.73%    0.77%
Return on equity (net earnings
  divided by average equity)...............    6.60     5.87     2.31     6.45     9.52
Tangible-equity-to-assets ratio
  (average equity divided by
  average total assets)....................   10.44    11.10    13.25    11.40     8.10
Interest rate spread.......................    2.87     2.94     3.02     3.29     3.26
Net interest margin (1)....................    3.23     3.32     3.51     3.63     3.42
Non-performing loans to total loans (2)....    0.90     0.17     0.41     0.18     0.19
Non-performing assets to total assets (3)..    0.53     0.32     0.38     0.24     0.22
Allowance for loan losses to total loans...    0.86     0.78     0.87     0.99     1.11
Allowance for loan losses to
  non-performing loans.....................   96.14   464.13   214.93   564.37   594.38
Net charge-offs to average loans...........    0.15     0.05     0.08     0.09     0.08
Non-interest expense to average assets.....    2.38     2.58     3.30     2.57     2.54
Average interest-earning assets to
  average interest-bearing
  liabilities..............................  108.32   108.73   111.96   108.27   104.52

-----------
(1)  Net interest income/average interest earning assets.
(2)  Includes non-accruing loans and loans delinquent 90 days or more.
(3)  Includes non-performing loans and real estate owned.


Note: The following discussion is provided to assist readers in their understanding of the consolidated financial statements of First Federal Bancorporation. This discussion should be read in conjunction with the consolidated financial statements and other financial information presented elsewhere in this report.

                     BUSINESS OF THE COMPANY AND THE BANK

FIRST FEDERAL BANCORPORATION

     First Federal Bancorporation (the "Company") was incorporated under the laws of the State of Minnesota in September 1994 at the direction of the Board of Directors of First Federal Banking & Savings, FSB ("First Federal" or the "Bank") for the purpose of serving as a savings and loan holding company of the Bank upon the acquisition of all of the capital stock issued by the Bank upon its conversion from the mutual to the stock form of ownership (the "Conversion"). On April 3, 1995, the Bank completed the Conversion and the Company completed its offering of Common Stock through the sale and issuance of 1,293,750 shares (as adjusted for a 3-for-2 stock split) of Common Stock at a price of $6.67 per share (as adjusted for a 3-for-2 stock split), realizing gross proceeds of $8.63 million and net proceeds of $7.96 million. Since the Conversion, the Company has repurchased 300,475 shares (as adjusted for a 3-for-2 stock split) of its Common Stock, and as of September 30, 1998, there were 993,275 shares (as adjusted for a 3-for-2 stock split) of Common Stock issued and outstanding. Prior to the Conversion, the Company did not engage in any material operations. Currently, the Company's principal business is the business of the Bank. The Company has no significant assets other than the outstanding capital stock of the Bank, $667,000 of cash and cash equivalents and $531,000 in securities available for sale, and $638,000 in other assets.

FIRST FEDERAL BANK

     First Federal was originally chartered in 1910 as Beltrami County Savings and Building Association, a state-chartered savings institution, and commenced operations in that same year. First Federal has been a member of the Federal Home Loan Bank ("FHLB") of Des Moines since 1933, and its deposits have been federally insured since 1938. In August 1997, the Bank changed its name to "First Federal Bank." First Federal currently operates as a federally chartered savings bank through its main office located in Bemidji, Minnesota and four branch offices, which are located in Bemidji, Bagley, Baudette and Walker, Minnesota. The Bank's market area is located approximately 200 miles north of Minneapolis, Minnesota.

     First Federal is primarily engaged in the business of attracting deposits from the general public and originating loans secured by first mortgages on owner occupied one- to four-family residences in First Federal's market area. First Federal also originates loans on commercial real estate, multi-family real estate, home equity lines of credit and other consumer loans, and commercial business loans. Due to limited loan demand in its market area, First Federal has increased its consumer lending activities in recent years (primarily automobile and home equity loans) and has invested excess funds in mortgage-backed and related securities and in other investment securities, and during fiscal 1998 continued to be active in originating and purchasing participation interests in commercial real estate loans.

     The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision ("OTS"), and the Bank's savings deposits are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is a member of, and owns capital stock in the FHLB of Des Moines, which is one of 12 regional banks in the FHLB System. The Bank is further subject to regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") governing reserves to be maintained and certain other matters.

     The Company's and the Bank's executive offices are located at 214 5th Street, Bemidji, Minnesota 56601, and the main telephone number is (218) 751-5120.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Bank is primarily engaged in the business of attracting deposits from the general public and originating loans secured by mortgages on owner occupied one- to four-family residences in the Bank's market area. First Federal also originates loans on commercial real estate, multi-family real estate, home equity lines of credit and other consumer loans. In recent years, due to limited loan demand in the Bank's market area, First Federal has significantly increased its origination of consumer loans, including automobile and home equity loans, and has invested excess funds in mortgage-backed and related securities and in other investment securities.

     The Bank's net income is dependent primarily on its net interest income, which is the difference between interest earned on loans and investments, and the interest paid on interest bearing liabilities, primarily deposits. Net interest income is determined by (i) the difference between the yield earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's interest rate spread is also affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Bank's net income is also affected by the generation of non-interest income, which primarily consists of fees and service charges. In addition, net income is affected by the level of operating expenses and provisions for loan losses.

     The operations of financial institutions, including the Bank, are significantly affected by prevailing economic conditions, competition and regulatory policies, and the monetary and fiscal policies of the U.S. Government and government agencies. Lending activities are influenced by the demand for, and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest primarily on competing investments, account maturities and the levels of personal income and savings in the market area of the Bank.

YEAR 2000 COMPUTER ISSUES

     The Year 2000 issue is the result of computer programs using a two-digit format, as opposed to four digits, to indicate the year. Such computer systems will be unable to interpret dates beyond the year 1999, which could cause a system failure or other computer errors, leading to disruptions in operations. The Company's Year 2000 Action Plan was presented to the Board of Directors in September 1997. The Year 2000 Action Plan includes the following phases: awareness, assessment, renovation, validation and implementation. During the assessment phase, the Year 2000 Project Team identified those areas which could be affected by the Year 2000 date change. During August 1998, the Company completed the renovation of both the hardware and software for its operating and teller systems. The Company is continuing to renovate some of its ancillary systems (i.e., check processing, ATM network, etc.). The Company is currently participating in user group testing of its operating and teller systems. This testing should be completed by December 31, 1998. Testing for other mission-critical systems (communication software) should be completed by March 31, 1999. Based on current findings, the Company has estimated $300,000 for capital expenditures relating to Year 2000 hardware and software issues. Progress reports are presented to the Board of Directors at least quarterly.

     The most likely, worst case scenario for the transition to the Year 2000 would be the failure of the application software and the teller software. Due to the complexity and time needed to convert to an alternative system in the event that the Bank's application and teller systems do not operate in the Year 2000, it will be necessary to manually update information until such time that the programs and applications are corrected to accommodate the year 2000. When data processing functions are completed on December 31, 1999, a detailed trial balance of all the applications will be generated. Authorization for withdrawals will be based on the information contained in these trial balances. Any transactions completed in subsequent days will be reflected in an addendum to the trial balances on a daily basis.

ASSET AND LIABILITY MANAGEMENT

     The interest rate sensitivity of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities will mature or reprice within the same period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive within a particular period when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income while a positive gap would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income and a positive gap would adversely affect net interest income.

     To the extent consistent with its interest rate spread objectives, the Company attempts to reduce its interest rate risk and has taken a number of steps to restructure its assets and liabilities. First, the Company sells substantially all long-term fixed-rate one- to four-family residential loans it originates in the secondary mortgage market. Second, the Bank has primarily focused its one- to four-family residential lending program on loans having adjustable interest rates. At September 30, 1998, $17.0 million, or 62.97% of the Bank's one- to four-family residential loans were adjustable-rate loans. Third, the Bank originates adjustable-rate consumer loans, and commercial real estate and multi-family residential real estate loans. At September 30, 1998, $19.81 million, or 64.52% of the Company's loans which were other than one- to four-family residential loans were adjustable-rate loans. Fourth, the Company generally maintains a significant portfolio of investment securities and liquid assets with weighted average remaining maturities of four years or less. At September 30, 1998, the Company had $44.9 million of investment securities and interest bearing deposits in other banks, with a weighted average remaining maturity of less than four years. Fifth, the Company maintains a significant portfolio of collateralized mortgage obligations ("CMOs") and real estate mortgage investment conduits ("REMICs") with expected weighted average lives of five years or less. At September 30, 1998, the Company had $9.12 million of CMOs and REMICs and similar securities with weighted average lives of five years or less. Sixth, the Company also has a portfolio of adjustable-rate mortgage-backed and related securities. At September 30, 1998, the Company had $1.73 million of adjustable-rate mortgage-backed and related securities.

     Management's principal strategy in managing the Company's interest rate risk has been to maintain short and intermediate-term assets in portfolio, including locally originated adjustable-rate mortgage loans. In addition, in managing its portfolio of investment securities, the Company seeks to purchase investment securities that mature on a basis that approximates as closely as possible the estimated maturities of the Company's liabilities.


FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Financial Condition. The Company's total assets increased by $13.76 million, or 12.34%, from $111.49 million at September 30, 1997 to $125.25 million at September 30, 1998. The increase in total assets resulted primarily from an increase in investment securities of $13.97 million, and an increase in loans receivable, net of $2.48 million, offset by a decrease in mortgage-backed and related securities of $1.96 million.

     Investment securities and mortgage-backed and related securities totaling $60.13 million at September 30, 1998, consisted of $36.83 million in securities classified as available for sale and $23.30 million in securities classified as held to maturity. Loans receivable, net, increased $2.48 million as a result of an excess of new loan originations and purchases over repayments and refinances.

     The Company experienced an increase in deposits during fiscal 1998 of $2.86 million, or 3.45%. Repurchase agreements decreased $1.56 million, or 33.24%, from $4.70 million at September 30, 1997 to $3.14 million at September 30, 1998.

     The Company has made extensive use of the Federal Home Loan Bank Advance program during the twelve months ended September 30, 1998. Federal Home Loan Bank advances have increased from $9.53 million at September 30, 1997 to $20.46 million at September 30, 1998. These borrowings have been used to generate income on the spread between the yield on the investments purchased with the borrowings and the rate on the borrowings.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND SEPTEMBER 30, 1997

     Net Earnings. The Company had net earnings of $814,000 for the year ended September 30, 1998, as compared to $708,000 for the year ended September 30, 1997. As discussed below, the increase in net earnings of $106,000 was primarily the result of an increase in net interest income of $180,000 and an increase in non-interest income of $80,000, partially offset by an increase in the provision for loan losses of $153,000.

     Net Interest Income. Net interest income increased by $180,000, or 5.23%, from $3.43 million for the year ended September 30, 1997 to $3.61 million for the year ended September 30, 1998. Average interest-earning assets increased $8.51 million, or 8.22%, while average interest-bearing liabilities increased $8.22 million, or 8.63%. During this same period, the interest rate spread decreased from 2.94% for the year ended September 30, 1997 to 2.86% for the year ended September 30, 1998.

     Interest Income. Interest income increased by $629,000, or 7.97%, from $7.89 million for the year ended September 30, 1997 to $8.52 million for the year ended September 30, 1998. This increase was due primarily to an increase in the average outstanding balance of interest-earning assets. Total average interest-earning assets increased 8.22% during the year ended September 30, 1998. At the same time the overall yield on interest-earning assets remained relatively unchanged for the same period.

     Interest Expense. Interest expense increased by $449,000, or 10.08%, from $4.46 million for the year ended September 30, 1997 to $4.91 million for the year ended September 30, 1998. The increase was primarily the result of an increase in the average outstanding balances of Federal Home Loan Bank advances and certificates of deposits, and partially offset by a decrease in the average balances of repurchase agreements.

     Provision for Losses on Loans. The Bank increased its provision for loan losses by $153,000 during the year ended September 30, 1998 compared to no provisions for the year ended September 30, 1997. The increase in the provision for losses on loans relates primarily to an increase in non-performing loans. The Bank continues to monitor and modify its allowance for losses as conditions dictate. Although the Bank maintains its allowance for losses at a level it considers adequate to provide for probable losses, there can be no assurance that such losses will not exceed the estimated amounts or that additional provisions for loan losses will not be required in future periods.

     Non-interest Income. Total non-interest income increased by $80,000, or 14.07%, from $571,000 for the year ended September 30, 1997 to $651,000 for the year ended September 30, 1998. This increase was related to a $135,000 increase in fees and service charges, primarily loan processing fees, deposit account fees and ATM access fees; and a $15,000 increase in other non-interest income. These increases were offset by a $70,000 decrease in the gains on the sales of securities and foreclosed real estate.

     Non-interest Expense. Non-interest expense remained relatively unchanged, increasing only $7,000, or 0.23%, from $2.80 million for the year ended September 30, 1997 to $2.81 million for the year ended September 30, 1998. This increase was primarily due to a $58,000 increase in compensation and employee benefits, and a $32,000 increase in other non-interest expenses, offset by a $29,000 decrease in occupancy expense, primarily depreciation, a $33,000 decrease in federal deposit insurance premiums, and a $24,000 decrease in advertising expense.

     Income Tax Expense. Income tax expense decreased $5,000, or 1.07%, from $492,000 for the year ended September 30, 1997 to $487,000 for the year ended September 30, 1998.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 1997 AND SEPTEMBER 30, 1996

     Net Earnings. The Company had net earnings of $708,000 for the year ended September 30, 1997, as compared to $316,000 for the year ended September 30, 1996. As discussed below, the increase in net earnings of $392,000 was primarily the result of a $588,000 charge in the year ended September 30, 1996 for assessments imposed under the Deposit Insurance Fund Act of 1996. Other changes affecting net earnings include an increase in net interest income of $22,000 an increase in non-interest income of $37,000, and a decrease in other non-interest expense of $21,000, offset by an increase in income tax expense of $276,000.

     Net Interest Income. Net interest income remained relatively unchanged, increasing only $22,000, or 0.64%, from $3.41 million for the year ended September 30, 1996 to $3.43 million for the year ended September 30, 1997. Average interest-earning assets increased $6.36 million, or 6.55%, while average interest-bearing liabilities increased $8.43 million, or 9.72%. During this same period, the interest rate spread decreased from 3.02% for the year ended September 30, 1996 to 2.94% for the year ended September 30, 1997.

     Interest Income. Interest income increased by $462,000, or 6.23%, from $7.43 million for the year ended September 30, 1996 to $7.89 million for the year ended September 30, 1997. This increase was due primarily to an increase in the average outstanding balance of interest-earning assets. Total average interest-earning assets increased 6.55% during the year ended September 30, 1997. At the same time the overall yield on interest-earning assets remained relatively unchanged for the same period.

     Interest Expense. Interest expense increased by $441,000, or 10.97%, from $4.02 million for the year ended September 30, 1996 to $4.46 million for the year ended September 30, 1997. This increase was primarily the result of an increase in the average outstanding balances of Federal Home Loan Bank advances and repurchase agreements.

     Provision for Losses on Loans. There were no provisions for losses on loans during either of the past two fiscal years. The Bank will continue to monitor and modify its allowance for losses as conditions dictate. Although the Bank maintains its allowance for losses at a level it considers adequate to provide for probable losses, there can be no assurance that such losses will not exceed the estimated amounts or that additional provisions for loan losses will not be required in future periods.

     Non-interest Income. Total non-interest income increased by $37,000, or 7.00%, from $533,000 for the year ended September 30, 1996 to $571,000 for the year ended September 30, 1997. This increase was related to a $62,000 increase in fees and service charges, a $30,000 increase in gains on sales of securities and foreclosed real estate, and a $55,000 decrease in other income.

     Non-interest Expense. Non-interest expense decreased by $609,000, or 17.84%, from $3.41 million for the year ended September 30, 1996 to $2.80 million for the year ended September 30, 1997. This decrease was primarily the result of a $588,000 charge in the year ended September 30, 1996 for assessments imposed under the Deposit Insurance Fund Act of 1996. This decrease was also due to a $134,000 decrease in federal deposit insurance premiums and an $89,000 decrease in legal and professional fees. These decreases were offset by a $103,000 increase in compensation and employee benefits expense, a $20,000 increase in occupancy expense, a $45,000 increase in advertising expense and a $34,000 increase in other non-interest expenses.

     Income Tax Expense. Income tax expense increased from $216,000 for the year ended September 30, 1996 to $492,000 for the year ended September 30, 1997 due to increased income before income tax expense.

ALLOWANCE FOR LOAN LOSSES

     In originating loans, the Company recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. It is management's policy to maintain an adequate allowance for loan losses based on, among other things, the Company's historical loan loss experience, evaluation of economic conditions, regular reviews of delinquencies and loan portfolio quality. The Company increases its allowance for loan losses by charging provisions for loan losses against the Company's income. Management will continue to actively monitor the Company's asset quality and allowance for loan losses. Management will charge off loans and properties acquired in settlement of loans against the allowance for losses on such loans and such properties when appropriate and will provide specific loss allowances when necessary. Although management believes it uses the best information available to make determinations with respect to the allowance for losses, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used in making the initial determination.

     The following table reflects the activity in the allowance for loan losses.

                                                               At or for the
                                                           Year Ended September 30,
                                                          --------------------------
                                                            1998          1997
                                                          --------  ----------------
                                                            (Dollars in thousands)
Balance at the beginning of the year.....................  $  427           $   454
Provision for losses.....................................     153                --
Charge-offs..............................................    (109)              (38)
Recoveries...............................................      27                11
                                                           ------           -------
  Net charge-offs........................................      71               (27)
                                                           ------           -------
Balance at end of the year...............................  $  498           $   427
                                                           ======           =======

Ratio of net charge-offs to average loans
 outstanding during the period...........................    0.15%             0.05%
                                                           ======           =======

Ratio of allowance for loan losses
 to total loans..........................................    0.86%             0.78%
                                                           ======           =======

NON-PERFORMING ASSETS

   Non-performing assets totaled $670,000 at September 30, 1998 compared to $355,000 at September 30, 1997.

   Non-performing assets are summarized in the following table.

                                                          Year Ended September 30,
                                                          ------------------------
                                                           1998              1997
                                                          ------           -------
                                                           (Dollars in thousands)
Non-performing loans....................................  $  518           $    92
Foreclosed assets.......................................     152               263
                                                          ------           -------
  Total non-performing assets...........................  $  670           $   355
                                                          ======           =======

Non-performing assets to total assets...................    0.53%             0.32%
                                                          ======           =======

Non-performing assets to total loans....................    1.16%             0.65%
                                                          ======           =======

Allowance for loan losses to non-performing loans.......   96.14%           464.13%
                                                          ======           =======

     The non-performing loans reflected above consist of non-accruing loans and accruing loans 90 days or more past due.

AVERAGE BALANCE, INTEREST AND AVERAGE YIELDS AND RATES

     The following table sets forth certain information relating to the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from daily balances.

     The table also presents information for the periods indicated with respect to the difference between the weighted average yield earned on interest-earning assets and weighted average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets," which is its net interest income divided by the average balance of interest-earning assets or "net interest margin." Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

     Average balances of non-accruing loans are included in the average balance of loans receivable.

                                                                             FOR THE YEAR ENDED SEPTEMBER 30,
                                                                ---------------------------------------------------------
                                        AT SEPTEMBER 30, 1998              1998                          1997
                                        ----------------------  ----------------------------  ---------------------------
                                                       AVERAGE                      AVERAGE                       AVERAGE
                                                       YIELD/    AVERAGE             YIELD/   AVERAGE              YIELD/
                                           BALANCE      COST     BALANCE  INTEREST    COST    BALANCE   INTEREST   COST
                                        ------------  --------  --------  --------  --------  --------  --------  -------
                                                                 (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans receivable.....................     $ 56,064     8.85%  $ 55,166    $4,918     8.91%  $ 51,810    $4,694    9.06%
  Other marketable securities/1/.......       42,725     6.56     33,179     2,297     6.92     27,511     1,815    6.60
  Mortgage-backed and related
   securities..........................       17,408     6.40     18,853     1,186     6.29     19,820     1,278    6.45
  Short-term investment and other
    interest-earning assets............        3,381     5.96      4,813       119     2.47      4,361       104    2.38
                                            --------            --------    ------   ------   --------    ------
    Total interest-earning assets......      119,578     7.59    112,011     8,520     7.61    103,502     7,891    7.62
                                                                            ------                        ------
Non-interest-earning assets............        5,673               6,152                         5,187
                                            --------            --------                      --------
    Total assets.......................      125,251             118,163                       108,689
                                            ========            ========                      ========

Interest-bearing liabilities:
  Deposits:
    NOW accounts.......................     $ 11,099     1.43   $ 11,288       169     1.50   $ 10,707       168    1.57
    Passbook accounts..................        8,029     2.00      7,899       157     1.99      8,266       165    2.00
    Money market deposits..............        8,837     3.00      8,985       268     2.98      9,051       269    2.97
    Certificate accounts...............       57,901     5.80     56,199     3,254     5.79     54,406     3,129    5.75
  Borrowings:
    FHLB advances......................       20,457     5.22     15,677       878     5.60      8,302       480    5.78
    Other borrowed funds...............        4,435     5.57      3,359       180     5.36      4,460       246    5.52
                                            --------            --------    ------            --------    ------
       Total interest-bearing
        liabilities....................      110,758     4.75    103,407     4,906     4.74     95,192     4,457    4.68
                                                                            ------                        ------
Non-interest-bearing liabilities.......        1,411               2,424                         1,436
                                            --------            --------                      --------
    Total liabilities..................      112,169             105,831                        96,628
Stockholders' equity...................       13,082              12,332                        12,061
                                            --------            --------                      --------
    Total liabilities and retained
      earnings.........................     $125,251            $118,163                      $108,689
                                            ========            ========                      ========
Net interest income....................                                     $3,614                        $3,434
                                                                            ======                        ======
Interest rate spread...................                  2.84%                         2.87%                        2.94%
                                                     ========                        ======                       =======
Net interest margin....................                  3.19%                         3.23%                        3.32%
                                                     ========                        ======                       =======
Ratio of average interest-earning
  assets to average interest-
  bearing liabilities..................                107.96%                       108.32%                      108.73%
                                                     ========                        ======                       ======

-----------
(1) Interest on tax exempt investments is not presented at the tax equivalent yield.

RATE/VOLUME ANALYSIS

     The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate); and (ii) changes in rates (change in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and change due to rate.

                                                              YEAR ENDED SEPTEMBER 30,
                                      --------------------------------------------------------
                                         1998       VS.       1997        1997    VS.    1996
                                      --------------------------------  ----------------------
                                             INCREASE (DECREASE)            INCREASE (DECREASE)
                                                   DUE TO                        DUE TO
                                      --------------------------------  ----------------------
                                         VOLUME     RATE       TOTAL    VOLUME   RATE   TOTAL
                                      ----------  ---------  ---------  -------  -----  ------
                                                      (IN THOUSANDS)
Interest income:
  Loans receivable..................      $ 302       $(78)     $ 224    $ 257   $(34)  $ 223
  Mortgage-backed and related
    securities......................        (61)       (31)       (92)    (120)    (9)   (129)
  Other marketable securities.......        390         92        482      444     32     476
  Other interest-earning assets.....         11          4         15      (44)   (64)   (108)
                                          -----       ----      -----    -----   ----   -----
     Total interest-earning assets..        642        (13)       629      537    (75)    462

Interest expense:
  Deposits:
    NOW accounts....................          8         (7)         1       12     (1)     11
    Passbook accounts...............         (8)        --         (8)     (13)    (8)    (21)
    Money market accounts...........         (2)         1         (1)       8      1       9
    Certificates....................        103         22        125       18    (22)     (4)
  Borrowings:
    FHLB advances...................        413        (15)       398      327      2     329
    Other borrowed money............        (59)        (7)       (66)     115      2     117
                                          -----       ----      -----    -----   ----   -----
     Total interest-bearing
       liabilities..................        455         (6)       449      467    (26)    441
                                          -----       ----      -----    -----   ----   -----
Change in net interest income.......      $ 187       $ (7)     $ 180    $  70   $(49)  $  21
                                          =====       ====      =====    =====   ====   =====

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of funds for operations are deposits from its market area; principal and interest payments on loans, securities available for sale and securities held to maturity; proceeds from the sale or maturation of securities and advances from the FHLB of Des Moines. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, and competition.

     The primary investing activities of the Company are the origination of one- to four-family loans, the origination of consumer loans and the purchase of securities. During the years ended September 30, 1998 and 1997, the Bank's loan originations totaled $16.62 million and $15.26 million, respectively. The Company purchased investment securities and mortgage backed and related securities during the years ended September 30, 1998 and 1997 of $58.77 million and $23.14 million, respectively.

     The primary financing activity of the Company is the attraction of deposits. During the year ended September 30, 1998, the Bank experienced a net increase in deposits of $2.86 million. During the year ended September 30, 1997, the Bank experienced a net increase in deposits of $1.96 million. During the year ended September 30, 1996, the Bank experienced a net decrease in deposits of $1.01 million.

     During the year ended September 30, 1998, the Bank has continued to be active in the area of repurchase agreements. Repurchase agreements at September 30, 1998 totaled $3.14 million compared to a total of $4.70 million at September 30, 1996.

     At September 30, 1998, the FHLB advances are secured by the FHLB stock and a blanket pledge of residential loans, and governmental agency securities. Under the agreement, the Bank must maintain eligible collateral in amounts exceeding 125 percent of the outstanding advances. At September 30, 1998, the Bank had $20.46 million in advances outstanding with the FHLB.

     The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied by the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required minimum liquidity ratio is currently 4.0%. The Bank's average daily liquidity ratio for the month of September 1998 was 37.54%.

     The Company's most liquid assets are cash and cash equivalents, which consist of short-term highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash and interest-bearing deposits. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At September 30, 1998 and 1997, cash and cash equivalents totaled $4.29 million and $4.60 million, respectively.

     The Bank anticipates that it will have sufficient funds available to meet its current commitments. At September 30, 1998, the Bank had commitments to originate/purchase loans of $1.11 million. Certificates of deposit which are scheduled to mature in one year or less at September 30, 1998, totaled $33.97 million. Management believes that a significant portion of such deposits will remain with the Bank.

     At September 30, 1998, the Bank exceeded each of the three regulatory capital requirements.

IMPACT OF INFLATION AND CHANGING PRICES

     The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

                       CONSOLIDATED FINANCIAL STATEMENTS
                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

                                                                       PAGE

Independent Auditors' Report.........................................    14

Consolidated Statements of Financial Condition
  September 30, 1998 and 1997........................................    15

Consolidated Statements of Income for the years ended
  September 30, 1998 and 1997........................................    16

Consolidated Statements of Stockholders' Equity for the years ended
  September 30, 1998 and 1997........................................    17

Consolidated Statements of Cash Flows for the years ended
  September 30, 1998 and 1997........................................    19

Notes to Consolidated Financial Statements...........................    21

                    [LETTERHEAD OF MCGLADREY & PULLEN, LLP]




                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
First Federal Bancorporation
Bemidji, Minnesota

We have audited the accompanying consolidated statements of financial condition of First Federal Bancorporation and subsidiaries (the Company) as of September 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Federal Bancorporation and subsidiaries as of September 30, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                        McGLADREY & PULLEN, LLP

Duluth, Minnesota
October 30, 1998

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 1998 AND 1997

                                                                               1998                   1997
---------------------------------------------------------------------------------------------------------------
ASSETS
Cash                                                                $          2,056,775   $          1,623,991
Interest-bearing deposits with banks                                           2,233,413              2,975,412
                                                                    -------------------------------------------
     CASH AND CASH EQUIVALENTS                                                 4,290,188              4,599,403

Available-for-sale securities                                                 36,833,559             47,591,284

Held-to-maturity securities                                                   23,299,208                529,964

Loans receivable, less allowance for loan losses
 $498,340 in 1998 and $427,255 in 1997                                        56,063,951             53,588,542
Federal Home Loan Bank stock, at cost                                          1,148,000                700,500
Foreclosed real estate, net                                                      152,754                263,186
Accrued interest receivable                                                      991,507                886,263
Premises and equipment, net                                                    2,098,531              1,894,958
Other assets                                                                     372,930              1,437,938
                                                                    -------------------------------------------
                                                                    $        125,250,628   $        111,492,038
                                                                    ===========================================

LIABILITIES AND STOCKHOLDERS' EQUITY
 Deposits                                                           $         85,866,264   $         83,003,312
 Borrowings                                                                   24,892,673             14,231,202
 Advance payments by borrowers for taxes and insurance                           163,022                163,876
 Accrued interest payable                                                        543,886                594,920
 Accrued expenses and other liabilities                                          702,335              1,557,702
                                                                    -------------------------------------------
     TOTAL LIABILITIES                                                       112,168,180             99,551,012
                                                                    -------------------------------------------

Commitments and Contingencies

Stockholders' Equity
 Common stock ($.01 par value); authorized 4,000,000 shares;
   issued 993,275 and 1,008,849 shares in 1998 and 1997                            9,933                  6,726
 Additional paid-in capital                                                    6,173,130              6,109,390
 Retained earnings, subject to certain restrictions                            8,691,092              8,015,142
 Unrealized gain (loss) on securities available for sale, net                    220,566                (14,515)
 Unearned employee stock ownership plan shares                                  (414,000)              (483,000)
 Unearned management recognition plan shares                                    (188,887)              (283,331)
 Treasury stock, at cost, 191,534 and 129,117 shares in
   1998 and 1997                                                              (1,939,384)            (1,409,386)
 Deferred compensation payable in common stock                                   529,998
                                                                    -------------------------------------------
     TOTAL STOCKHOLDERS' EQUITY                                               13,082,448             11,941,026
                                                                    -------------------------------------------
                                                                    $        125,250,628   $        111,492,038
                                                                    ===========================================

See Notes to Consolidated Financial Statements.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED SEPTEMBER 30, 1998 AND 1997

                                                                              1998                   1997
---------------------------------------------------------------------------------------------------------------
Interest Income
 Loans receivable                                                   $          4,917,597   $          4,694,386
 Mortgage-backed and related securities                                        1,186,089              1,277,792
 Other marketable securities                                                   2,296,966              1,814,440
 Interest-bearing deposits with banks                                             61,722                 55,399
 Dividends                                                                        57,674                 49,001
                                                                    -------------------------------------------
                                                                               8,520,048              7,891,018
                                                                    -------------------------------------------

Interest Expense
 Deposits                                                                      3,848,369              3,731,004
 Borrowings                                                                    1,057,803                725,840
                                                                    -------------------------------------------
                                                                               4,906,172              4,456,844
                                                                    -------------------------------------------
     NET INTEREST INCOME                                                       3,613,876              3,434,174

Provision for Loan Losses                                                        153,000
                                                                    -------------------------------------------
     NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                       3,460,876              3,434,174
                                                                    -------------------------------------------

Noninterest Income
 Fees and service charges                                                        607,393                471,979
 Gain on sales of securities                                                                             27,095
 Gain (loss) on sales of foreclosed real estate                                  (29,377)                13,485
 Other income                                                                     72,949                 58,122
                                                                    -------------------------------------------
                                                                                 650,965                570,681
                                                                    -------------------------------------------
Noninterest Expense
 Compensation and employee benefits                                            1,585,321              1,526,983
 Occupancy                                                                       488,607                517,737
 Federal deposit insurance premiums                                               52,116                 85,256
 Data processing                                                                  77,079                 74,823
 Advertising                                                                     113,965                138,221
 Other expenses                                                                  493,976                461,529
                                                                    -------------------------------------------
                                                                               2,811,064              2,804,549
                                                                    -------------------------------------------

     INCOME BEFORE INCOME TAX EXPENSE                                          1,300,777              1,200,306

Income Tax Expense                                                               486,642                491,893
                                                                    -------------------------------------------
     NET INCOME                                                     $            814,135   $            708,413
                                                                    ===========================================

Earnings per Common Share - Basic                                   $               1.06   $               0.87
                                                                    ===========================================
Earnings per Common Share - Diluted                                 $               0.98   $               0.84
                                                                    ===========================================

See Notes to Consolidated Financial Statements.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 1998 AND 1997

                                                                                                 Unrealized    Unearned
                                                                                                    Gain       Employee
                                                                 Additional                      (Loss) On       Stock
                                                      Common      Paid-In        Retained        Securities    Ownership
                                                      Stock       Capital        Earnings        For Sale,       Plan
                                                                                                    Net         Shares
----------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1996                           $  7,006   $  6,372,253   $  7,558,604     $  (150,979)  $  (552,000)

 Net income                                                  -              -        708,413               -             -
 Change in net unrealized gain (loss) on securities
   available for sale, net of tax effect                     -              -              -         136,464             -
 Purchase of treasury stock                                  -              -              -               -             -
 Issuance of stock for exercised options                     -            (54)             -               -             -
 Purchase and retirement of common stock                  (280)      (279,720)      (251,875)              -             -
 Amortization of management recognition plan                 -              -              -               -             -
 Earned employee stock ownership plan shares                 -         16,911              -               -        69,000
                                                      ----------------------------------------------------------------------

Balance, September 30, 1997                              6,726      6,109,390      8,015,142         (14,515)     (483,000)

 Net income                                                  -              -        814,135               -             -
 Change in net unrealized gain (loss) on securities
   available for sale, net of tax effect                     -              -              -         235,081             -
 Reclassification of stock to deferred
   compensation payable                                      -              -              -               -             -
 Settlement of deferred compensation payable in
   common stock                                              -         23,975              -               -             -
 Stock Split                                             3,328         (4,165)             -               -             -
 Purchase and retirement of common stock                  (121)      (103,510)      (138,185)              -             -
 Amortization of management recognition plan                 -         21,600              -               -             -
 Earned employee stock ownership plan shares                 -        125,840              -               -        69,000
                                                      ----------------------------------------------------------------------

Balance, September 30, 1998                           $  9,933   $  6,173,130   $  8,691,092     $   220,566   $  (414,000)
                                                      ======================================================================



                                                                                     Deferred
                                                       Unearned                        Comp
                                                      Management                    Payable in
                                                      Recognition      Treasury       Common
                                                      Plan Shares       Stock          Stock         Total
--------------------------------------------------------------------------------------------------------------

Balance, September 30, 1996                           $  (377,775)  $    (534,411)  $        -   $  12,322,698

 Net income                                                     -               -            -         708,413
 Change in net unrealized gain (loss) on securities             -               -
   available for sale, net of tax effect                        -               -            -         136,464
 Purchase of treasury stock                                     -        (877,383)           -
 Issuance of stock for exercised options                        -           2,408            -           2,354
 Purchase and retirement of common stock                        -               -            -               -
 Amortization of management recognition plan               94,444               -            -          94,444
 Earned employee stock ownership plan shares                    -               -            -          85,911
                                                      --------------------------------------------------------

Balance, September 30, 1997                              (283,331)     (1,409,386)           -      11,941,026

 Net income                                                     -               -            -         814,135
 Change in net unrealized gain (loss) on securities
   available for sale, net of tax effect                        -               -            -         235,081
 Reclassification of stock to deferred
   compensation payable                                         -        (562,045)     562,045
 Settlement of deferred compensation payable in
   common stock                                                 -          32,047      (32,047)         23,975
 Stock Split                                                    -               -            -            (837)
 Purchase and retirement of common stock                        -               -            -        (241,816)
 Amortization of management recognition plan               94,444               -            -         116,044
 Earned employee stock ownership plan shares                    -               -            -         194,840
                                                      --------------------------------------------------------

Balance, September 30, 1998                           $  (188,887)  $  (1,939,384)  $  529,998     $13,082,448
                                                      ========================================================

See Notes to Financial Statements.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 1998 AND 1997


                                                                              1998                   1997
---------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
 Net income                                                         $            814,135   $            708,413
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Provisions for loan losses                                                     153,000                      -
  Depreciation and amortization                                                  242,528                268,084
  Amortization of premium and discount, net                                      (82,220)               (10,004)
  Increase in accrued interest receivable                                       (105,244)               (23,531)
  (Decrease) increase in accrued interest payable                                (51,034)                 7,141
  (Gain) loss on sales of securities and foreclosed real estate                   29,377                (40,579)
  Decrease in other assets                                                       378,921                 60,025
  Increase (decrease) in accrued expenses and other liabilities                 (278,951)               158,816
  Earned ESOP shares priced above original cost                                  122,440                 62,100
  Decrease in unearned ESOP shares                                                69,000                 69,000
  Decrease in unamortized restricted stock                                        94,444                 94,444
                                                                    -------------------------------------------
   NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES                             1,386,396              1,353,909
                                                                    -------------------------------------------

Cash Flows from Investing Activities
 Net increase in loans receivable                                             (2,628,409)            (2,585,437)
 Purchase of securities available for sale                                   (18,779,744)           (23,285,455)
 Purchase of securities held to maturity                                     (39,988,125)                     -
 Purchase of Federal Home Loan Bank stock                                       (447,500)                     -
 Purchase of premises and equipment                                             (446,102)              (218,288)
 Proceeds from maturities and sale of securities                              40,216,633             17,683,792
 Principal payments on mortgage-backed
  and related securities available for sale                                    6,797,408              4,038,810
 Principal payments on mortgage-backed
  and related securities held to maturity                                        222,967                105,240
 Net (increase) decrease in foreclosed real estate                                76,345                (69,363)
                                                                    -------------------------------------------
   NET CASH FLOWS USED BY INVESTING ACTIVITIES                               (14,976,527)            (4,330,701)
                                                                    -------------------------------------------

Cash Flows from Financing Activities
 Net increase in deposits                                                      2,862,952              1,956,793
 Increase (decrease) in advance payments by borrowers
  for taxes and insurance                                                           (854)                 7,146
 Net decrease in repurchase agreements                                        (1,561,416)              (257,716)
 Net increase in FHLB advances                                                10,922,887              2,591,040
 Increase in Federal funds purchased                                           1,300,000                      -
 Purchase of treasury stock                                                            -               (877,383)
 Proceeds from exercise of stock options                                               -                  2,354
 Purchase of fractional shares on stock split                                       (837)                     -
 Purchase and retirement of common stock                                        (241,816)              (531,875)
                                                                    -------------------------------------------
   NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                            13,280,916              2,890,359
                                                                    -------------------------------------------

   NET DECREASE IN CASH AND CASH EQUIVALENTS                                    (309,215)               (86,433)

                                  (Continued)

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 1998 AND 1997


                                                                              1998                   1997
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
 Beginning of year                                                             4,599,403              4,685,836
                                                                    -------------------------------------------
 End of year                                                        $          4,290,188   $          4,599,403
                                                                    ===========================================

Supplemental Disclosures of Cash Flow Information
 Cash paid during the year for:
  Interest                                                          $          4,957,206   $          4,449,702
                                                                    ===========================================

  Income taxes                                                      $            432,000   $            239,000
                                                                    ===========================================

Supplemental Schedule of Noncash Investing and
 Financing Activities
 Net change in unrealized gain (loss) on securities
  available for sale                                                $            235,081   $            231,297
                                                                    ===========================================

 Real estate acquired in settlement of loan                         $            174,459   $            120,514
                                                                    ===========================================
 Deferred compensation obligation and related stock in
  grantor trust reclassified to stockholder's equity                $            562,045   $               -
                                                                    ===========================================

See Notes to Financial Statements.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 1. DESCRIPTION OF THE BUSINESS

First Federal Bancorporation (the Company) is the unitary thrift holding company for First Federal Bank (the Bank) with its main office in Bemidji, Minnesota and four branch offices located in Bemidji, Bagley, Baudette and Walker, Minnesota. The Bank provides retail and commercial loan and deposit services principally to customers within a 30-mile radius of the Bank's locations.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles.

BASIS OF FINANCIAL STATEMENT PRESENTATION AND ACCOUNTING ESTIMATES: In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant change in the near-term relates to the determination of the allowance for loan losses.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements included herein are for the Company, the Bank, and the Bank's wholly-owned subsidiary, First Federal Service Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

INVESTMENT IN DEBT AND MARKETABLE EQUITY SECURITIES: The Company accounts for debt and marketable equity securities in accordance with Financial Accounting Standards Board Statement No. 115. This statement requires that management determine the appropriate classification of securities at the date of adoption and thereafter as each individual security is acquired. In addition, the appropriateness of such classification is reassessed at each balance sheet date. The classifications and related accounting policies are as follows:

AVAILABLE-FOR-SALE SECURITIES:  Securities classified as available-for-sale
(AFS) are debt and marketable equity securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell an AFS security would be based on factors including movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and similar factors. AFS Securities are carried at fair value. Unrealized gains or losses, net of the related deferred tax effect, are reported as increases or decreases in stockholders' equity. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

HELD-TO-MATURITY SECURITIES: Securities classified as held to maturity are those debt securities the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs, or changes in general economic conditions. These securities are carried at amortized cost unless a decline in market value is determined to be other than a temporary decline when a loss in the value of the investment would be recognized. Gains and losses on sales of securities are recognized at the time of sale and are calculated based on the specific identification method. Premiums and discounts are amortized using the interest method over the term of the securities.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

LOANS RECEIVABLE: Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses.

Discounts and premiums on loans purchased are amortized to income using the interest method over the estimated average loan life. Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized over the life of the related loans using the interest method.

The allowance for loan losses is maintained at an amount considered adequate to provide for probable losses. The allowance for loan losses is based on periodic analysis of the loan portfolio by management. In this analysis, management considers factors including, but not limited to, specific occurrences, general economic conditions, loan portfolio composition, and historical experience. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. Management believes that the allowance for loan losses is adequate. While management used available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require additions to the allowance based on their judgment about information available to them at the time of their examination.

The Company defines a loan as impaired when it is probable it will be unable to collect principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans that have been separately identified for evaluation are measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment of those loans is to be based on the fair value of the collateral.

Interest on loans is recognized over the terms of the loans and is calculated using the simple interest method on principal amounts outstanding. Accrual of interest is generally stopped when a loan is greater than three months past due. Interest on these loans is recognized only when actually paid by the borrower if collection of the principal is likely to occur. Accrual of interest is generally resumed when the customer is current on all principal and interest payments and has been paying on a timely basis for a period of time.

FORECLOSED REAL ESTATE: Real estate acquired in the settlement of loans is carried at the lower of the unpaid loan balance plus settlement costs or estimated fair market value less selling costs at the time of foreclosure. The carrying value of individual properties is periodically evaluated and reduced to the extent cost exceeds estimated fair value less selling costs. Costs of developing and improving such properties are capitalized. Expenses related to holding such real estate, net of rental and other income, are charged against income as incurred.

PREMISES AND EQUIPMENT: Land is carried at cost. Office buildings, improvements, furniture, and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of 20 to 40 years for office buildings and improvements and 3 to 10 years for furniture and equipment.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

INCOME TAXES: Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss or tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are adjusted for the effects of changes in tax rates on the date of enactment.

CASH EQUIVALENTS AND CASH FLOWS: Cash equivalents primarily represent amounts on deposit at other financial institutions and highly liquid financial instruments with original maturities at the date of purchase of three months or less. Cash flows from loans, deposits, short-term borrowings and FHLB advances are reported net.

EARNINGS PER SHARE AND ACCOUNTING CHANGE:   The FASB has issued Statement No.
128, Earnings per Share, which supersedes APB Opinion No. 15. Statement No. 128 requires the presentation of earnings per share by all entities that have common stock or potential common stock, such as options, warrants and convertible securities, outstanding that trade in a public market. Those entities that have only common stock outstanding are required to present basic earnings per share amounts. Basic per-share amounts are computed by dividing net income (the numerator) by the weighted-average number of common shares outstanding (the denominator). All other entities are required to present basic and diluted per-share amounts. Diluted per-share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce the loss or increase the income per common share from continuing operations.

The Company initially applied Statement No. 128 for the year ended September 30, 1998 and (as required by the Statement) has restated all per share information for the prior years to conform to the Statement.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Following is information about the computation of the earnings per share data for the years ended September 30, 1998 and 1997.


                                             Year Ended September 30,
                 -------------------------------------------------------------------------------------
                                1998                                        1997
                 ------------------------------------     --------------------------------------------
                                          Net Income                                  Net Income
                   Numerator  Denominator Per Share       Numerator   Denominator     Income Per Share

                 ------------------------------------     --------------------------------------------
Basic earnings
 per share,
 Income available
 to common
 stockholders      $ 814,135  771,612     $      1.06     $  708,413        810,136   $          0.87
Effect of
 dilutive
 securities:
Stock options              -   47,079            0.06              -         23,533              0.02
Management
 recognition
  plan                     -   15,571            0.02              -         10,870              0.01
                 ------------------------------------------------------------------------------------
Diluted earnings
 per share,
 Income available
 to common
 stockholders      $ 814,135  834,262  $       0.98       $  708,413        844,539   $          0.84
                 ====================================================================================


RECLASSIFICATIONS: Certain prior year amounts have been reclassified to conform with the 1998 presentation. These reclassifications had no effect on net income or stockholders' equity.

NEW ACCOUNTING STANDARDS: In June 1997 the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130). SFAS 130 requires that all items that are components of comprehensive income (defined as "the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners") be reported in a financial statement that is displayed with the same prominence as other financial statements. Companies will be required to (a) classify items of other comprehensive income by its nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS 130 is effective for fiscal years beginning after December 13, 1997 and requires reclassification of prior periods presented.
SFAS 130's requirements are disclosure-related and its implementation will have no impact on the Company's financial condition or results of operations.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

NOTE 3.   SECURITIES AVAILABLE FOR SALE

Summaries of securities available for sale at September 30, 1998 and 1997 are presented below:

                                                                              1998
                                           --------------------------------------------------------------------------
                                                                     Gross               Gross
                                              Amortized            Unrealized          Unrealized          Fair
                                                Cost                 Gains               Losses            Value
---------------------------------------------------------------------------------------------------------------------
Mortgage-backed securities                 $ 7,890,713            $ 161,733            $  7,661          $  8,044,785
Collateralized mortgage
 obligations and REMICS                      8,975,849               81,357                 817             9,056,389
                                           --------------------------------------------------------------------------
        Total mortgage-backed
         and related securities             16,866,562              243,090               8,478            17,101,174
                                           --------------------------------------------------------------------------
Other Marketable Securities
 U.S. government and agency
   securities                               13,326,640               83,186                   -            13,409,826
 Corporate bonds and notes                   4,760,588              123,245              68,786             4,815,047
 Municipal bonds                               498,116               16,741                   -               514,857
 Mutual funds                                1,007,812                4,688              19,845               992,655
                                           --------------------------------------------------------------------------
      Total other marketable
        securities                          19,593,156              227,860              88,631            19,732,385
                                           --------------------------------------------------------------------------
                                           $36,459,718            $ 470,950            $ 97,109          $ 36,833,559
                                           ==========================================================================

                                                                                 1997
                                           --------------------------------------------------------------------------
                                                                     Gross               Gross
                                              Amortized            Unrealized          Unrealized          Fair
                                               Cost                  Gains               Losses            Value
---------------------------------------------------------------------------------------------------------------------
Mortgage-backed securities                 $  8,231,891           $  63,058            $  68,928         $  8,226,021
Collateralized mortgage
 obligations and REMICS                      10,594,632              46,036               32,396           10,608,272
                                           --------------------------------------------------------------------------
      Total mortgage-backed
         and related securities              18,826,523             109,094              101,324           18,834,293
                                           --------------------------------------------------------------------------
Other Marketable Securities
 U.S. government and agency
   securities                                21,642,268              40,886               24,203           21,658,951
 Corporate bonds and notes                    5,641,451              39,521               59,045            5,621,927
 Municipal bonds                                497,830               2,532                    -              500,362
 Mutual funds                                 1,007,812               2,689               34,750              975,751
                                           --------------------------------------------------------------------------
      Total other marketable
        securities                           28,789,361              85,628              117,998           28,756,991
                                           --------------------------------------------------------------------------
                                           $ 47,615,884           $ 194,722            $ 219,322         $ 47,591,284
                                           ==========================================================================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

The amortized cost and fair value of other marketable securities available for sale at September 30, 1998 by contractual maturity is shown below. Expected maturities may differ from contractual maturities because obligors may have the right to call or prepay obligations with or without call or prepayment penalties:

                                                           1998
                                              ------------------------------
                                                  Amortized          Fair
                                                    Cost             Value
----------------------------------------------------------------------------
Due in one year or less                       $   1,744,442    $   1,751,622
Due after one year through five years             4,934,090        4,979,820
Due after five years through ten years           11,244,910       11,322,109
Due after ten years                                 661,902          686,179
Mutual funds with no stated maturity              1,007,812          992,655
                                              ------------------------------
                                              $  19,593,156    $  19,732,385
                                              ==============================


Proceeds from maturities of securities available for sale during 1998 were $23,216,633. There were no available for sale securities sold in 1998.
Proceeds from maturities and sales of securities available for sale during 1997 were $16,079,246 and $1,394,679, respectively, resulting in gross gains of $27,095.


CHANGES IN THE UNREALIZED GAIN (LOSS) ON AVAILABLE-FOR-SALE
 SECURITIES:
                                                                       Year Ended September 30,
                                                                    ---------------------------
                                                                          1998           1997
-----------------------------------------------------------------------------------------------
Balance, beginning                                                  $   (14,515)    $  (150,979)
 Unrealized gain (loss) during the year                                 399,398         228,060
 Deferred tax effect related to unrealized gain (loss)                 (164,317)        (91,596)
                                                                    ---------------------------
Balance, ending                                                     $   220,566     $   (14,515)
                                                                    ===========================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 4.   SECURITIES HELD TO MATURITY

Summaries of securities held to maturity at September 30, 1998 and 1997 are presented below:

                                                               1998
                                --------------------------------------------------------------
                                                       Gross          Gross
                                       Amortized     Unrealized     Unrealized        Fair
                                         Cost          Gains          Losses          Value
----------------------------------------------------------------------------------------------
Mortgage-backed securities        $     238,810     $   4,226        $   608      $    242,428
Collateralized mortgage
 obligations and REMICS                  68,147             -            631            67,516
                                  ------------------------------------------------------------
      Total mortgage-backed
         and related securities         306,957         4,226          1,239           309,944

Other marketable securities:
 US government and agency
   securities                        22,992,251       143,567             --        23,135,818
                                  ------------------------------------------------------------
      Total securities held to
       maturity                   $  23,299,208     $ 147,793        $ 1,239      $ 23,445,762
                                  ============================================================

                                                            1997
                                  ------------------------------------------------------------
                                                       Gross          Gross
                                   Amortized         Unrealized     Unrealized       Fair
                                     Cost              Gains          Losses         Value
----------------------------------------------------------------------------------------------
Mortgage-backed securities        $ 337,697         $   4,080        $   961      $    340,816
Collateralized mortgage
 obligations and REMICS             192,267             5,371          2,941           194,697
                                  ------------------------------------------------------------
      Total mortgage-backed
         and related securities   $ 529,964         $   9,451        $ 3,902      $    535,513
                                  ============================================================

All of the securities held to maturity that are not mortgage-bac ked are due in five to ten years. The securities may be subject to call before their scheduled maturity.
                                       26

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 5.  LOANS RECEIVABLE

Loans receivable consisted of the following:

                                                                              September 30,
                                                                  -------------------------------------
                                                                        1998                   1997
-------------------------------------------------------------------------------------------------------
One-to-four family residential loans                              $   26,981,456        $    26,110,935
Commercial real estate and multifamily residential loans              15,464,796             14,205,942
Consumer loans                                                        13,796,819             13,497,780
Commercial business loans                                              1,440,722              1,155,636
                                                                  -------------------------------------
                                                                      57,683,793             54,970,293
Less:
 Loans in process                                                     (1,221,946)            (1,024,505)
 Deferred fees and (discounts) premiums                                  100,444                 70,009
 Allowance for loan losses                                              (498,340)              (427,255)
                                                                  -------------------------------------
                                                                  $   56,063,951        $    53,588,542
                                                                  =====================================

Nonaccrual loans are the only loans considered to be impaired under the criteria established by SFAS No. 114 and SFAS No. 118. The related allowance for credit losses as of September 30, 1998 was $23,047. The average investment in impaired loans during fiscal 1998 was $104,728. There were no impaired loans at September 30, 1997. The average investment in impaired loans during fiscal 1997 was approximately $24,750.

The aggregate amount of loans to directors, executive officers and their related interests was $1,160,194 and $185,344 at September 30, 1998 and 1997,
respectively. Activity with respect to these loans during fiscal 1998 included net increases of $974,851 with respect to these loans during fiscal 1997 included net decreases of $49,921. In the opinion of management, such loans were made in the ordinary course of business on normal credit terms, including interest rate and collateralization, and do not represent more than normal risk of collection.

The Bank grants residential and commercial real estate loans and consumer loans primarily to customers in northern Minnesota. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' abilities to honor their loans are dependent upon the local economy in northern Minnesota.

At September 30, 1998 and 1997 the Bank was servicing real estate loans for others with aggregate unpaid principal balances of approximately $147,547 and $164,001, respectively.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 6.  ALLOWANCE FOR LOANS RECEIVABLE

                                                                              September 30,
                                                                  -------------------------------------
                                                                         1998               1997
-------------------------------------------------------------------------------------------------------
Balance, beginning                                                $        427,255     $        453,460
 Provision for losses                                                      153,000                    -
 Charge-offs                                                              (109,976)             (37,952)
 Recoveries                                                                 28,061               11,747
                                                                  -------------------------------------
Balance, ending                                                   $        498,340     $        427,255
                                                                  =====================================


NOTE 7.  FORECLOSED REAL ESTATE

Foreclosed real estate consisted of the following:

                                                                              September 30,
                                                                  -------------------------------------
                                                                       1998                 1997
-------------------------------------------------------------------------------------------------------
Real estate acquired through foreclosure or deed
 in lieu of foreclosure                                           $         76,300     $        173,500
Real estate in judgment (subject to redemption)                             78,161               89,836
                                                                  -------------------------------------
                                                                           154,461              263,336
Less allowance for losses                                                    1,707                  150
                                                                  -------------------------------------
                                                                  $        152,754     $        263,186
                                                                  =====================================

NOTE 8.  ACCRUED INTEREST RECEIVABLE

Accrued interest receivable is summarized as follows:

                                                                             September 30,
                                                                  -------------------------------------
                                                                       1998                 1997
-------------------------------------------------------------------------------------------------------
Mortgage-backed and related securities                            $         56,398     $         58,635
Other marketable securities                                                571,097              450,840
Loans receivable                                                           364,012              376,788
                                                                  -------------------------------------
                                                                  $        991,507     $        886,263
                                                                  =====================================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 9. PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

                                                                              September 30,
                                                                  -------------------------------------
                                                                      1998                    1997
-------------------------------------------------------------------------------------------------------
Land and improvements                                             $        235,172     $        222,667
Office buildings                                                         1,573,531            1,568,633
Furniture and equipment                                                  1,909,931            1,498,920
Leasehold improvements                                                     187,930              187,931
Automobile                                                                  27,519               27,519
                                                                  -------------------------------------
                                                                         3,934,083            3,505,670
Less accumulated depreciation and amortization                           1,835,552            1,610,712
                                                                  -------------------------------------
                                                                    $    2,098,531     $      1,894,958
                                                                  =====================================

NOTE 10. DEPOSITS

Deposits consisted of the following:

                                        1998                                                  1997
                   ---------------------------------------------        -----------------------------------------------
                   Weighted                                             Weighted
                    Average                           Percent of         Average                            Percent of
                     Rate                  Amount       Total             Rate                   Amount        Total
----------------------------------------------------------------        -----------------------------------------------
Noninterest NOW           -%       $      2,648,425         3.08%                -%       $       2,389,046        2.88%
NOW                    1.88               8,450,647         9.84              2.04                8,434,507       10.16
Passbook               2.00               8,028,595         9.35              2.00                8,060,598        9.71
Money Market           3.00               8,837,230        10.30              3.00                8,955,038       10.79
                 -----------------------------------------------        -----------------------------------------------
                       2.09              27,964,897        32.57              2.16               27,839,189       33.54
                 -----------------------------------------------        -----------------------------------------------

Certificates
 2-2.99%               2.50                   2,596            -              2.50                    2,577           -
 3-3.99%                  -                       -            -                 -                        -           -
 4-4.99%               4.84               2,308,521         2.69              4.85                2,043,581        2.46
 5-5.99%               5.52              35,182,369        40.97              5.50               32,902,086       39.64
 6-6.99%               6.28              18,082,222        21.06              6.32               17,684,171       21.31
 7-7.99%               7.19               2,325,659         2.71              7.18                2,531,708        3.05
                 -----------------------------------------------        -----------------------------------------------
                       5.80              57,901,367        67.43              5.82               55,164,123       66.46
                 -----------------------------------------------        -----------------------------------------------
                       4.59%       $     85,866,264       100.01%             4.59%       $      83,003,312      100.00%
                 ===============================================        ===============================================

At September 30, 1998 and 1997 the Bank had $11,313,217 and $9,321,981,
respectively, of deposit accounts with balances of $100,000 or more. The Bank did not have any brokered deposits at September 30, 1998 or 1997.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Certificates had the following remaining maturities:

                                                                 September 30,
                                       -----------------------------------------------------------------
                                                    1998                                1997
                                       -----------------------------------------------------------------
                                                           Weighted                            Weighted
                                                            Average                             Average
                                            Amount            Rate              Amount            Rate
--------------------------------------------------------------------------------------------------------
0-6 months                             $    20,851,918         5.51%       $    18,832,046         5.53%
7-12 months                                 13,116,420         5.81             12,570,464         5.68
13-36 months                                18,924,067         6.04             18,342,053         6.09
Over 36 months                               5,008,962         6.05              5,419,560         6.19
                                       ---------------   -----------       ---------------   -----------
                                       $    57,901,367         5.80%       $    55,164,123         5.82%
                                       ===============   ===========       ===============   ===========

Mortgage backed securities with a fair value of $3,434,766 and $8,045,506 at September 30, 1998 and 1997, respectively, were pledged as collateral for certain deposits.

Interest expense on deposits is summarized as follows:

                                                                         1998              1997
-----------------------------------------------------------------------------------------------------
NOW                                                                 $       169,294    $      168,280
Passbook                                                                    157,312           164,632
Money Market                                                                268,116           269,324
Certificates                                                              3,253,647         3,128,768
                                                                    ---------------------------------
                                                                    $     3,848,369    $    3,731,004
                                                                    =================================

NOTE 11.  INCOME TAXES

Federal and state income tax expense (benefit) is as follows:

                                                                         1998              1997
-----------------------------------------------------------------------------------------------------
Current
 Federal                                                            $       438,569    $      273,361
 State                                                                      141,623            27,708
                                                                    ---------------------------------
                                                                            580,192           301,069
                                                                    ---------------------------------

Deferred
 Federal                                                                    (70,895)          143,118
 State                                                                      (22,655)           47,706
                                                                    ---------------------------------
                                                                            (93,550)          190,824
                                                                    ---------------------------------
                                                                    $       486,642    $      491,893
                                                                    =================================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

The actual effective tax rate differs from the "expected" income tax rate, computed at the statutory federal corporate tax rate, as follows:

                                                                      Year Ended September 30,
                                                                  ---------------------------------
                                                                       1998                1997
---------------------------------------------------------------------------------------------------
Statutory federal rate                                                     34.0%               34.0%
State tax, net of federal benefit                                           6.5                 6.3
Other                                                                      (3.1)                0.7
                                                                  ---------------------------------
                                                                           37.4%               41.0%
                                                                  =================================

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows at September 30:

                                                                       1998                  1997
-------------------------------------------------------------------------------------------------------
Deferred Tax Assets
 Allowance for loan losses                                        $       157,932       $       148,382
 Deferred compensation                                                    303,426               265,313
 Deferred loan fees                                                        12,604                31,504
 Unrealized loss on securities available for sale                                                11,043
 Other                                                                     12,164                12,407
                                                                  -------------------------------------
      Total gross deferred tax assets                                     486,126               468,649
                                                                  -------------------------------------

Deferred Tax Liabilities
 Premises and equipment                                                    66,893               133,647
 FHLB stock                                                               102,632               102,632
 Accrued real estate taxes                                                 27,037                25,313
 Prepaid insurance                                                          5,278                 5,278
 Unrealized gain on securities available for sale                         153,274
                                                                  -------------------------------------
      Total deferred tax liabilities                                      355,114               266,870
                                                                  -------------------------------------
      Net deferred tax assets                                     $       131,012         $     201,779
                                                                  =====================================

No valuation allowance was required as of September 30, 1998 and 1997.

In prior years the Company was permitted to deduct an annual addition to a reserve for bad debts. Bad debt deductions for income tax purposes are included in taxable income of later years only if the bad debt reserves are used for purposes other than to absorb bad debt losses. Because the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided. Retained earnings at September 30, 1998 include approximately $2,860,000 for which no deferred taxes have been provided.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 12.  BORROWINGS

                                                                          September 30,
                                                             ----------------------------------------
                                                                   1998                  1997
-----------------------------------------------------------------------------------------------------
Federal funds purchased                                        $       1,300,000    $               -
Repurchase agreements                                                  3,135,488            4,696,904
Borrowing from the Federal Home Loan Bank                             20,457,185            9,534,298
                                                             ----------------------------------------
                                                               $      24,892,673    $      14,231,202
                                                             ========================================

Repurchase agreements consist of sales of securities under agreements to repurchase the identical securities. The agreements generally mature within 180 days and bear a weighted average interest rate of approximately 5.5% and 5.6% at September 30, 1998 and 1997, respectively. The agreements are treated as financings with the obligations to repurchase securities reflected as a liability and the dollar amount of the securities collateralizing the agreements remaining in the asset accounts. The securities collateralizing the agreements are in safekeeping at the Federal Home Loan Bank of Des Moines in the Bank's account. At September 30, 1998, the agreements were collateralized by securities totaling approximately $5,582,849.

Advances from the Federal Home Loan Bank (FHLB) of Des Moines as of September 30, 1998 are summarized as follows:

Year Due                                                             Average Rate           Amount
--------------------------------------------------------------------------------------------------------
 1998                                                                     5.70%         $      2,400,000
 1999                                                                     5.90                 2,000,000
 2000                                                                     5.51                 1,000,000
 2001                                                                     6.24                    57,185
 2002 and beyond                                                          5.02                15,000,000
                                                               -----------------------------------------
                                                                          5.21%         $     20,457,185
                                                               =========================================

At September 30, 1998, the FHLB advances are secured by the FHLB stock and a blanket pledge of residential mortgage loans, and government agency securities. Under the agreement, the Bank must maintain eligible collateral in amounts exceeding 125 percent of the outstanding advances.

NOTE 13.  CAPITAL STOCK

Common stock was repurchased during the years ended September 30, 1998 and 1997 as follows:

                                                         1998                          1997
                                             ----------------------------   ---------------------------
                                                                Average                       Average
                                                Shares           Price           Shares        Price
-------------------------------------------------------------------------   ---------------------------
Purchased for stock option plan                      -       $         -           74,531    $    11.77

Purchased and retired                            15,542             15.56          42,000         12.66

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

On December 18, 1997 the Company issued additional shares necessary to effect a 3-for-2 common stock split for shareholders of record on December 5, 1997. The share and per share amounts, including shares held in treasury and shares to be issued under the various stock-based compensation plans, have been retroactively restated.


NOTE 14.  RETAINED EARNINGS AND REGULATORY CAPITAL

The Bank, as a member of the Federal Home Loan Bank System, is required to hold a specified number of shares of capital stock, which is carried at cost, in the Federal Home Loan Bank of Des Moines. In addition, the Bank is required to maintain cash and other liquid assets in an amount equal to 5% of its deposit accounts and other obligations due within one year. The Bank has met these requirements.

The Bank is subject to various regulatory capital requirements administered by the Bank's primary federal regulatory agency. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios (set forth in the following table) of total and Tier I capital and of Tier I capital to average assets (as defined in the regulations). Management believes, as of September 30, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 1998, the most recent notification from the Office of Thrift Supervision categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

The Bank's actual capital amounts and ratios are also presented in the table:




                                                                                             To Be Well Capitalized
                                                                                                  Under Prompt
                                                          For Capital Adequacy                  Corrective Action
                                    Actual                      Purposes                           Provisions
                           ----------------------   ---------------------------------  ----------------------------------
                             Amount                    Amount                                Amount
                             (000's)      Ratio        (000's)           Ratio               (000's)         Ratio
-------------------------------------------------------------------------------------------------------------------------
As of September 30, 1998:
 Total capital (to risk-                                          Greater Than                         Greater Than
   weighted assets)          $  11,549    19.0%    $    4,855     or Equal To 8.0%    $      6,069     or Equal To  10.0%
 Tier I capital (to risk-                                         Greater Than                         Greater Than
   weighted assets)             11,051    18.2%         2,428     or Equal To 4.0%           3,641     or Equal To   6.0%
 Tier I capital (to                                               Greater Than                         Greater Than
   average assets)              11,051     9.4%         4,727     or Equal To 4.0%           5,908     or Equal To   5.0%
As of September 30, 1997:
 Total capital (to risk-                                          Greater Than                         Greater Than
   weighted assets)             11,172    19.2%         4,655     or Equal To 8.0%           5,819     or Equal To  10.0%
 Tier I capital (to risk-                                         Greater Than                         Greater Than
   weighted assets)             10,745    18.5%         2,328     or Equal To 4.0%           3,491     or Equal To  6.0%
 Tier I capital (to                                               Greater Than                         Greater Than
   average assets)              10,745     9.9%         4,348     or Equal To 4.0%           5,434     or Equal To   5.0%

NOTE 15.      EMPLOYEE BENEFITS

EMPLOYEE STOCK OWNERSHIP PLAN: The Company adopted an Employee Stock Ownership Plan (the ESOP), which meets the requirements of Section 4975(e)(7) of the Internal Revenue Code and Section 407(d)(6) of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and, as such, the ESOP is empowered to borrow in order to finance purchases of the common stock of the Company. The ESOP borrowed $690,000 from the Company to purchase 103,500 shares of common stock of the Company on the date of the Conversion. The Bank has committed to make annual contributions to the ESOP necessary to repay the loan, including interest.

As the debt is repaid, ESOP shares that were initially pledged as collateral for its debt are released from collateral and allocated to active employees, based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans. Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in stockholders' equity. As shares are determined to be ratably released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. ESOP compensation benefit expense was $191,439 and $131,100 for 1998 and 1997, respectively.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

All employees of the Company are eligible to participate in the ESOP after they attain age 21 and complete one year of service during which they worked at least 1,000 hours. In 1998 and 1997, the Company committed to release 10,350 (adjusted for a 3-for-2 stock split) shares of common stock each year which were allocated to eligible participants subject to the restrictions of the ESOP.

                                                             Amount
---------------------------------------------------------------------
Shares Released and Allocated                                  41,400
Unreleased Shares                                              62,100
                                                           ----------
      Total ESOP shares                                       103,500
                                                           ----------

Fair Value of Unreleased Shares at September 30, 1998      $  931,500
                                                           ===========

MANAGEMENT RECOGNITION PLAN: The Company has adopted a Management Recognition Plan (MRP). The MRP provides for the grant of shares of stock to eligible directors and employees in the form of restricted stock, which vest over a five-year period at the rate of 20% per year. Under the MRP, 51,750 shares of restricted stock were granted. MRP expense was $94,444 in both 1998 and 1997.

STOCK OPTION PLAN: The Company has adopted a stock option plan. The plan provides for granting of 129,375 options for the purpose of attracting and retaining key personnel and to facilitate their purchase of a stock interest in the Company. The options become exercisable over a five-year period at the rate of 20% per year. If unused, the options expire in October 2005. A summary of the status of the Company's stock option plan as of September 30, 1998 and 1997, and changes during the years ending on those dates is presented below:

                                          1998                        1997
                                 -------------------------    ------------------------
                                                 Weighted-                   Weighted-
                                                  Average                     Average
                                                 Exercise                    Exercise
                                   Shares          Price         Shares        Price
----------------------------------------------------------    ------------------------
Outstanding at beginning
 of year                              102,880  $      9.49        91,866   $      9.14
 Granted                                2,794        18.75        15,750         11.67
 Exercised                                  -            -          (258)         9.13
 Forfeited                                  -            -        (4,478)         9.97
                                 -------------------------    ------------------------
Outstanding at end of year            105,674  $      9.74       102,880   $      9.49
                                 =========================    ========================

Exercisable at end of year             41,152                     20,576
                                 ============                 ==========

Weighted-average fair value
 per option of options granted
 during the year                               $     10.02                 $      5.83
                                               ===========                 ===========

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

At September 30, 1998, the options outstanding under the stock option plan have exercise prices from $9.125 to $18.75 and a weighted-average remaining contractual life of 7.1 years. The shares and prices were 87,336 at $9.125, 1294.5 at $10.167, 14,250 at $11.667 and 2,794 at $18.75. All of the nonvested options are expected to eventually vest.

As permitted under generally accepted accounting principles, grants under the plan are accounted for following the provisions of APB Opinion No. 25 and its related interpretations. Accordingly, no compensation cost has been recognized for grants made to date. Had compensation cost been determined based on the fair value method prescribed in the FASB Statement No. 123, reported net income and earnings per share would have been reduced to the proforma amounts shown below:

                                                  Year Ended September 30,
                                                  ------------------------
                                                    1998            1997
--------------------------------------------------------------------------
Net income:
 As reported                                      $  814,135    $  708,413
 Proforma                                            781,892       678,268

Basic earnings per share:
 As reported                                            1.06          0.87
 Proforma                                               1.01          0.77

Diluted earnings per share
 As reported                                            0.98          0.84
 Proforma                                               0.94          0.80

In determining the pro forma amounts above, the fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model, with the following weighted-average assumptions for grants in 1998 and 1997: No dividends; risk-free interest rate of 5.0% and 6.0%, expected life of 8 and 9 years and price volatility of 33.05% and 22.28%, respectively.

NOTE 16. RETIREMENT PLANS

The Company has a 401(k) plan that covers all full-time employees meeting certain minimum employment service requirements. The Company's expense for the years ended September 30, 1998 and 1997 was $48,116 and $48,072, respectively.

The Company has adopted a retirement plan for nonemployee directors. The Company recorded $6,000 during the year ended September 30, 1997 and no expense during the year ended September 30, 1998.

The Bank has individual deferred compensation and supplemental retirement agreements with certain directors and officers. The cost of such individual agreements is being accrued over the period of actual service from the date of the respective agreement. The cost of such agreements was $79,326 and $78,468 for the years ended September 30, 1998 and 1997, respectively. The agreements are funded through a grantor trust with assets which match the investment options selected by the directors and officers.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Under the stock investment option, funds are invested in common stock of the Company. Investment elections are irrevocable. In 1998, the Company adopted the provisions of the FASB Emerging Issues Task Force Issue No. 97-14 relating to the deferred compensation and supplemental retirement agreements. Accordingly, the cost of common stock held in the grantor trust has been reclassified to treasury stock and the cost of the compensation obligation payable in common stock has been reclassified as a component of stockholders' equity.

NOTE 17. STOCKHOLDERS' EQUITY

The Company was incorporated for the purpose of becoming the savings and loan holding company of the Bank in connection with the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank.

In order to grant a priority to eligible account holders in the event of future liquidation, the Bank, at the time of conversion, established a liquidation account equal to its regulatory capital as of December 31, 1994. In the event of future liquidation of the Bank, eligible account holders who continue to maintain their deposit accounts shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased as the balance of eligible account holders is reduced subsequent to the conversion, based on an annual determination of such balance.

The Bank may not declare or pay a cash dividend to the Company in excess of 100% of its net income to date during the current calendar year plus the amount that would reduce by one-half the Bank's surplus capital ratio at the beginning of the calendar year without prior notice to the Office of Thrift Supervision
(OTS). Additional limitations on dividends declared or paid on, or repurchases of, the Bank's capital stock are tied to the Bank's level of compliance with its regulatory capital requirements.

NOTE 18. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contractual amount of these instruments reflects the extent of involvement by the Bank.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of these commitments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

The contractual amount of these financial instruments at September 30, 1998 and 1997 is as follows (in 000's):

                                                            1998          1997
--------------------------------------------------------------------------------
Unused lines of credit                                   $ 1,924        $  1,664
Commitments to originate and purchase loans                1,109           1,434
                                                         -----------------------
                                                         $ 3,033        $  3,098
                                                         =======================

Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on the loan type and on management's credit evaluation of the borrower. Collateral consists primarily of residential real estate and personal property.

NOTE 19. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosures About Fair Values of Financial Instruments, requires disclosures of estimated fair values of the Company's financial instruments, including assets, liabilities, and off-balance sheet items for which it is practicable to estimate fair value. The fair value estimates are made as of September 30, 1998 and 1997 based upon relevant market information, if available, and upon the characteristics of the financial instruments themselves. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based upon judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. The estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based only on existing financial instruments without attempting to estimate the value of anticipated future business or the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in any of the estimates.

The estimated fair value of the Company's financial instruments as of September 30, 1998 and 1997 are shown below. Following the table, there is an explanation of the methods and assumptions used to estimate the fair value of each class of financial instruments.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

                                                    September 30,
                               ----------------------------------------------------------
                                         1998                            1997
                               ----------------------------------------------------------
                               Carrying         Estimated       Carrying      Estimated
                                Amount          Fair Value       Amount       Fair Value
-----------------------------------------------------------------------------------------
Financial Assets
 Cash and cash equivalents     $   4,290,188  $   4,290,188  $   4,599,403  $   4,599,403
 Securities available for sale    36,833,559     36,833,559     47,591,284     47,591,284
 Securities held to maturity      23,299,208     23,445,762        529,964        535,513
 Loans receivable                 56,063,951     56,636,000     53,588,542     53,723,000
 Federal Home Loan Bank stock      1,148,000      1,148,000        700,500        700,500
 Accrued interest receivable         991,507        991,507        886,263        886,263

Financial Liabilities
 Deposits                         85,866,264     86,753,000     83,003,312     83,226,000
 Borrowings                       24,892,673     24,806,000     14,231,202     14,149,000
 Accrued interest payable            543,886        543,886        594,920        594,920

CASH AND CASH EQUIVALENTS: The carrying amount of cash and cash equivalents approximates their fair value.

SECURITIES AVAILABLE FOR SALE AND SECURITIES HELD TO MATURITY: The fair value of securities is based upon quoted market prices.

LOANS RECEIVABLE: The fair values of loans receivable were estimated for groups of loans with similar characteristics. The fair value of the loan portfolio was calculated by discounting the scheduled cash flows through the estimated maturity using anticipated prepayment speeds and using discount rates that reflect the credit and interest rate risk inherent in each loan portfolio. The fair value of the adjustable loan portfolio was estimated by grouping the loans with similar characteristics and comparing the characteristics of each group to the prices quoted for similar types of loans in the secondary market.

FEDERAL HOME LOAN BANK STOCK: The carrying amount of FHLB stock approximates its fair value.

ACCRUED INTEREST RECEIVABLE: The carrying amount of accrued interest receivable approximates its fair value since it is short-term in nature and does not present unanticipated credit concerns.

DEPOSITS: Under SFAS No. 107, the fair value of deposits with no stated maturity, such as checking, savings, and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows using as discount rates the rates that were offered by the Bank as of September 30, 1998 and 1997 for deposits with maturities similar to the remaining maturities of the existing certificates of deposit.

The fair value estimate for deposits does not include the benefit that results from the low cost funding provided by the Bank's existing deposits and long-term customer relationships compared to the cost of obtaining different sources of funding. This benefit is commonly referred to as the core deposit intangible.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

BORROWINGS: The fair value of borrowings is based on the discounted value of contractual cash flows using as discount rates the rates that were available to the Bank as of September 30, 1998 and 1997 for borrowings with maturities similar to the remaining maturities of the existing borrowings.

ACCRUED INTEREST PAYABLE: The carrying amount of accrued interest payable approximates its fair value since it is short-term in nature.

NOTE 20. FIRST FEDERAL BANCORPORATION FINANCIAL INFORMATION (PARENT COMPANY
         ONLY)

The following are the condensed financial statements for the parent company only as of September 30, 1998 and 1997:

                                                                        1998            1997
-----------------------------------------------------------------------------------------------
CONDENSED STATEMENTS OF FINANCIAL CONDITION
Assets
 Cash and cash equivalents                                        $     666,590   $     432,555
 Securities available for sale                                          531,125         260,500
 Investment in subsidiary                                            11,256,909      10,727,405
 Other assets                                                           638,196         603,231
                                                                  -----------------------------
      Total assets                                                $  13,092,820   $  12,023,691
                                                                  =============================

Liabilities and Stockholders' Equity
 Accrued expenses                                                 $      10,372   $      82,665
 Stockholders' equity                                                13,082,448      11,941,026
                                                                  -----------------------------
      Total liabilities and stockholders' equity                  $  13,092,820   $  12,023,691
                                                                  =============================


CONDENSED STATEMENTS OF INCOME
Interest income                                                   $     110,357   $     168,255
Noninterest income                                                                       21,391
Equity in earnings of subsidiary                                        806,424         657,703
Noninterest expense                                                     (99,533)       (103,697)
                                                                  -----------------------------
      Income before income tax expense                                  817,248         743,652

Income tax expense                                                        3,113          35,239
                                                                  -----------------------------
      Net income                                                  $     814,135   $     708,413
                                                                  =============================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-------------------------------------------------------------------------------------------------

                                                                         1998            1997
-------------------------------------------------------------------------------------------------
CONDENSED STATEMENTS OF CASH FLOWS
Operating Activities
 Net income                                                         $   814,135   $      708,413
 Decrease (increase) in other assets                                      5,386          344,870
 (Decrease) increase in accrued expenses                                (72,293)          20,905
 Equity in earnings of subsidiary                                      (806,424)        (657,703)
 Cash dividend from subsidiary                                          500,000             -
 Earned ESOP shares priced above original cost                          122,440           62,100
 Decrease in unamortized restricted stock                                94,444           94,444
 Decrease in unearned ESOP shares                                        69,000           69,000
 Other                                                                     -              (5,170)
                                                                  ------------------------------
      Net cash provided by operating activities                         726,688          636,859
                                                                  ------------------------------

Investing Activities
 Purchase of securities available for sale                             (250,000)            -
 Proceeds from sales of securities available for sale                      -             741,821
                                                                  ------------------------------
      Net cash provided by (used in) investing activities              (250,000)         741,821
                                                                  ------------------------------

Financing Activities
 Proceeds from exercise of stock options                                   -               2,354
 Purchase and retirement of common stock                               (241,816)        (531,875)
 Purchase of treasury stock                                                -            (877,383)
 Purchase of fractional shares                                             (837)            -
                                                                  ------------------------------
      Net cash used in financing activities                            (242,653)      (1,406,904)
                                                                  ------------------------------

      Increase (decrease) in cash and cash equivalents                  234,035          (28,224)

Cash and cash equivalents:
 Beginning of period                                                    432,555          460,779
                                                                  ------------------------------
 End of period                                                      $   666,590   $      432,555
                                                                  ==============================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 21.  QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly selected operations data for fiscal 1998 and 1997 are as follows:

SELECTED OPERATIONS DATA

                                                           Three Months Ended
                                   ----------------------------------------------------------------
                                   September 30,         June 30,        March 31,     December 31,
                                       1998                1998            1998           1997
---------------------------------------------------------------------------------------------------
Interest income                    $   2,220,002    $   2,088,137    $   2,119,396    $   2,092,513
Interest expense                       1,313,453        1,194,962        1,197,265        1,200,492
                                   ----------------------------------------------------------------
      Net interest income                906,549          893,175          922,131          892,021

Provision for loan losses                 57,500           35,000           30,500           30,000
Noninterest income                       175,196          176,164          149,433          150,172
Noninterest expense                      706,075          659,522          775,656          669,811
Income tax expense                       118,892          141,926           97,190          128,634
                                   ----------------------------------------------------------------
      Net income                   $     199,278    $     232,891    $     168,218    $     213,748
                                   ================================================================
 Earnings per common share
   -Basic                          $        0.26    $        0.30    $        0.22    $        0.28
                                   ================================================================
   -Diluted                        $        0.24    $        0.28    $        0.20    $        0.26
                                   ================================================================

                                                           Three Months Ended
                                   ----------------------------------------------------------------
                                    September 30,        June 30,        March 31,     December 31,
                                        1997               1997            1997            1996
---------------------------------------------------------------------------------------------------
Interest income                    $  2,007,730      $  1,984,145     $  1,944,452     $  1,954,692
Interest expense                      1,143,402         1,135,154        1,087,070        1,091,217
                                   ----------------------------------------------------------------
      Net interest income               864,328           848,991          857,382          863,475

Provision for loan losses                  -                 -                -                -
Noninterest income                      136,177           140,721          147,100          146,682
Noninterest expense                     670,302           670,805          777,547          685,896
Income tax expense                      136,066           129,970           92,997          132,860
                                   ----------------------------------------------------------------
      Net income                   $    194,137      $    188,937     $    133,938     $    191,401
                                   ================================================================

Earnings per common share
 -Basic                            $       0.25      $       0.24     $       0.16     $       0.22
                                   ================================================================
 -Diluted                          $       0.23      $       0.23     $       0.16     $       0.22
                                   ================================================================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

------------------------------------------------------------------------------------------------

SELECTED FINANCIAL CONDITION DATA

                                   September 30,       June 30,        March 31,    December 31,
                                       1998              1998            1998            1997
------------------------------------------------------------------------------------------------
Total Assets                      $  125,250,628  $  121,315,115  $  113,159,478  $  118,837,762

Securities                            60,132,767      53,570,871      49,166,001      51,575,712

Net Loans                             56,063,951      55,999,086      53,653,381      55,339,912

Deposits                              85,666,292      84,852,654      83,035,031      84,379,265

Stockholders' Equity                  13,082,448      12,680,749      12,330,061      12,093,100

                                   September 30,       June 30,        March 31,    December 31,
                                       1997              1997            1997            1996
------------------------------------------------------------------------------------------------
Total Assets                      $  111,492,038  $  110,589,488  $  107,716,418  $  109,728,801

Securities                            48,121,248      47,097,530      47,488,931      46,919,264

Net Loans                             53,588,542      52,878,381      51,376,532      51,369,047

Deposits                              83,003,312      82,346,810      81,666,754      83,750,133

Stockholders' Equity                  11,941,026      12,019,204      12,036,205      12,467,041

                        MARKET AND DIVIDEND INFORMATION

TRADING IN THE COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq SmallCap Market. There are currently (as of September 30, 1998) 993,275 shares (as adjusted for a 3-for-2 stock split) of the Common Stock outstanding and approximately 227 holders of record of the Common Stock (not including shares held in "street name") as of December 15, 1998. The December 15, 1998 closing sale price of the Common Stock as traded on the SmallCap Market was $14.50 per share (as adjusted for a 3-for-2 stock split).

     The following table sets forth certain information as to the range of the high and low bid prices for the Company's Common Stock for the calendar quarters indicated during the most recent two fiscal years.

                           HIGH BID (1) (2)  LOW BID (1) (2)  DIVIDENDS PAID
                           ----------------  ---------------  --------------

       FISCAL 1997:
         First Quarter             12 5/16          10 1/2                --
         Second Quarter            13               11 11/16              --
         Third Quarter             13 1/2           11 13/16              --
         Fourth Quarter            14 11/16         13 3/16               --

       FISCAL 1998:
         First Quarter             22               15                   --
         Second Quarter            21 1/4           18 3/4               --
         Third Quarter             20 1/4           18 1/2               --
         Fourth Quarter            19 1/4           13 3/4               --

-----------
(1) Quotations reflect inter-dealer price, without retail mark-up, mark-down or commissions, and may not represent actual transactions.
(2) Prices have been adjusted retroactively to give effect to a 3-for-2 stock split on December 18, 1997.


DIVIDEND RESTRICTIONS

     Under OTS regulations, First Federal may not pay dividends on its capital stock if its regulatory capital would thereby be reduced below the amount then required for the liquidation account established for the benefit of certain depositors of First Federal at the time of the Conversion. In addition, savings institution subsidiaries of savings and loan holding companies are required to give the OTS 30 days' prior notice of any proposed declaration of dividends to the holding company.

     OTS regulations impose additional limitations on the payment of dividends and other capital distributions (including stock repurchases and cash mergers) by First Federal. Under these regulations, a savings institution that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its capital requirements (a "Tier 1 Association") is generally permitted, without OTS approval, to make capital distributions during a calendar year in the amount equal to the greater of: (i) 75% of its net income for the previous four quarters; or (ii) up to 100% of its net income to date during the calendar year plus an amount that would reduce by one-half the amount by which its capital-to-assets ratio exceeded regulatory requirements at the beginning of the calendar year. A savings institution with total capital in excess of current minimum capital ratio requirements (a "Tier 2 Association") is permitted to make capital distributions without OTS approval of up to 75% of its net income for the previous four quarters, less dividends already paid for such period. A savings institution that fails to meet current minimum capital requirements (a "Tier 3 Association") is prohibited from making any capital distributions without the prior approval of the OTS. A Tier 1 Association that has been notified by the OTS that it is in need of more than normal supervision will be treated as either a Tier 2 or Tier 3 Association. First Federal is a Tier 1 Association. Under the OTS' prompt corrective action regulations, First Federal is also prohibited from making any capital distribution if after making the distribution, First Federal would have: (i) a total risk-based capital ratio of less than 8.0%; (ii) a Tier 1 risk-based capital ratio of less than 4.0%; or (iii) a leverage ratio of less than 4.0%. The OTS, after consultation with the FDIC, however, may permit an otherwise prohibited stock repurchase if made in connection with the issuance of additional shares in an equivalent amount and the repurchase will reduce the institution's financial obligations or otherwise improve the institution's financial condition.

     Furthermore, earnings of the Bank appropriated to bad debt reserves for federal income tax purposes are not available for payment of cash dividends or other distributions to the Company without payment of taxes at the then current tax rate by First Federal on the amount of earnings removed from the reserves for such distributions. The Company intends to make full use of this favorable tax treatment afforded to First Federal and the Company and does not contemplate use of any post-Conversion earnings of First Federal in a manner which would limit either the Bank's bad debt deduction or create federal tax liabilities.

                                            BOARD OF DIRECTORS
RALPH T. SMITH                              WILLIAM R. BELFORD                     WALTER R. FANKHANEL
Chairman of the Board of the Company and    President and Chief Executive          Director of the Company and the
the Bank                                    Officer of the Company and the         Bank
                                            Bank


MARTIN R. SATHRE                            JAMES R. SHARP                         DEAN J. THOMPSON
Vice Chairman and Director of the           Director of Company and the Bank       Director of the Company and the
Company and the Bank                                                               Bank


                                            EXECUTIVE OFFICERS

RALPH T. SMITH                              MARTIN R. SATHRE                       WILLIAM R. BELFORD
Chairman of the Board of the Company and    Vice Chairman and Director of the      President and Chief Executive
the Bank                                    Company and the Bank                   Officer of the Company and the
                                                                                   Bank

DENNIS M. VORGERT                           KAREN JACOBSON
Treasurer of the Company and the Bank       Secretary of the Company and the
                                            Bank


                                            OFFICE LOCATIONS

MAIN OFFICE:                                BRANCH OFFICES:
214 5th Street                              22 First Street, N.E.                  109 Main Street West
Bemidji, Minnesota  56601                   Bagley, Minnesota  56621               Baudette, Minnesota  56623


                                            550 Paul Bunyan Drive, N.W.            527 Minnesota Avenue
                                            Bemidji, Minnesota  56601              Walker, Minnesota 56484




                                            GENERAL INFORMATION

INDEPENDENT PUBLIC ACCOUNTANTS              ANNUAL MEETING                         ANNUAL REPORT ON FORM 10-KSB
McGladrey & Pullen LLP                      The 1999 Annual Meeting of             A copy of the Company's Annual
Certified Public Accountants                Stockholders will be held on January   Report on Form 10-KSB for the
Duluth, Minnesota                           19, 1999 at 2:30 p.m. at  the main     fiscal year ended September 30,
                                            office, 214 5th Street, Bemidji,       1998 as filed with the Securities
GENERAL COUNSEL                             Minnesota 56601.                       and Exchange Commission will be
Smith Law Firm                                                                     furnished without charge to
Bemidji, Minnesota  56601                   TRANSFER AGENT AND REGISTRAR           stockholders as of the record date
                                            Stock Transfer Department              for the 1999 Annual Meeting upon
SPECIAL COUNSEL                             Norwest Bank, N.A.                     written request to Karen Jacobson,
Housley Kantarian                           P.O. Box 119                           214 5th Street, Bemidji,
& Bronstein, P.C.                           So. St. Paul, Minnesota 55075-9988     Minnesota 56601
1220 19th Street, N.W.  Suite 700
Washington, D.C.  20036