Form 10KSB40, Exhibit 13
period 1999-09-30
FIRST FEDERAL BANCORPORATION /MN/
filed 1999-12-23
CIK 933461

                                                                      Exhibit 13

                                  [ L O G O ]



                               ANNUAL REPORT FOR

                                THE YEAR ENDED

                              SEPTEMBER 30, 1999

                     [FIRST FEDERAL BANCORPORATION LETTER]


December 15, 1999



To Our Stockholders:

We are pleased to present our fourth Annual Report of First Federal Bancorporation and its principal subsidiary, First Federal Bank. This report details a productive year for First Federal Bank.

We are pleased to report the following positive changes during 1999:

     * The Bank completed its Y2K testing and contingency effort to prepare itself for the new millennium.

     * On May 20, 1999 First Federal Bancorporation paid a 50% stock dividend to shareholders of record as of May 5, 1999 as a result of a three for two stock split declared April 20, 1999.

     * During the fiscal year, First Federal Bancorporation completed the acquisition of 58,780 shares under a previously announced stock repurchase plan. In addition, on October 26, 1999 the company announced a 10% additional repurchase, or 142,326 shares, of outstanding shares.

     * During 1999, First Federal Bank introduced new products including Internet Banking/Bill Paying Services and sales of securities and insurance products through its wholly owned subsidiary, First Federal Service Corporation.

We thank you for your support and pledge our continuing effort toward enhancing shareholder value.


Sincerely,

/s/ William R. Belford
----------------------
William R. Belford
President

                             FINANCIAL HIGHLIGHTS

                                              At September 30,               Change
                                        -------------------------    -----------------------
                                           1999            1998        Amount       Percent
                                        ----------     ----------    ---------   -----------
                                                       (Dollars in thousands)
Financial Position:
 Total assets.........................  $  132,290     $  125,251     $  7,039         5.62%
 Loans receivable, net................      57,257         56,064        1,193         2.13
 Securities available for sale........      31,272         36,833       (5,561)      (15.10)
 Securities held to maturity..........      33,809         23,299       10,510        45.11
 Deposits.............................      88,111         85,866        2,245         2.61
 Stockholders' equity.................      13,061         13,082          (21)       (0.16)

 Number of common shares issued (1)...   1,431,069      1,489,913      (58,844)       (3.95)

                                         For the Year Ended
                                           September 30,                   Change
                                        ----------------------      ---------------------
                                           1999         1998        Amount       Percent
                                        ----------  ----------      --------   ----------
                                                     (Dollars in thousands)
Results of Operations:
 Interest income......................     $  8,756    $  8,520     $  236         2.77%
 Interest expense.....................        5,133       4,906        227         4.63
 Net interest income..................        3,623       3,614          9         0.25
 Provision for loan losses............           98         153        (55)      (35.95)
 Net interest income after provision
  for loan losses.....................        3,525       3,461         64         1.85
 Non-interest income..................          567         651        (84)      (12.90)
 Non-interest expense.................        2,849       2,811         38         1.35
 Earnings before income taxes.........        1,243       1,301        (58)       (4.46)
 Net earnings.........................          770         814        (44)       (5.41)

______________
(1) Adjusted to retroactively give effect to a 3-for-2 stock split paid in the form of a stock dividend on May 20, 1999.

                        SELECTED FINANCIAL INFORMATION

Summary of Financial Condition

                                                                     At September 30,
                                              ------------------------------------------------------------
                                                1999         1998         1997         1996         1995
                                              --------     --------     --------     --------     --------
                                                                (Dollars in thousands)
Total amount of:
 Assets..................................     $132,290     $125,251     $111,492     $107,256     $ 99,507
 Loans receivable, net...................       57,257       56,064       53,589       51,003       48,044
Investment securities:
 Available for sale......................       16,071       19,732       28,757       25,750       15,632
 Held to maturity........................       33,574       22,992           --           --           --
Mortgage-backed and related securities:
 Available for sale......................       15,201       17,101       18,834       19,903       20,417
 Held to maturity........................          234          307          530          846        1,106
Deposit accounts.........................       88,111       85,866       83,003       81,047       82,060
Advances from FHLB.......................       24,957       20,457        9,534        6,943           --
Other borrowings.........................        4,701        4,435        4,697        4,955        1,000
Stockholders' equity.....................       13,061       13,082       11,941       12,323       15,091

Summary of Operations

                                                                Year Ended September 30,
                                              -----------------------------------------------------------
                                                1999         1998         1997         1996         1995
                                              --------     --------     --------     --------     -------
                                                                  (Dollars in thousands)
Interest income..........................     $  8,756     $  8,520     $  7,891     $  7,429     $ 6,732
Interest expense.........................        5,133        4,906        4,457        4,016       3,547
                                              --------     --------     --------     --------     -------
Net interest income before
 provision for loan losses...............        3,623        3,614        3,434        3,413       3,185
Provision for loan losses................           98          153           --           --           4
Non-interest income......................          567          651          571          533         361
Non-interest expense.....................        2,849        2,811        2,805        3,414       2,387
                                              --------     --------     --------     --------     -------
Income before income tax expense.........        1,243        1,301        1,200          532       1,155
Income tax expense.......................          473          487          492          216         473
                                              --------     --------     --------     --------     -------
Net income...............................     $    770     $    814     $    708     $    316     $   682
                                              ========     ========     ========     ========     =======
---------------------------------------------------------------------------------------------------------
Per Share Data:
  Basic earnings per share (1)...........     $    .66     $    .70     $    .58     $    .20         .22
  Diluted earnings per share (1).........          .64          .65          .56          .19         .22
  Pro forma basic earnings per share(1)..           --           --           --           --         .38
  Book value (1).........................        10.56        10.09         9.05         8.25        7.78


_________________
(1) Adjusted to retroactively give effect to a 3-for-2 stock split paid in the form of a stock dividend on May 20, 1999.

Key Operating Ratios

                                                       Year Ended September 30,
                                             ------------------------------------------
                                               1999     1998     1997     1996     1995
                                             ------   ------   ------   ------   ------
Return on assets (net earnings divided
 by average total assets)..................      0.60%    0.69%    0.65%    0.31%    0.73%
Return on equity (net earnings
 divided by average equity)................      5.85     6.60     5.87     2.31     6.45
Tangible-equity-to-assets ratio (average
  equity divided by average total assets)..     10.22    10.44    11.10    13.25    11.40
Interest rate spread.......................      2.61     2.87     2.94     3.02     3.29
Net interest margin (1)....................      2.94     3.23     3.32     3.51     3.63
Non-performing loans to total loans (2)....      0.68     0.90     0.17     0.41     0.18
Non-performing assets to total assets (3)..      0.44     0.53     0.32     0.38     0.24
Allowance for loan losses to total loans...      0.95     0.86     0.78     0.87     0.99
Allowance for loan losses to non-performing
  loans....................................    140.15    96.14   464.13   214.93   564.37
Net charge-offs to average loans...........      0.07     0.15     0.05     0.08     0.09
Non-interest expense to average assets.....      2.21     2.38     2.58     3.30     2.57
Average interest-earning assets to average
  interest-bearing liabilities.............    107.83   108.32   108.73   111.96   108.27

___________
(1)    Net interest income/average interest earning assets.
(2)    Includes non-accruing loans and loans delinquent 90 days or more.
(3)    Includes non-performing loans and real estate owned.


Note: The following discussion is provided to assist readers in their understanding of the consolidated financial statements of First Federal Bancorporation. This discussion should be read in conjunction with the consolidated financial statements and other financial information presented elsewhere in this report.

                     BUSINESS OF THE COMPANY AND THE BANK

First Federal Bancorporation

          First Federal Bancorporation (the "Company") was incorporated under the laws of the State of Minnesota in September 1994 at the direction of the Board of Directors of First Federal Banking & Savings, FSB ("First Federal" or the "Bank") for the purpose of serving as a savings and loan holding company of the Bank upon the acquisition of all of the capital stock issued by the Bank upon its conversion from the mutual to the stock form of ownership (the "Conversion"). On April 3, 1995, the Bank completed the Conversion and the Company completed its offering of Common Stock through the sale and issuance of 1,940,625 shares of Common Stock at a price of $4.44 per share realizing gross proceeds of $8.63 million and net proceeds of $7.96 million. Since the Conversion, the Company has repurchased 509,556 shares of its Common Stock, and as of September 30, 1999, there were 1,431,069 shares of Common Stock issued and 1,141,465 shares of Common Stock outstanding. Prior to the Conversion, the Company did not engage in any material operations. Currently, the Company's principal business is the business of the Bank. The Company has no significant assets other than the outstanding capital stock of the Bank, $281,000 of cash and cash equivalents and $2.10 million in securities available for sale, and $236,000 in other assets. All share numbers in this Annual Report have been adjusted for the 3-for-2 stock split paid in the form of a stock dividend on May 20, 1999.

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

          First Federal is primarily engaged in the business of attracting deposits from the general public and originating loans secured by first mortgages on owner occupied one- to four-family residences in First Federal's market area. First Federal also originates loans on commercial real estate, multi-family real estate, home equity lines of credit and other consumer loans, and commercial business loans. Due to limited loan demand in its market area, First Federal has increased its consumer lending activities in recent years (primarily automobile and home equity loans) and has invested excess funds in mortgage-backed and related securities and in other investment securities, and during fiscal 1999 continued to be active in originating and purchasing participation interests in commercial real estate loans.

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

Year 2000 Readiness Disclosure

          The Year 2000 ("Y2K") issue is the result of computer programs using a two-digit format, as opposed to four digits, to indicate the year. Such computer systems will be unable to interpret dates beyond the year 1999, which could cause a system failure or other computer errors, leading to disruptions in operations. The Company's Year 2000 Action Plan was presented to the Board of Directors in September 1997. The year 2000 Action Plan includes the following phases: awareness, assessment, renovation, validation and implementation. During the assessment phase, the Year 2000 Project Team identified those areas which could be affected by the year 2000 date change. During August 1998, the Company completed the renovation of both the hardware and software for its operating and teller systems. The Company has renovated some of its ancillary systems (i.e. check processing, ATM network, etc.) The Company has participated in user group testing of its operating and teller system. This testing has now been completed and a review and analysis of the test results has been done. The review did not disclose any items of concern as a result of changing the dates into the Year 2000. Testing for other mission-critical systems (communication software) has also been completed. The Company has incurred $412,000 for capital expenditures relating to Year 2000 hardware and software issues. Progress reports are presented to the Board of Directors at least quarterly. The Company's subsidiary, First Federal Bank (the 'Bank') is monitoring the status of its commercial customers to determine the potential for loss in relation to these customers not being ready for the year 2000.

          The most likely, worst case scenario for the transition to the Year 2000 would be the failure of the application software and teller software. Due to the complexity and time needed to convert to an alternative system in the event that the Bank's application and teller system do not operate in the Year 2000, it will be necessary to manually update information until such time that the programs and applications are corrected to accommodate the year 2000. When data processing functions are completed on December 31, 1999, a detailed trial balance of all the applications will be generated. Authorization for withdrawals will be based on the information contained in these trial balances. Any transactions completed in subsequent days will be reflected in an addendum to the trial balances on a daily basis.

Asset and Liability Management

          General. The interest rate sensitivity of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities will mature or reprice within the same period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive within a particular period when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income while a positive gap would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income and a positive gap would adversely affect net interest income.

          Interest Rate Risk. The Bank seeks to maximize its net interest margin within an acceptable level of interest rate risk. Interest rate risk can be defined as the change in the Bank's net portfolio value resulting from favorable or unfavorable movements in interest rates. Interest rate risk, or sensitivity, arises when the maturity or repricing characteristics of assets differ significantly from the maturity or repricing characteristics of liabilities.

          The following table sets forth the Bank's interest rate sensitivity gaps for selected maturity periods at September 30, 1999 (in thousands).

                                                       Rate Sensitivity Period
                                           ----------------------------------------------
                                           1-180     181-365     1-2      Over 2
                                           Days      Days       Years     Years     Total
                                           -----     -------    -----     ------    -----
Earning assets:
  Loans
    Fixed-rate...........................  $ 1,993   $  1,840   $ 3,367   $13,445   $ 20,655
    Variable-rate........................   21,087      8,665     1,699     5,151     36,602
  Securities
    Fixed-rate (1).......................    4,713      1,022     1,189    17,333     24,257
    Variable-rate........................   43,002        414     1,000        --     44,416
                                           -------   --------   -------   -------   --------
    Total earning assets.................   70,795     11,941     7,255    35,939    125,930
                                           -------   --------   -------   -------   --------

Interest-bearing liabilities:
  Time deposits..........................   21,558     13,307    10,582     8,892     54,339
  Now and money market
      deposits (2).......................    1,829      1,829        --    21,850     25,508
  Savings deposits (2)...................      556        556        --     7,152      8,264
  Borrowings.............................   29,453        168        37        --     29,658
                                           -------   --------   -------   -------   --------
     Total interest-bearing liabilities..   53,396     15,860    10,619    37,894    117,769
                                           -------   --------   -------   -------   --------
Incremental asset (liability) gap........   17,399     (3,919)   (3,364)   (1,955)     8,161
                                           -------   --------   -------   -------   --------
Cumulative asset (liability) gap.........   17,399     13,480    10,116     8,161      8,161
                                           -------   --------   -------   -------   --------

___________
(1) Maturity of mortgage-backed and asset-backed securities are presented based on the current estimated cash flows.
(2) Historically, the Bank's NOW accounts and savings deposits have been relatively insensitive to interest rate changes. However, the Bank considers a portion of savings deposits to be rate sensitive based on historical growth trends and management's expectations.

     While the gap analysis provides an indication of interest rate sensitivity, experience has shown that it does not fully capture the true dynamics of interest rate changes. Essentially, the analysis presents only a static measurement of asset and liability volumes based on contractual maturity, cash flow estimates or repricing opportunity. It fails to reflect the differences in the timing and degree of repricing of assets and liabilities due to interest rate changes. In analyzing interest rate sensitivity, management considers these differences and incorporate other assumptions and factors, such as balance sheet growth and prepayments, to better measure interest rate risk.

     A principal objective of the Bank's asset/liability management effort is to balance the various factors that generate interest rate risk, thereby maintaining the interest rate sensitivity of the Bank within acceptable risk levels. To manage interest rate risk, the Bank assesses its current risk position in light of interest rate forecasts and develops and implements specific lending, funding and investment strategies. The Bank may also use derivative financial instruments, including interest rate swaps, caps, floors, future and options, to manage interest rate risk. To date such instruments have not been utilized.

Financial Condition and Results of Operations

     Financial Condition. The Company's total assets increased by $7.04 million, or 5.62%, from $125.25 million at September 30, 1998 to $132.29 million at September 30, 1999. The increase in total assets resulted primarily from an increase in investment securities of $6.92 million, and an increase in loans receivable, net, of $1.19 million, offset by a decrease in mortgage-backed and related securities of $1.97 million.

     Investment securities and mortgage-backed and related securities totaling $65.08 million at September 30, 1999, consisted of $31.27 million in securities classified as available for sale and $33.81 million in securities classified as held to maturity. Loans receivable, net, increased $1.19 million as a result of an excess of new loan originations and purchases over repayments and refinances.

     The Company experienced an increase in deposits during fiscal 1999 of $2.24 million, or 2.61%, from $85.87 million at September 30, 1998 to $88.11 million at September 30, 1999. Repurchase agreements increased $1.56 million, or 49.94%, from $3.14 million at September 30, 1998 to $4.70 million at September 30, 1999.

     The Company has made extensive use of the Federal Home Loan Bank Advance program during the twelve months ended September 30, 1999. Federal Home Loan Bank advances have increased from $20.46 million at September 30, 1998 to $24.96 million at September 30, 1999. These borrowings have been used to generate income on the spread between the yield on the investments purchased with the borrowings and the rate on the borrowings.

Comparison of Operating Results for the Years Ended September 30, 1999 and September 30, 1998

     Net Earnings. The Company had net earnings of $770,000 for the year ended September 30, 1999, as compared to $814,000 for the year ended September 30, 1998. As discussed below, the decrease in net earnings of $44,000 was primarily the result of a decrease in non-interest income of $84,000 and an increase in non-interest expense of $38,000, partially offset by a $9,000 increase in net interest income and a $55,000 decrease in the provision for loan losses.

     Net Interest Income. Net interest income increased by $9,000, or 0.26%, from $3.61 million for the year ended September 30, 1998 to $3.62 million for the year ended September 30, 1999. Average interest-earning assets increased $11.37 million, or 10.15%, while average interest-bearing liabilities increased $11.01 million, or 10.65%. During this same period, the interest rate spread decreased from 2.87% for the year ended September 30, 1998 to 2.61% for the year ended September 30, 1999.

     Interest Income. Interest income increased by $236,000, or 2.77%, from $8.52 million for the year ended September 30, 1998 to $8.76 million for the year ended September 30, 1999. This increase was due primarily to an increase in the average outstanding balance of interest-earning assets. Total average interest-earning assets increased

10.15% during the year ended September 30, 1999. At the same time the overall yield on interest-earning assets decreased 51 basis points from 7.61% for the year ended September 30, 1998 to 7.10% for the year ended September 30, 1999.

     Interest Expense. Interest expense increased by $226,000, or 4.61%, from $4.91 million for the year ended September 30, 1998 to $5.13 million for the year ended September 30, 1999. The increase was primarily the result of a $6.88 million increase in the average outstanding balances of Federal Home Loan Bank advances, a $2.60 million increase in average outstanding balances of money market deposit accounts and a $1.42 million increase in average outstanding balances of repurchase agreements.

     Provision for Losses on Loans. The Bank decreased its provision for loan losses by $55,000 during the year ended September 30, 1999, from $153,000 for the year ended September 30, 1998 to $98,000 for the year ended September 30, 1999. The Bank continues to monitor and modify its allowance for losses as conditions dictate. Although the Bank maintains its allowance for losses at a level it considers adequate to provide for probable losses, there can be no assurance that such losses will not exceed the estimated amounts or that additional provisions for loan losses will not be required in future periods.

     Non-interest Income. Total non-interest income decreased by $84,000, or 12.90%, from $651,000 for the year ended September 30, 1998 to $567,000 for the year ended September 30, 1999. This decrease was primarily due to an $83,000 provision for loss on investment securities, a $21,000 decrease in fees and service charges, primarily loan processing fees, individual retirement account fees and ATM access fees, and a $5,000 decrease in other non-interest income. These decreases were offset by a $25,000 decrease in the loss on the sales of foreclosed real estate.

     Non-interest Expense. Non-interest expense increased $38,000, or 1.36%, from $2.81 million for the year ended September 30, 1998 to $2.85 million for the year ended September 30, 1999. This increase was primarily due to a $27,000 increase in occupancy expense, an $8,000 increase in advertising expense and a $3,000 increase in other non-interest expenses.

     Income Tax Expense. Income tax expense decreased $14,000, or 2.86%, from $487,000 for the year ended September 30, 1998 to $473,000 for the year ended September 30, 1999.

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

                                                                                  At or for the
                                                                           Year Ended September 30,
                                                                           ------------------------
                                                                             1999             1998
                                                                           -------           ------
                                                                            (Dollars in thousands)
Balance at the beginning of the year....................................   $   498          $   427
Provision for losses....................................................        98              153
Charge-offs.............................................................       (52)            (109)
Recoveries..............................................................        11               27
                                                                           -------          -------
  Net charge-offs.......................................................       (41)             (82)
                                                                           -------          -------
Balance at end of the year..............................................   $   555          $   498
                                                                           =======          =======

Ratio of net charge-offs to average loans
 outstanding during the period..........................................      0.07%            0.15%
                                                                           =======          =======

Ratio of allowance for loan losses
 to total loans.........................................................      0.95%            0.86%
                                                                           =======          =======

Non-Performing Assets

     Non-performing assets totaled $584,000 at September 30, 1999 compared to $670,000 at September 30, 1998. Non-performing assets are summarized in the following table.

                                                                           Year Ended September 30,
                                                                           ------------------------
                                                                             1999             1998
                                                                           -------           ------
                                                                            (Dollars in thousands)
Non-performing loans....................................................   $   396           $  518
Foreclosed assets.......................................................       188              152
                                                                           -------           ------
   Total non-performing assets..........................................   $   584           $  670
                                                                           =======           ======

Non-performing assets to total assets...................................      0.44%            0.53%
                                                                           =======           ======

Non-performing assets to total loans....................................      1.00%            1.16%
                                                                           =======           ======

Allowance for loan losses to non-performing loans.......................    140.15%           96.14%
                                                                           =======           ======

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

                                                                                  For the Year Ended September 30,
                                                                     ---------------------------------------------------------
                                               At September 30, 1999            1999                          1998
                                               --------------------- ---------------------------   ---------------------------
                                                          Average                        Average                       Average
                                                           Yield/    Average              Yield/   Average              Yield/
                                               Balance      Cost     Balance   Interest    Cost    Balance   Interest    Cost
                                               -------     ------    -------   --------   ------   -------   --------   ------
                                                                           (Dollars in thousands)
Interest-earning assets:
  Loans receivable (1).....................    $ 57,257       8.56%  $ 55,216    $4,637     8.40%  $ 55,166    $4,918     8.91%
  Other marketable securities (2)..........      49,645       6.47     46,237     2,978     6.44     33,179     2,297     6.92
  Mortgage-backed and related securities...      15,435       6.50     16,541     1,021     6.17     18,853     1,186     6.29
  Other....................................       3,593       5.62      5,385       120     2.23      4,813       119     2.47
                                               --------              --------    ------            --------    ------
    Total interest-earning assets..........     125,930       7.40    123,379     8,756     7.10    112,011     8,520     7.61
                                                                                 ------                        ------
Non-interest-earning assets................       6,360                 5,527                         6,152
                                               --------              --------                      --------
    Total assets...........................    $132,290              $128,906                       118,163
                                               ========              ========                      ========

Interest-bearing liabilities:
  Deposits:
    NOW accounts...........................    $ 12,806       1.17   $ 11,809       131     1.11   $ 11,288       169     1.50
    Passbook accounts......................       8,264       1.80      7,877       130     1.65      7,899       157     1.99
    Money market deposits..................      12,702       3.56     11,588       378     3.26      8,985       268     2.98
    Certificate accounts...................      54,339       5.37     55,757     3,081     5.53     56,199     3,254     5.79
  Borrowings:
    FHLB advances..........................      24,957       5.06     22,554     1,163     5.16     15,677       878     5.60
    Other borrowed money...................       4,701       5.06      4,831       249     5.15      3,359       180     5.36
                                               --------              --------    ------            --------    ------
       Total interest-bearing liabilities..     117,769       4.39    114,416     5,132     4.49    103,407     4,906     4.74
                                                                                 ------                        ------
Non-interest-bearing liabilities...........       1,460                 1,319                         2,424
                                               --------              --------                      --------
    Total liabilities......................     119,229               115,735                       105,831
Stockholders' equity.......................      13,061                13,171                        12,332
                                               --------              --------                      --------
    Total liabilities and retained
      earnings.............................    $132,290              $128,906                      $118,163
                                               ========              ========                      ========

Net interest income........................                                      $3,624                        $3,614
                                                                                 ======                        ======
Interest rate spread.......................                   3.01%                         2.61%                         2.87%
                                                            ======                        ======                        ======
Net interest margin........................                   3.29%                         2.94%                         3.23%
                                                            ======                        ======                        ======
Ratio of average interest-earning
  assets to average interest-
  bearing liabilities......................                 106.93%                       107.83%                       108.32%
                                                            ======                        ======                        ======

----------
(1) Average balance of non-accruing loans are included in the average balance of loans receivable. Loan fees included in interest income is not material.
(2) Interest on tax exempt investments is not presented at the tax equivalent yield.

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

                                                                Year Ended September 30,
                                             -----------------------------------------------------------
                                              1999        vs.       1998        1998       vs.     1997
                                             ----------------------------      -------------------------
                                                  Increase (Decrease)             Increase (Decrease)
                                                        Due to                          Due to
                                             ----------------------------      -------------------------
                                             Volume      Rate       Total      Volume     Rate     Total
                                             ------      ----       -----      ------     ----     -----
                                                                        (In thousands)
Interest income:
  Loans receivable.......................     $   4      $(285)     $(281)      $ 302     $(78)    $ 224
  Marketable securities..................       850       (169)       681         390       92       482
  Mortgage-backed and related
      securities.........................      (143)       (22)      (165)        (61)     (31)      (92)
  Other interest-earning assets..........        13        (12)         1          11        4        15
                                              -----      -----      -----       -----     ----     -----
     Total interest-earning assets.......       724       (488)       236         642      (13)      629

Interest expense:
  Deposits:
    NOW accounts.........................         8        (46)       (38)          8       (7)        1
    Passbook accounts....................        --        (27)       (27)         (8)      --        (8)
    Money market accounts................        83         27        110          (2)       1        (1)
    Certificate accounts.................       (26)      (147)      (173)        103       22       125
  Borrowings:
    FHLB advances........................       359        (74)       285         413      (15)      398
    Other borrowed money.................        76         (7)        69         (59)      (7)      (66)
                                              -----      -----      -----       -----     ----     -----
     Total interest-bearing
       liabilities.......................       500       (274)       226         455       (6)      449
                                              -----      -----      -----       -----     ----     -----
Change in net interest income............     $ 224      $(214)     $  10       $ 187     $ (7)    $ 180
                                              =====      =====      =====       =====     ====     =====

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

     The primary investing activities of the Company are the origination of one- to four-family loans, the origination of consumer loans and the purchase of securities. During the years ended September 30, 1999 and 1998, the Bank's loan originations totaled $19.82 million and $16.62 million, respectively. The Company purchased investment securities and mortgage backed and related securities during the years ended September 30, 1999 and 1998 of $47.94 million and $58.77 million, respectively.

     The primary financing activity of the Company is the attraction of deposits. During the year ended September 30, 1999, the Bank experienced a net increase in deposits of $2.24 million. During the year ended September 30, 1998, the Bank experienced a net increase in deposits of $2.86 million.

     During the year ended September 30, 1999, the Bank continued to be active in the area of repurchase agreements. Repurchase agreements at September 30, 1999 totaled $4.70 million compared to a total of $3.14 million at September 30, 1998.

     At September 30, 1999, the FHLB advances were secured by the FHLB stock and a blanket pledge of residential loans, and governmental agency securities. Under the agreement, the Bank must maintain eligible collateral in amounts exceeding 130 percent of the outstanding advances. At September 30, 1999, the Bank had $24.96 million in advance outstanding with the FHLB.

     The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied by the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required minimum liquidity ratio is currently 4.0%. The Bank's average daily liquidity ratio for the month of September 1999 was 35.49%.

     The Company's most liquid assets are cash and cash equivalents, which consist of short-term highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash and interest-bearing deposits. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At September 30, 1999 and 1998, cash and cash equivalents totaled $4.54 million and $4.29 million, respectively.

     The Bank anticipates that it will have sufficient funds available to meet its current commitments. At September 30, 1999, the Bank had commitments to originate/purchase loans of $1.17 million. Certificates of deposit which are scheduled to mature in one year or less at September 30, 1999, totaled $34.66 million. Management believes that a significant portion of such deposits will remain with the Bank.

     At September 30, 1999, the Bank exceeded each of the three regulatory capital requirements.

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

                       CONSOLIDATED FINANCIAL STATEMENTS
                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

                                                                                          Page
Independent Auditors' Report............................................................    15

Consolidated Statements of Financial Condition
  September 30, 1999 and 1998...........................................................    16

Consolidated Statements of Income for the years ended
  September 30, 1999 and 1998...........................................................    17

Consolidated Statements of Stockholders' Equity for the years ended
  September 30, 1999 and 1998...........................................................    18

Consolidated Statements of Cash Flows for the years ended
  September 30, 1999 and 1998...........................................................    20

Notes to Consolidated Financial Statements..............................................    22

                    [LETTERHEAD OF McGLADREY & PULLEN, LLP]

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
First Federal Bancorporation
Bemidji, Minnesota


We have audited the accompanying consolidated statements of financial condition of First Federal Bancorporation and subsidiaries (the Company) as of September 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Federal Bancorporation and subsidiaries as of September 30, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



                                    /s/ McGladrey & Pullen, LLP
                                    ------------------------------
                                    McGLADREY & PULLEN, LLP



Duluth, Minnesota
October 29, 1999

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
September 30, 1999 and 1998

                                                                              1999                 1998
------------------------------------------------------------------------------------------------------------
ASSETS
Cash                                                                    $     2,194,436      $     2 056,775
Interest-bearing deposits with banks                                          2,344,936            2,233,413
                                                                        ------------------------------------
          Cash and cash equivalents                                           4,539,372            4,290,188

Available-for-sale securities                                                31,272,121           36,833,559

Held-to-maturity securities                                                  33,808,632           23,299,208

Loans receivable, less allowance for loan losses
 $555,388 in 1999 and $498,340 in 1998                                       57,256,941           56,063,951
Federal Home Loan Bank stock, at cost                                         1,248,000            1,148,000
Foreclosed real estate, net                                                     188,300              152,754
Accrued interest receivable                                                   1,075,399              991,507
Premises and equipment, net                                                   2,123,863            2,098,531
Other assets                                                                    777,687              372,930
                                                                        ------------------------------------
                                                                        $   132,290,315      $   125,250,628
                                                                        ------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                                $    88,110,758      $    85,866,264
Borrowings                                                                   29,658,337           24,892,673
Advance payments by borrowers for taxes and insurance                           186,123              163,022
Accrued interest payable                                                        577,585              543,886
Accrued expenses and other liabilities                                          696,151              702,335
                                                                        ------------------------------------
          Total liabilities                                                 119,228,954          112,168,180
                                                                        ------------------------------------
Commitments and Contingencies

Stockholders' Equity
 Common stock ($.01 par value); authorized 4,000,000 shares;
   issued 1,431,069 and 1,489,913 shares in 1999 and 1998                        14,311                9,933
 Additional paid-in capital                                                   5,971,251            6,173,130
 Retained earnings, subject to certain restrictions                           9,260,477            8,691,092
 Accumulated other comprehensive income (loss), net                            (335,848)             220,566
 Unearned employee stock ownership plan shares                                 (345,000)            (414,000)
 Unearned management recognition plan shares                                    (94,444)            (188,887)
 Treasury stock, at cost, 289,605 and 287,301 shares in
   1999 and 1998                                                             (1,989,226)          (1,939,384)
 Deferred compensation payable in common stock                                  579,840              529,998
                                                                        ------------------------------------
          Total stockholders' equity                                         13,061,361           13,082,448
                                                                        ------------------------------------
                                                                        $   132,290,315      $   125,250,628
                                                                        ------------------------------------

See Notes to Consolidated Financial Statements.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years Ended September 30, 1999 and 1998

                                                                                 1999                 1998
------------------------------------------------------------------------------------------------------------
Interest Income
 Loans receivable                                                       $     4,637,348      $     4,917,597
 Mortgage-backed and related securities                                       1,020,602            1,186,089
 Other marketable securities                                                  2,978,192            2,296,966
 Interest-bearing deposits with banks                                            42,991               61,722
 Dividends                                                                       76,594               57,674
                                                                        ------------------------------------
                                                                              8,755,727            8,520,048
                                                                        ------------------------------------
Interest Expense
 Deposits                                                                     3,720,298            3,848,369
 Borrowings                                                                   1,412,073            1,057,803
                                                                        ------------------------------------
                                                                              5,132,371            4,906,172
                                                                        ------------------------------------
          Net interest income                                                 3,623,356            3,613,876

Provision for Loan Losses                                                        97,970              153,000
                                                                        ------------------------------------
          Net interest income after provision for loan losses                 3,525,386            3,460,876
                                                                        ------------------------------------
Noninterest Income
 Fees and service charges                                                       585,923              607,393
 Loss on sales of foreclosed real estate                                         (4,004)             (29,377)
 Provision for loss on securities available-for-sale                            (83,129)                   -
 Other income                                                                    68,176               72,949
                                                                        ------------------------------------
                                                                                566,966              650,965
                                                                        ------------------------------------
Noninterest Expense
 Compensation and employee benefits                                           1,583,406            1,585,321
 Occupancy                                                                      515,309              488,607
 Federal deposit insurance premiums                                              51,246               52,116
 Data processing                                                                 77,094               77,079
 Advertising                                                                    121,517              113,965
 Other expenses                                                                 500,670              493,976
                                                                        ------------------------------------
                                                                              2,849,242            2,811,064
                                                                        ------------------------------------

          Income before income tax expense                                    1,243,110            1,300,777

Income Tax Expense                                                              472,704              486,642
                                                                        ------------------------------------
          Net income                                                    $       770,406      $       814,135
                                                                        ------------------------------------

Earnings per Common Share
 - Basic                                                                $          0.66      $          0.70
                                                                        ------------------------------------

 - Diluted                                                              $          0.64      $          0.65
                                                                        ------------------------------------

See Notes to Consolidated Financial Statements.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended September 30, 1999 and 1998

                                                                                              Additional
                                                          Comprehensive       Common           Paid-In
                                                              Income          Stock            Capital
----------------------------------------------------------------------------------------------------------------
Balance, September 30, 1997                                                   $  6,726      $   6,109,390

 Comprehensive income:
   Net income                                             $         814,135          -                  -
   Change in net unrealized gain (loss) on securities
     available for sale, net of tax effect                          235,081          -                  -
                                                          -----------------
       Comprehensive income                               $       1,049,216
                                                          =================
 Reclassification of stock to deferred
   compensation payable                                                              -                  -
 Settlement of deferred compensation payable in
   common stock                                                                      -             23,975
 Stock split                                                                     3,328             (4,165)
 Purchase and retirement of common stock                                          (121)          (103,510)
 Amortization of management recognition plan                                         -             21,600
 Earned employee stock ownership plan shares                                         -            125,840
                                                                               --------------------------
Balance, September 30, 1998                                                      9,933          6,173,130

 Comprehensive income:
   Net income                                             $         770,406          -                  -
   Change in net unrealized gain (loss) on securities
     available for sale, net of tax effect                         (556,414)         -                  -
                                                          -----------------
       Comprehensive income                               $         213,992
                                                          =================
 Increase in deferred compensation payable in
   common stock                                                                      -                  -
 Stock split                                                                     4,835             (5,633)
 Settlement of deferred compensation payable in
   common stock                                                                      -              4,500
 Purchase and retirement of common stock                                          (457)          (260,934)
 Amortization of management recognition plan                                                       23,500
 Earned employee stock ownership plan shares                                         -             36,688
                                                                              --------      -------------
Balance, September 30, 1999                                                   $ 14,311      $   5,971,251
                                                                              --------      -------------

See Notes to Consolidated Financial Statements.


                                Unearned                                    Deferred
              Accumulated       Employee      Unearned                        Comp
                  Other          Stock       Management                    Payable in
  Retained     Comprehensive    Ownership    Recognition    Treasury         Common
  Earnings     Income (Loss)   Plan Shares   Plan Shares     Stock           Stock       Total
-------------------------------------------------------------------------------------------------------
8,015,142     $     (14,515)  $  (483 000)  $ (283,331)   $(1,409,386)  $         -     $ 11,941,026

  814,135                 -             -            -              -             -          814,135

        -           235,081             -            -              -             -          235,081

        -                 -             -            -       (562,045)      562,045                -

        -                 -             -            -         32,047       (32,047)          23,975

        -                 -             -            -              -                           (837)

 (138,185)                -             -            -              -             -          (241816)

        -                 -             -       94,444              -             -          116,044

        -                 -        69,000            -              -             -          194,840
-------------------------------------------------------------------------------------------------------
8,691,092           220,566      (414,000)     (188,887)   (1,939,384)      529,998       13,082,448

  770,406                 -             -             -             -             -          770,406

        -          (556,414)            -             -             -             -         (556,414)

        -                 -             -             -      (785,000)       78,500                -

        -                 -             -             -             -             -             (798)

        -                 -             -             -        28,658       (28,658)           4,500

 (201,021)                -             -             -             -             -         (462,412)

        -                 -             -        94,443             -             -          117,943

        -                 -        69,000             -             -             -          105,688
-------------------------------------------------------------------------------------------------------

9,260,477     $    (335,848)  $  (345,000)  $   (94,444)  $(1,989,226)  $   579,840     $ 13,061,361
=======================================================================================================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended September 30, 1999 and 1998

                                                                                1999                 1998
------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
 Net income                                                                $    770,406         $    814,135
 Adjustments to reconcile net income to net cash
   provided by operating activities:
   Provisions for loan losses                                                    97,970              153,000
   Provision for loss on securities available-for-sale                           83,129                    -
   Depreciation and amortization                                                270,677              242,528
   Amortization of premium and discount, net                                    (73,254)             (82,220)
   Increase in accrued interest receivable                                      (83,892)            (105,244)
   Increase (decrease) in accrued interest payable                               33,699              (51,034)
   Loss on sales of foreclosed real estate                                        4,004               29,377
   (Increase) decrease in other assets                                          (18,097)             378,921
   Increase (decrease) in accrued expenses and other liabilities                 (6,184)            (278,951)
   Increase in deferred compensation payable in common stock                     78,500               79,326
   Earned ESOP shares priced above original cost                                 64,688              122,440
   Decrease in unearned ESOP shares                                              69,000               69,000
   Decrease in unamortized restricted stock                                      94,443               94,444
                                                                           ---------------------------------
       Net cash flows provided by operating activities                        1,385,089            1,465,722
                                                                           ---------------------------------

Cash Flows from Investing Activities
 Net increase in loans receivable                                            (1,290,960)          (2,628,409)
 Purchase of securities available for sale                                  (23,855,750)         (18,779,744)
 Purchase of securities held to maturity                                    (24,081,719)         (39,988,125)
 Purchase of Federal Home Loan Bank stock                                      (100,000)            (447,500)
 Purchase of premises and equipment                                            (296,009)            (446,102)
 Proceeds from maturities of securities available for sale                   20,387,235           23,220,719
 Proceeds from maturities of securities held to maturity                     13,500,011           16,995,914
 Principal payments on mortgage-backed
   and related securities available for sale                                  8,077,004            6,797,408
 Principal payments on mortgage-backed
   and related securities held to maturity                                       72,284              222,967
 Net (increase) decrease in foreclosed real estate                              (39,550)              76,345
                                                                           ---------------------------------
       Net cash flows used by investing activities                           (7,627,454)         (14,976,527)
                                                                           ---------------------------------

Cash Flows from Financing Activities
 Net increase in deposits                                                     2,244,494            2,862,952
 Increase (decrease) in advance payments by borrowers
   for taxes and insurance                                                       23,101                 (854)
 Net increase (decrease) in repurchase agreements                             1,566,004           (1,561,416)
 FHLB advances                                                               22,989,000           44,951,000
 Repayment of FHLB advances                                                 (18,489,340)         (34,028,113)
 Increase (decrease) in Federal funds purchased                              (1,300,000)           1,300,000
 Purchase of treasury stock                                                     (78,500)             (79,326)
 Purchase of fractional shares on stock split                                      (798)                (837)
 Purchase and retirement of common stock                                       (462,412)            (241,816)
                                                                           ---------------------------------
       Net cash flows provided by financing activities                        6,491,549           13,201,590
                                                                           ---------------------------------

                                  (Continued)

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended September 30, 1999 and 1998

                                                                                 1999             1998
--------------------------------------------------------------------------------------------------------
       Net decrease in cash and cash equivalents                            $   249,184      $  (309,215)

Cash and cash equivalents:
 Beginning of year                                                            4,290,188        4,599,403
                                                                            ----------------------------
 End of year                                                                $ 4,539,372      $ 4,290,188
                                                                            ============================

Supplemental disclosures of cash flow information
 Cash paid during the year for:
   Interest                                                                 $ 5,098,672      $ 4,957,206
                                                                            ============================

   Income taxes                                                             $   677,750      $   432,000
                                                                            ============================

Supplemental Schedule of Noncash Investing and
 Financing Activities
 Net change in unrealized gain (loss) on securities
   available for sale                                                       $  (556,414)     $   235,081
                                                                            ============================

 Real estate acquired in settlement of loans                                $   261,196      $   174,459
                                                                            ============================

 Stock issued in settlement of deferred compensation
   Obligation                                                               $    28,657      $    32,047
                                                                            ============================

 Deferred compensation obligation and related stock in
   grantor trust reclassified to stockholder's equity                       $         -      $   529,998
                                                                            ============================

See Notes to Consolidated Financial Statements.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

________________________________________________________________________________

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

Note 2.  Summary of Significant Accounting Policies

Basis of financial statement presentation and accounting estimates: The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant change in the near-term relates to the determination of the allowance for loan losses.

Effective October 1, 1998, the Company adopted FASB Statement No. 130, which was issued in June 1997. Statement No. 130 establishes new rules for the reporting and display of comprehensive income and its components but has no effect on the Company's net income or total stockholders' equity. Statement No. 130 requires unrealized gains and losses on the Company's available-for-sale securities, which prior to adoption were reported separately in stockholders' equity, to be included in comprehensive income. Prior-year financial statements have been reclassified to conform to the requirements of Statement No. 130.

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

Available-for-sale securities: Securities classified as available-for-sale (AFS) are debt and marketable equity securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell an AFS security would be based on factors including movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and similar factors. AFS securities are carried at fair value. Unrealized gains or losses, net of the related deferred tax effect, are reported as increases or decreases in stockholders' equity. Realized gains or losses, determined on the basis of the cost of specific securities sold, and provisions for impairment of AFS securities are included in earnings.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

________________________________________________________________________________

Held-to-maturity securities: Securities classified as held to maturity are those debt securities the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs, or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premiums and discounts, computed by the interest method over contractual lives. The sale of a security within three months of its maturity date or after at least 85 percent of the principal outstanding has been collected is considered a maturity for purposes of classification and disclosure.

Loans, allowance for loan losses: Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses.

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

Interest on loans is recognized over the terms of the loans and is calculated using the simple interest method on principal amounts outstanding. For impaired loans, accrual of interest is generally stopped when a loan is greater than three months past due. Interest on these loans is recognized only when actually paid by the borrower if collection of the principal is likely to occur. Accrual of interest is generally resumed when the customer is current on all principal and interest payments and has been paying on a timely basis for a period of time.

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

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

________________________________________________________________________________

Premises and equipment: Land is carried at cost. Bank premises, improvements, furniture, and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of 20 to 40 years for bank premises and improvements and 3 to 10 years for furniture and equipment.

Income taxes: Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss or tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax rates on the date of enactment.

Earnings per common share: Earnings per common share data has been computed on the basis of the weighted-average number of common shares outstanding during each period presented. As explained further in Note 13, the Company declared a 3-for-2 common stock split effected in the form of a 50 percent stock dividend payable to stockholders of record on May 5, 1999. Retroactive effect has been given to the shares issued in connection with the stock dividend as if the dividend had been declared on October 1, 1997. Following is information about the computation of the earnings per share data for the years ended September 30, 1999 and 1998.

                                                       Year Ended September 30,
                    ----------------------------------------------------------------------------------------------
                                       1999                                              1998
                    -------------------------------------------        -------------------------------------------
                                                     Net Income                                         Net Income
                    Numerator      Denominator        Per Share        Numerator      Denominator        Per Share
------------------------------------------------------------------------------------------------------------------
Basic earnings
 per share,
 income available
 to common
 stockholders       $ 770,406        1,159,547           $ 0.66        $ 814,135        1,157,418           $ 0.70
Effect of dilutive
 securities:
Stock options               -           39,602             0.02                -           70,619             0.04
Management
 recognition
 plan                       -            8,898                -                -           23,356             0.01
                    ----------------------------------------------------------------------------------------------
Diluted earnings
 per share,
 income available
 to common
 stockholders       $ 770,406        1,208,047           $ 0.64        $ 814,135        1,251,393           $ 0.65
                    ==============================================================================================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

________________________________________________________________________________

Other Accounting Policies: The Company's accounting policies for employee benefit plans, retirement plans and the methods and assumptions used to estimate fair values of financial instruments are disclosed in Notes 15, 16 and 19, respectively.

Reclassifications: Certain prior year amounts have been reclassified to conform with the 1998 presentation. These reclassifications had no effect on net income or stockholders' equity.

New Accounting Standards: In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 1999. The statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Company has not determined whether to adopt the new statement early. The statement will require the Company to recognize all derivatives on the consolidated balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending in the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new statement will have a significant effect on the Company's earnings or financial position.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

________________________________________________________________________________

Note 3.    Securities Available for Sale

Summaries of securities available for sale at September 30, 1999 and 1998 are presented below:

                                                                            1999
                                         ------------------------------------------------------------------------
                                                                  Gross               Gross
                                           Amortized           Unrealized          Unrealized
                                             Cost                 Gains               Losses          Fair Value
-----------------------------------------------------------------------------------------------------------------
Mortgage-backed securities               $  9,819,412           $  14,377           $ 199,183         $ 9,634,606
Collateralized mortgage
 obligations and REMICS                     5,666,265               1,572             101,398           5,566,439
                                         ------------------------------------------------------------------------
      Total mortgage-backed
         and related securities            15,485,677              15,949             300,581          15,201,045
                                         ------------------------------------------------------------------------

Other marketable securities
 U.S. government and agency
   securities                               9,670,238               5,706             213,704           9,462,240
 Corporate bonds and notes                  5,178,836              11,391              48,314           5,141,913
 Municipal bonds                              498,791               5,984                   -             504,775
 Mutual funds                               1,007,812               6,125              51,789             962,148
                                         ------------------------------------------------------------------------
      Total other marketable
        securities                         16,355,677              29,206             313,807          16,071,076
                                         ------------------------------------------------------------------------
                                         $ 31,841,354           $  45,155           $ 614,388        $ 31,272,121
                                         ========================================================================

                                                                            1998
                                         ------------------------------------------------------------------------
                                                                  Gross               Gross
                                           Amortized           Unrealized          Unrealized
                                             Cost                 Gains               Losses          Fair Value
-----------------------------------------------------------------------------------------------------------------
Mortgage-backed securities               $  7,890,713           $ 161,733           $   7,661        $  8,044,785
Collateralized mortgage
 obligations and REMICS                     8,975,849              81,357                 817           9,056,389
                                         ------------------------------------------------------------------------
      Total mortgage-backed
         and related securities            16,866,562             243,090               8,478          17,101,174
                                         ------------------------------------------------------------------------

Other marketable securities
 U.S. government and agency
   securities                              13,326,640              83,186                   -          13,409,826
 Corporate bonds and notes                  4,760,588             123,245              68,786           4,815,047
 Municipal bonds                              498,116              16,741                   -             514,857
 Mutual funds                               1,007,812               4,688              19,845             992,655
                                         ------------------------------------------------------------------------
      Total other marketable
        securities                         19,593,156             227,860              88,631          19,732,385
                                         ------------------------------------------------------------------------
                                         $ 36,459,718  $          470,950           $  97,109        $ 36,833,559
                                         ========================================================================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

________________________________________________________________________________

The amortized cost and fair value of other marketable securities available for sale at September 30, 1999 by contractual maturity is shown below. Expected maturities may differ from contractual maturities because obligors may have the right to call or prepay obligations with or without call or prepayment penalties:

                                                                                  1999
                                                                   --------------------------------
                                                                     Amortized
                                                                       Cost             Fair Value
--------------------------------------------------------------------------------------------------
Due in one year or less                                            $  2,773,852        $  2,809,012
Due after one year through five years                                 3,486,952           3,412,996
Due after five years through ten years                                8,753,270           8,549,756
Due after ten years                                                     333,791             337,164
Mortgage-backed securities                                           15,485,677          15,201,045
Mutual funds                                                          1,007,812             962,148
                                                                   --------------------------------
                                                                   $ 31,841,354        $ 31,272,121
                                                                   ================================

Anticipated maturities on mortgage-backed securities are not readily determinable since they may be prepaid without penalty and mutual funds do not have stated maturity dates.

Proceeds from maturities of securities available for sale during 1999 and 1998 were $20,387,235 and $23,220,719, respectively. There were no available for sale securities sold in 1999 or 1998.

Securities are pledged under various borrowing arrangements as discussed in Note 12.

Changes in the unrealized gain (loss) on available-for-sale securities:

                                                                       Year Ended September 30,
                                                                   --------------------------------
                                                                       1999                1998
---------------------------------------------------------------------------------------------------
Balance, beginning                                                 $    220,566        $    (14,515)
 Unrealized gain (loss) during the year                                (943,074)            399,398
 Deferred tax effect related to unrealized gain (loss)                  386,660            (164,317)
                                                                   --------------------------------
Balance, ending                                                    $   (335,848)       $    220,566
                                                                   ================================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

________________________________________________________________________________

Note 4.   Securities Held to Maturity

Summaries of securities held to maturity at September 30, 1999 and 1998 are presented below:

                                                                           1999
                                         ------------------------------------------------------------------------
                                                                  Gross              Gross
                                           Amortized           Unrealized         Unrealized
                                             Cost                 Gains              Losses           Fair Value
-----------------------------------------------------------------------------------------------------------------
Mortgage-backed securities               $    16,6161           $   1,905         $     1,092        $    166,974
Collateralized mortgage
 obligations and REMICS                        68,136                   -               2,982              65,154
                                         ------------------------------------------------------------------------
      Total mortgage-backed
         and related securities               234,297               1,905               4,074             232,128

Other marketable securities
 US government and agency
   securities                              33,574,335                   -           1,634,025          31,940,310
                                         ------------------------------------------------------------------------
      Total securities held to
       maturity                          $ 33,808,632           $   1,905         $ 1,638,099        $ 32,172,438
                                         ========================================================================

                                                                           1998
                                         ------------------------------------------------------------------------
                                                                  Gross              Gross
                                           Amortized           Unrealized         Unrealized
                                             Cost                 Gains              Losses           Fair Value
-----------------------------------------------------------------------------------------------------------------
Mortgage-backed securities               $    238,810           $   4,226         $       608        $    242,428
Collateralized mortgage
 obligations and REMICS                        68,147                   -                 631              67,516
                                         ------------------------------------------------------------------------
      Total mortgage-backed
         and related securities               306,957               4,226               1,239             309,944

Other marketable securities
 US government and agency
   securities                              22,992,251             143,567                   -          23,135,818
                                         ------------------------------------------------------------------------
      Total securities held to
         maturity                        $ 23,299,208           $ 147,793         $     1,239        $ 23,445,762
                                         ========================================================================

All of the securities held to maturity that are not mortgage-backed are due in five to ten years. The securities may be subject to call before their scheduled maturity.

Securities are pledged under various borrowing arrangements as discussed in Note 12.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

________________________________________________________________________________

Note 5.   Loans Receivable

Loans receivable consisted of the following:

                                                                                  September 30,
                                                                     ----------------------------------------
                                                                              1999                 1998
-------------------------------------------------------------------------------------------------------------
One-to-four family residential loans                                 $       26,432,098   $       26,981,456
Commercial real estate and multifamily residential loans                     13,479,126           15,464,796
Consumer loans                                                               17,524,276           13,796,819
Commercial business loans                                                       935,795            1,440,722
                                                                     ----------------------------------------
                                                                             58,371,295           57,683,793
Less:
 Loans in process                                                              (630,548)          (1,221,946)
 Unamortized loan origination fees/costs and
   discounts/premiums, net                                                       71,582              100,444
 Allowance for loan losses                                                     (555,388)            (498,340)
                                                                     ----------------------------------------
                                                                     $       57,256,941   $       56,063,951
                                                                     ========================================

Nonaccrual loans, totaling $361,189 and $153,648 at September 30, 1999 and 1998, respectively are considered by management as impaired. The related allowance for credit losses was $54,178 at September 30, 1999 and $23,047 at September 30, 1998. The average investment in impaired loans during fiscal 1999 and 1998 was $153,903 and $104,728, respectively.

The aggregate amount of loans to directors, executive officers and their related interests was $1,143,358 and $1,160,194 at September 30, 1999 and 1998,
respectively. Activity with respect to these loans during fiscal 1999 included net decreases of $16,836. Activity with respect to these loans during fiscal 1998 included net increases of $974,851. In the opinion of management, such loans were made in the ordinary course of business on normal credit terms, including interest rate and collateralization, and do not represent more than normal risk of collection.

The Bank grants residential and commercial real estate loans and consumer loans primarily to customers in northern Minnesota. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' abilities to honor their loans is dependent upon the local economy in northern Minnesota.

At September 30, 1999 and 1998 the Bank was servicing real estate loans for others with aggregate unpaid principal balances of approximately $370,110 and $147,547, respectively.

Certain loans are pledged under various borrowing arrangements as discussed in
Note 12.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

________________________________________________________________________________

Note 6.   Allowance for Loan Losses

                                                                        September 30,
                                                            --------------------------------------
                                                                     1999            1998
--------------------------------------------------------------------------------------------------
Balance, beginning                                          $         498,340    $     427,255
 Provision charged to operations                                       97,970          153,000
 Loans charged off                                                    (50,925)        (109,976)
 Recoveries                                                            10,003           28,061
                                                            --------------------------------------
Balance, ending                                             $         555,388    $     498,340
                                                            ======================================

Note 7.   Foreclosed Real Estate

Foreclosed real estate consisted of the following:

                                                                        September 30,
                                                            --------------------------------------
                                                                     1999            1998
--------------------------------------------------------------------------------------------------
Real estate acquired through foreclosure or deed
 in lieu of foreclosure                                     $          21,914    $      76,300
Real estate in judgment (subject to redemption)                       166,386           78,161
                                                            --------------------------------------
                                                                      188,300          154,461
Less allowance for losses                                                   -            1,707
                                                            --------------------------------------
                                                            $         188,300    $     152,754
                                                            ======================================

Note 8.   Accrued Interest Receivable

Accrued interest receivable is summarized as follows:

                                                                        September 30,
                                                            --------------------------------------
                                                                     1999            1998
--------------------------------------------------------------------------------------------------
Mortgage-backed and related securities                      $           66,774   $      56,398
Other marketable securities                                            673,120         571,097
Loans receivable                                                       335,505         364,012
                                                            --------------------------------------
                                                            $        1,075,399   $     991,507
                                                            ======================================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

________________________________________________________________________________

Note 9.   Premises and Equipment

Premises and equipment consisted of the following:

                                                                             September 30,
                                                                     -------------------------------
                                                                          1999            1998
----------------------------------------------------------------------------------------------------
Land and improvements                                                $      235,172    $    235,172
Bank premises                                                             1,581,285       1,573,531
Furniture and equipment                                                   2,101,605       1,909,931
Leasehold improvements                                                      187,930         187,930
Automobile                                                                   26,153          27,519
                                                                     -------------------------------
                                                                          4,132,145       3,934,083
Less accumulated depreciation and amortization                            2,008,282       1,835,552
                                                                     -------------------------------
                                                                     $    2,123,863    $  2,098,531
                                                                     ===============================

Note 10.  Deposits

Deposits consisted of the following:

                                          1999                                                 1998
                    -------------------------------------------------  ----------------------------------------------
                      Weighted                                             Weighted                          Percent
                       Average                           Percent of         Average                            of
                        Rate             Amount            Total             Rate             Amount          Total
---------------------------------------------------------------------------------------------------------------------
Noninterest NOW            -%        $    3,538,689         4.02%               -%       $     2,648,425       3.08%
NOW                     1.61              9,267,299        10.52             1.88              8,450,647       9.84
Passbook                1.80              8,264,464         9.38             2.00              8,028,595       9.35
Money Market            3.56             12,701,780        14.42             3.00              8,837,230      10.30
                    --------------------------------------------        -------------------------------------------
                        2.22             33,772,232        38.34             2.09             27,964,897      32.57
                    --------------------------------------------        -------------------------------------------

Certificates
 2-2.99%                   -                      -            -             2.50                  2,596          -
 4-4.99%                4.65             21,775,975        24.70             4.84              2,308,521       2.69
 5-5.99%                5.50             19,679,859        22.34             5.52             35,182,369      40.97
 6-6.99%                6.30             11,365,181        12.90             6.28             18,082,222      21.06
 7-7.99%                7.19              1,517,511         1.72             7.19              2,325,659       2.71
                    --------------------------------------------        -------------------------------------------
                        5.37             54,338,526        61.66             5.80             57,901,367      67.43
                    --------------------------------------------        -------------------------------------------
                        4.16%        $   88,110,758       100.00%            4.59%       $    85,866,264     100.00%
                    --------------------------------------------        -------------------------------------------

At September 30, 1999 and 1998, the Bank had $12,449,947 and $11,313,217,
respectively, of deposit accounts with balances of $100,000 or more. The Bank did not have any brokered deposits at September 30, 1999 or 1998.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

_______________________________________________________________________________

Certificates had the following remaining maturities:


                                                                       September 30,
                                            ------------------------------------------------------------------------
                                                        1999                                     1998
                                            ----------------------------------    ----------------------------------
                                                                  Weighted                                Weighted
                                                                  Average                                  Average
                                               Amount              Rate                    Amount            Rate
--------------------------------------------------------------------------------------------------------------------
0-6 months                                  $  21,194,931          5.32%           $      20,851,918          5.51%
7-12 months                                    13,461,902          5.29                   13,116,420          5.81
13-36 months                                   15,244,041          5.48                   18,924,067          6.04
Over 36 months                                  4,437,652          5.52                    5,008,962          6.05
                                            ------------------------------------------------------------------------
                                            $  54,338,526          5.37%           $      57,901,367          5.80%
                                            ========================================================================


Mortgage-backed securities with a fair value of $3,032,124 and $3,434,766 at September 30, 1999 and 1998, respectively, were pledged as collateral for certain deposits.

Interest expense on deposits is summarized as follows:

                                                                            1999                1998
--------------------------------------------------------------------------------------------------------------------
NOW                                                                  $          131,393  $          169,294
Passbook                                                                        130,441             157,312
Money Market                                                                    377,711             268,116
Certificates                                                                  3,080,753           3,253,647
                                                                   -------------------------------------------------
                                                                     $        3,720,298  $        3,848,369
                                                                   =================================================

Note 11.    Income Taxes

Federal and state income tax expense (benefit) is as follows:

                                                                            1999                 1998
--------------------------------------------------------------------------------------------------------------------
Current
 Federal                                                             $          366,080   $          438,569
 State                                                                          118,090              141,623
                                                                   -------------------------------------------------
                                                                                484,170              580,192
                                                                   =================================================
Deferred
 Federal                                                                         (8,689)             (70,895)
 State                                                                           (2,777)             (22,655)
                                                                                (11,466)             (93,550)
                                                                  -------------------------------------------------
                                                                     $          472,704   $          486,642
                                                                  =================================================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

_______________________________________________________________________________

The actual effective tax rate differs from the "expected" income tax rate, computed at the statutory federal corporate tax rate, as follows:

                                                                          Year Ended September 30,
                                                                      ---------------------------------
                                                                            1999               1998
-------------------------------------------------------------------------------------------------------
Statutory federal rate                                                      34.0%               34.0%
State tax, net of federal benefit                                           6.50                6.50
Other                                                                      (2.50)              (3.10)
                                                                      ---------------------------------
                                                                           38.0%               37.4%
                                                                      =================================


The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows at September 30:

                                                                            1999                 1998
------------------------------------------------------------------------------------------------------------
Deferred Tax Assets
 Allowance for loan losses                                           $          159,851   $          157,932
 Deferred compensation                                                          298,622              303,426
 Deferred loan fees                                                               6,301               12,604
 Unrealized loss on securities available for sale                               233,385                    -
 Other                                                                            9,860               12,164
                                                                   -----------------------------------------
      Total gross deferred tax assets                                           708,019              486,126
                                                                   -----------------------------------------
Deferred Tax Liabilities
 Premises and equipment                                                          55,345               66,892
 FHLB stock                                                                     102,627              102,632
 Accrued real estate taxes                                                       22,599               27,037
 Prepaid insurance                                                               (1,690)               5,278
 Unrealized gain on securities available for sale                                     -              153,275
                                                                   -----------------------------------------
      Total deferred tax liabilities                                            178,881              355,114
                                                                   -----------------------------------------
      Net deferred tax assets                                        $          529,138   $          131,012
                                                                   =========================================


No valuation allowance was required as of September 30, 1999 or 1998.

In prior years the Company was permitted to deduct an annual addition to a reserve for bad debts. Bad debt deductions for income tax purposes are included in taxable income of later years only if the bad debt reserves are used for purposes other than to absorb bad debt losses. Because the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided. Retained earnings at September 30, 1999 include approximately $2,860,000 for which no deferred taxes have been provided.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

_______________________________________________________________________________

Note 12.  Borrowings

                                                                                 September 30,
                                                                   ----------------------------------------
                                                                            1999                1998
-----------------------------------------------------------------------------------------------------------
Federal funds purchased                                              $                -  $        1,300,000
Repurchase agreements                                                         4,701,492           3,135,488
Borrowing from the Federal Home Loan Bank                                    24,956,845          20,457,185
                                                                   ----------------------------------------
                                                                     $       29,658,337  $       24,892,673
                                                                   ========================================

Repurchase agreements consist of sales of securities under agreements to repurchase the identical securities. The agreements generally mature within 180 days and bear a weighted average interest rate of approximately 5.1% and 5.5% at September 30, 1999 and 1998, respectively. The agreements are treated as financings with the obligations to repurchase securities reflected as a liability and the dollar amount of the securities collateralizing the agreements remaining in the asset accounts. The securities collateralizing the agreements are in safekeeping at the Federal Home Loan Bank of Des Moines in the Bank's account. At September 30, 1999, the agreements were collateralized by securities totaling approximately $6,914,450.

Advances from the Federal Home Loan Bank (FHLB) of Des Moines as of September 30, 1999 are summarized as follows:

Year Due                                                             Average Rate                  Amount
-------------------------------------------------------------------------------------------------------------
 1999                                                                       4.54%          $        4,420,000
 2000                                                                       5.53                    3,500,000
 2001                                                                       6.24                       36,845
 2003 and beyond                                                            5.92                   17,000,000
                                                                   ------------------------------------------
                                                                            5.29%          $       24,956,845
                                                                   ==========================================


At September 30, 1999, the FHLB advances are secured by the FHLB stock and a blanket pledge of residential mortgage loans, and government agency securities. Under the agreement, the Bank must maintain eligible collateral in amounts exceeding 125 percent of the outstanding advances. The $17,000,000 in advances with due dates in 2003 and beyond have provisions which give the FHLB the option to call the debt on a quarterly basis.

Note 13.  Capital Stock

On May 20, 1999 the Company issued additional shares necessary to effect a 3-for-2 common stock split in the form of a 50 percent stock dividend to shareholders of record on May 5, 1999. The share and per share amounts, including shares held in treasury and shares to be issued under the various stock-based compensation plans, have been retroactively restated.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

_______________________________________________________________________________


Note 14.  Retained Earnings and Regulatory Capital

The Bank, as a member of the Federal Home Loan Bank System, is required to hold a specified number of shares of capital stock in the Federal Home Loan Bank of Des Moines which is carried at cost. In addition, the Bank is required to maintain cash and other liquid assets in an amount equal to 5% of its deposit accounts and other obligations due within one year. Management believes the Bank has met these requirements.


The Company's Subsidiary Bank is subject to various regulatory capital requirements administered by the Bank's primary federal regulatory agency. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.


Quantitative measures established by regulation to ensure capital adequacy require the Company's Subsidiary Bank to maintain minimum ratios (set forth in the following table) of total and Tier I capital and of Tier I capital to average assets (as defined in the regulations). Management believes, as of September 30, 1999, that the Company's Subsidiary Bank meets all capital adequacy requirements to which it is subject.


As of September 30, 1999, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

_______________________________________________________________________________


The Bank's actual capital amounts and ratios are also presented in the table:


                                                                                                   To Be Well Capitalized
                                                                                                       Under Prompt
                                                                For Capital Adequacy                 Corrective Action
                                       Actual                         Purposes                           Provisions
                              -------------------------    ---------------------------------    -------------------------------
                                   Amount                        Amount                             Amount
                                   (000's)     Ratio             (000's)          Ratio             (000's)      Ratio
-----------------------------------------------------------------------------------------------------------------------------
As of September 30, 1999:
 Total capital (to risk-
   weighted assets)           $       11,302     18.0%     $         5,011        *8.0%      $        6,264        *10.0%

 Tier I capital (to risk-
   weighted assets)                   10,790     17.2%               2,506        *4.0%               3,758         *6.0%

 Tier I capital (to
   average assets)                    10,790      8.5%               5,084        *4.0%               6,356         *5.0%

As of September 30, 1998:
 Total capital (to risk-
   weighted assets)                   11,549     19.0%               4,855        *8.0%               6,069        *10.0%

 Tier I capital (to risk-
   weighted assets)                   11,051     18.2%               2,428        *4.0%               3,641         *6.0%

 Tier I capital (to
   average assets)                    11,051      9.4%               4,700        *4.0%               5,874         *5.0%

*Greater than or equal to

Note 15.    Employee Benefits

Employee stock ownership plan: The Company adopted an Employee Stock Ownership Plan (the ESOP), which meets the requirements of Section 4975(e)(7) of the Internal Revenue Code and Section 407(d)(6) of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and, as such, the ESOP is empowered to borrow in order to finance purchases of the common stock of the Company. The ESOP borrowed $690,000 from the Company to purchase 155,250 shares of common stock of the Company on the date of the Conversion. The Bank has committed to make annual contributions to the ESOP necessary to repay the loan, including interest.

As the debt is repaid, ESOP shares that were initially pledged as collateral for its debt are released from collateral and allocated to active employees based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans. Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in stockholders' equity. As shares are determined to be ratably released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. ESOP compensation benefit expense was $133,688 and $191,439 for 1999 and 1998, respectively.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

_______________________________________________________________________________

All employees of the Company are eligible to participate in the ESOP after they attain age 21 and complete one year of service during which they worked at least 1,000 hours. In 1999 and 1998, the Company committed to release 15,525 (adjusted for a 3-for-2 stock split) shares of common stock each year which were allocated to eligible participants subject to the restrictions of the ESOP.


                                                                                            Amount
--------------------------------------------------------------------------------------------------------
Shares Released and Allocated                                                                     77,625
Unreleased Shares                                                                                 77,625
                                                                                       -----------------
      Total ESOP shares                                                                          155,250
                                                                                       =================

Fair Value of Unreleased Shares at September 30, 1999                                   $        582,188
                                                                                       =================


Management recognition plan: The Management Recognition Plan (MRP) provides for the grant of shares of stock to eligible directors and employees in the form of restricted stock, which vest over a five-year period at the rate of 20% per year. Under the MRP, 77,625 shares of restricted stock were granted. MRP expense was $94,443 and $94,444 in 1999 and 1998, respectively.

Stock option plans: The stock option plans provide for granting of 344,063 options for the purpose of attracting and retaining key personnel and to facilitate their purchase of a stock interest in the Company. The options become exercisable over a five-year period at the rate of 20% per year except for the 1998 plan which vests 50 percent at the grant date and 50 percent one year from the grant date. If unused, the options expire in October 2005 and January 2009 for 1998 plan. A summary of the status of the Company's stock option plans as of September 30, 1999 and 1998, and changes during the years ending on those dates is presented below:

                                                     1999                                      1998
                                   ----------------------------------------    ---------------------------------------
                                                             Weighted-                              Weighted-
                                                              Average                                Average
                                                              Exercise                               Exercise
                                          Shares               Price                Shares            Price
----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year               158,512   $             6.49            154,321  $             6.33
 Granted                                       157,125                 8.58              4,191               12.50
 Exercised                                           -                    -                  -                   -
 Forfeited                                      (3,629)                6.87                  -                   -
                                          ---------------------------------         ----------------------------------
Outstanding at end of year                     312,008   $             7.84            158,512  $             6.49
                                          =================================         ==================================

Exercisable at end of year                     191,851                                  61,728
                                          =============                             ===========

Weighted-average fair value
 per option of options granted
 during the year                                         $             4.32                     $             6.68
                                                         ==================                     ======================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

_______________________________________________________________________________

At September 30, 1999, the options outstanding under the stock option plan have exercise prices from $6.083 to $12.50 and a weighted-average remaining contractual life of 7.1 years. The shares and prices were 1314 at $6.08, 1,941.75 at $6.778, 21,375 at $7.778, 4,191 at $12.5 and 157,125 at $8.5833. All
of the nonvested options are expected to eventually vest.

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

                                                                            Year Ended September 30,
                                                                     ---------------------------------------
                                                                            1999                1998
------------------------------------------------------------------------------------------------------------
Net income:
 As reported                                                         $          770,406  $          814,135
 Proforma                                                                       483,275             781,892

Basic earnings per share:
 As reported                                                                       0.66                0.70
 Proforma                                                                          0.42                0.67

Diluted earnings per share:
 As reported                                                                       0.64                0.65
 Proforma                                                                          0.40                0.63

In determining the pro forma amounts above, the fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model, with the following weighted-average assumptions for grants in 1999 and 1998: No dividends; risk-free interest rate of 6.0% and 5.0%, expected life of 10 and 8 years and price volatility of 34.48% and 33.05%, respectively.

Note 16.  Retirement Plans

The Company has a 401(k) plan that covers all full-time employees meeting certain minimum employment service requirements. The Company's expense for the years ended September 30, 1999 and 1998 was $53,547 and $48,116, respectively.


The Company has individual deferred compensation and supplemental retirement agreements with certain directors and officers. The cost of such individual agreements is being accrued over the period of actual service from the date of the respective agreement. The cost of such agreements was $72,083 and $79,326 for the years ended September 30, 1999 and 1998, respectively. The agreements are funded through a grantor trust with assets which match the investment options selected by the directors and officers.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Under the stock investment option, funds are invested in common stock of the Company. Investment elections are irrevocable. In accordance with the provisions of the FASB Emerging Issues Task Force Issue No. 97-14 the cost of common stock held in the grantor trust is classified as treasury stock and the deferred compensation obligation payable in common stock is classified as a component of stockholders' equity.


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

Note 18.  Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contractual amount of these instruments reflects the extent of involvement by the Company.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of these commitments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The contractual amount of these financial instruments at September 30, 1999 and 1998 is as follows (in 000's):

                                                       1999           1998
--------------------------------------------------------------------------------
Unused lines of credit                            $        1,425  $       1,924
Commitments to originate and purchase loans                1,172          1,109
                                                  ------------------------------
                                                  $        2,597  $       3,033
                                                  ==============================

Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on the loan type and on management's credit evaluation of the borrower. Collateral consists primarily of residential real estate and personal property.

Note 19.  Fair Value of Financial Instruments

SFAS No. 107, Disclosures About Fair Values of Financial Instruments, requires disclosures of estimated fair values of the Company's financial instruments, including assets, liabilities, and off-balance sheet items for which it is practicable to estimate fair value. The fair value estimates are made as of September 30, 1999 and 1998 based upon relevant market information, if available, and upon the characteristics of the financial instruments themselves. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based upon judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. The estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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

The estimated fair value of the Company's financial instruments as of September 30, 1999 and 1998 are shown below. Following the table, there is an explanation of the methods and assumptions used to estimate the fair value of each class of financial instruments.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                                   September 30,
                                   ------------------------------------------------------------------------
                                                  1999                                  1998
                                   ------------------------------------------------------------------------
                                      Carrying          Estimated          Carrying          Estimated
                                       Amount           Fair Value          Amount           Fair Value
-----------------------------------------------------------------------------------------------------------
Financial Assets
 Cash and cash equivalents         $    4,539,372    $    4,539,372     $    4,290,188     $    4,290,188
 Securities available for sale         31,272,121        31,272,121         36,833,559         36,833,559
 Securities held to maturity           33,808,632        32,172,438         23,299,208         23,445,762
 Loans receivable                      57,256,941        57,416,000         56,063,951         56,636,000
 Federal Home Loan Bank stock           1,248,000         1,248,000          1,148,000          1,148,000
 Accrued interest receivable            1,075,399         1,075,399            991,507            991,507

Financial Liabilities
 Deposits                              88,110,758        87,837,000         85,866,264         86,753,000
 Borrowings                            29,658,337        29,609,000         24,892,673         24,806,000
 Accrued interest payable                 577,585           577,585            543,886            543,886

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

Deposits: Under SFAS No. 107, the fair value of deposits with no stated maturity, such as checking, savings, and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows using as discount rates the rates that were offered by the Company as of September 30, 1999 and 1998 for deposits with maturities similar to the remaining maturities of the existing certificates of deposit.

The fair value estimate for deposits does not include the benefit that results from the low cost funding provided by the Company's existing deposits and long-term customer relationships compared to the cost of obtaining different sources of funding. This benefit is commonly referred to as the core deposit intangible.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Borrowings: The fair value of borrowings is based on the discounted value of contractual cash flows using as discount rates the rates that were available to the Company as of September 30, 1999 and 1998 for borrowings with maturities similar to the remaining maturities of the existing borrowings.

Accrued interest payable: The carrying amount of accrued interest payable approximates its fair value since it is short-term in nature.

Note 20.  First Federal Bancorporation Financial Information (Parent Company
          Only)

The following are the condensed financial statements for the parent company only as of September 30, 1999 and 1998:

                                                                   1999               1998
------------------------------------------------------------------------------------------------
CONDENSED STATEMENTS OF FINANCIAL CONDITION
Assets
 Cash and cash equivalents                                  $        280,598   $        666,590
 Securities available for sale                                     2,095,688            531,125
 Investment in subsidiary                                         10,472,719         11,256,909
 Other assets                                                        235,503            638,196
                                                            ------------------------------------
      Total assets                                          $     13,084,508   $     13,092,820
                                                            ====================================

Liabilities and Stockholders' Equity
 Accrued expenses                                           $         23,147   $         10,372
 Stockholders' equity                                             13,061,361         13,082,448
                                                            ------------------------------------
      Total liabilities and stockholders' equity            $     13,084,508   $     13,092,820
                                                            ====================================

CONDENSED STATEMENTS OF INCOME
Interest income                                             $        160,264   $        110,357
Equity in earnings of subsidiary                                     738,442            806,424
Noninterest expense                                                 (106,090)           (99,533)
                                                            ------------------------------------
      Income before income tax expense                               792,616            817,248

Income tax expense                                                    22,210              3,113
                                                            ------------------------------------
      Net income                                            $        770,406   $        814,135
                                                            ====================================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                                          1999             1998
-----------------------------------------------------------------------------------------------------
CONDENSED STATEMENTS OF CASH FLOWS
Operating Activities
 Net income                                                         $       770,406   $      814,135
 Decrease in other assets                                                   402,693            5,386
 (Decrease) increase in accrued expenses                                     12,775          (72,293)
 Equity in earnings of subsidiary                                          (738,442)        (806,424)
 Cash dividend from subsidiary                                            1,000,000          500,000
 Earned ESOP shares priced above original cost                               64,688          122,440
 Decrease in unamortized restricted stock                                    94,443           94,444
 Decrease in unearned ESOP shares                                            69,000           69,000
 Amortization of premium and discount, net                                  (50,831)               -
                                                                    ---------------------------------
      Net cash provided by operating activities                           1,624,732          726,688
                                                                    ---------------------------------

Investing Activities
 Purchase of securities available for sale                              (10,096,514)        (250,000)
 Proceeds from maturities of securities available for sale                8,549,000                -
                                                                    ---------------------------------
      Net cash used in investing activities                              (1,547,514)        (250,000)
                                                                    ---------------------------------

Financing Activities
 Purchase and retirement of common stock                                   (462,412)        (241,816)
 Purchase of fractional shares                                                 (798)            (837)
                                                                    ---------------------------------
      Net cash used in financing activities                                (463,210)        (242,653)
                                                                    ---------------------------------

      Increase (decrease) in cash and cash equivalents                     (385,992)         234,035

Cash and cash equivalents:
 Beginning of period                                                        666,590          432,555
                                                                    ---------------------------------
 End of period                                                      $       280,598   $      666,590
                                                                    =================================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

____________________________________________________________________________

Note 21.  Quarterly Financial Data (Unaudited)

Summarized quarterly selected operations data for fiscal 1999 and 1998 are as follows:

SELECTED OPERATIONS DATA
                                                                   Three Months Ended
                                         ---------------------------------------------------------------------------
                                           September 30,         June 30,           March 31,          December 31,
                                               1999               1999                1999                1998
--------------------------------------------------------------------------------------------------------------------
Interest income                          $   2,225,755       $   2,206,990       $   2,144,083       $   2,178,899
Interest expense                             1,279,061           1,281,637           1,276,968           1,294,705
                                         -------------------------------------------------------------------------
      Net interest income                      946,694             925,353             867,115             884,194

Provision for loan losses                       78,627              13,549              47,086             (41,292)
Noninterest income                             192,098              83,497             137,962             153,409
Noninterest expense                            724,040             700,853             737,051             687,298
Income tax expense                             126,061             108,974              78,903             158,766
                                         -------------------------------------------------------------------------
      Net income                         $     210,064       $     185,474       $     142,037       $     232,831
                                         =========================================================================

Earnings per common share
   -Basic                                $        0.18       $        0.16       $        0.12       $        0.20
                                         =========================================================================

   -Diluted                              $        0.18       $        0.16       $        0.12       $        0.19
                                         =========================================================================


                                                                  Three Months Ended
                                     ------------------------------------------------------------------------------
                                      September 30,          June 30,           March 31,          December 31,
                                           1998                1998                1998                1997
--------------------------------------------------------------------------------------------------------------------
Interest income                         $  2,220,002         $   2,088,137       $   2,119,396      $  2,092,513
Interest expense                           1,313,453             1,194,962           1,197,265         1,200,492
                                        ------------------------------------------------------------------------
      Net interest income                    906,549               893,175             922,131           892,021

Provision for loan losses                     57,500                35,000              30,500            30,000
Noninterest income                           175,196               176,164             149,433           150,172
Noninterest expense                          706,075               659,522             775,656           669,811
Income tax expense                           118,892               141,926              97,190           128,634
                                        ------------------------------------------------------------------------
      Net income                        $    199,278         $     232,891       $     168,218      $    213,748
                                        ========================================================================

Earnings per common share
 -Basic                                 $       0.17         $        0.20       $        0.15      $       0.18
                                        ========================================================================

 -Diluted                               $       0.16         $        0.18       $        0.13      $       0.17
                                        ========================================================================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

____________________________________________________________________________

SELECTED FINANCIAL CONDITION DATA


                                       September 30,           June 30,           March 31,          December 31,
                                             1999                1999                1999                1998
-------------------------------------------------------------------------------------------------------------------
Total Assets                           $  132,290,315      $  130,498,858       $ 129,823,204      $  129,488,405

Securities                                 65,080,753          64,451,261          65,340,918          62,487,070

Net Loans                                  57,256,941          55,130,832          54,340,918          55,028,329

Deposits                                   88,110,758          87,743,805          85,873,776          88,106,321

Stockholders' Equity                       13,061,361          13,065,266          13,178,073          13,222,040

                                     September 30,            June 30,            March 31,          December 31,
                                          1998                  1998                1998                1997
-------------------------------------------------------------------------------------------------------------------
Total Assets                         $ 125,250,628       $   121,315,115     $   113,159,478      $  118,837,762

Securities                              60,132,767            53,570,871          49,166,001          51,575,712

Net Loans                               56,063,951            55,999,086          53,653,381          55,339,912

Deposits                                85,866,264            84,852,654          83,035,031          84,379,265

Stockholders' Equity                    13,082,448            12,680,749          12,330,061          12,093,100

                        MARKET AND DIVIDEND INFORMATION

Trading in the Common Stock

          The Company's Common Stock is traded on the Nasdaq SmallCap Market. There were, as of September 30, 1999, 1,431,069 shares of the Common Stock outstanding, and approximately 219 holders of record of the Common Stock (not including shares held in "street name") as of December 10, 1999. The December 10, 1999 closing sale price of the Common Stock as traded on the SmallCap Market was $7.75 per share. All share numbers in this Annual Report have been adjusted to reflect the 3-to-2 stock split paid in the form of a stock dividend on May 20, 1999.

          The following table sets forth certain information as to the range of the high and low bid prices for the Company's Common Stock for the calendar quarters indicated during the most recent two fiscal years.


                               High Bid (1)  Low Bid (1)  Dividends Paid
                               ------------  -----------  --------------

          Fiscal 1998:
           First Quarter          14.667       10.000           --
           Second Quarter         14.167       12.500           --
           Third Quarter          13.500       12.333           --
           Fourth Quarter         12.833        9.167           --

          Fiscal 1999:
           First Quarter          10.166        9.000           --
           Second Quarter          9.167        7.833           --
           Third Quarter          10.500        7.833           --
           Fourth Quarter          8.500        7.250           --

---------------------
(1) Quotations reflect inter-dealer price, without retail mark-up, mark-down or commissions, and may not represent actual transactions. Prices have been adjusted retroactively to give effect to a 3-for-2 stock split paid on May 20, 1999.

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

                              BOARD OF DIRECTORS


Ralph T. Smith                                William R. Belford                      Walter R. Fankhanel
Chairman of the Board of the Company and      President and Chief Executive Officer   Director of the Company and the Bank
the Bank                                      of the Company and the Bank

Martin R. Sathre                              James R. Sharp                          Dean J. Thompson
Vice Chairman and Director of the Company     Director of Company and the Bank        Director of the Company and the Bank
and the Bank


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

                                              550 Paul Bunyan Drive, N.W.             527 Minnesota Avenue
                                              Bemidji, Minnesota 56601                Walker, Minnesota 56484


                                              GENERAL INFORMATION

Independent Public Accountants                Annual Meeting                          Annual Report on Form 10-KSB
McGladrey & Pullen LLP                        The 2000 Annual Meeting of              A copy of the Company's Annual
Certified Public Accountants                  Stockholders will be held on January    Report on Form 10-KSB for the
Duluth, Minnesota                             18, 2000 at 2:30 p.m. at the main       fiscal year ended September 30,
                                              office, 214 5th Street, Bemidji,        1999 as filed with the Securities
General Counsel                               Minnesota 56601.                        and Exchange Commission will be
Smith Law Firm                                                                        furnished without charge to
Bemidji, Minnesota 56601                      Transfer Agent and Registrar            stockholders as of the record date
                                              Stock Transfer Department               for the 2000 Annual Meeting upon
Special Counsel                               Norwest Bank, N.A.                      written request to Karen Jacobson,
Housley Kantarian & Bronstein, P.C.           P.O. Box 119                            214 5th Street, Bemidji, Minnesota
1220 19th Street, N.W. Suite 700              So. St. Paul, Minnesota 55075-9988      56601
Washington, D.C. 20036