Form 10KSB40, Exhibit 13
period 2000-09-30
FIRST FEDERAL BANCORPORATION /MN/
filed 2000-12-22
CIK 933461

[FIRST FEDERAL BANCORPORATION LOGO]








                                ANNUAL REPORT FOR

                                 THE YEAR ENDED

                               SEPTEMBER 30, 2000

                      [FIRST FEDERAL BANCORPORATION LETTER]


December 18, 2000




To Our Stockholders:

It gives me great pleasure to give you our progress and profitability report for First Federal Bancorporation and its principal subsidiary, First Federal Bank. This report represents an exciting and productive year at First Federal.

Total consolidated net earnings for the year ended September 30, 2000 was $889,642. Net income increased 15.48% over 1999 levels primarily due to an increase in net interest income and increased reliance on fee income.
Consolidated stockholders' equity was $12,813,341 at September 30, 2000 which represents 9.14% of total assets.

We are pleased to report the following positive changes during the new millennium:

o Our banking subsidiary, First Federal Bank, completed the change to the year 2000 without any problems.

o In late 1999, First Federal Bank introduced our new website, customer Internet banking products and transactional website.

o First Federal Bank announced its agreement with WalMart to open a banking office in Bemidji at the WalMart Supercenter in late 2001.

o First Federal Bancorporation completed its previously announced repurchase of its common stock with 1,280,152 shares outstanding.

Thank you for your support and we pledge our continuing effort toward enhancing shareholder value.



Sincerely,

/s/ William R. Belford

William R. Belford
President

                              FINANCIAL HIGHLIGHTS

                                                                 AT SEPTEMBER 30,                 CHANGE
                                                            --------------------------     --------------------
                                                              2000              1999       AMOUNT       PERCENT
                                                            --------          --------     ------       -------
                                                                             (DOLLARS IN THOUSANDS)
FINANCIAL POSITION:
  Total assets.........................................   $  140,218       $   132,290     $   7,928      5.99%
  Loans receivable, net................................       70,754            57,257        13,497     23.57
  Securities available for sale........................       25,211            31,272        (6,061)   (19.38)
  Securities held to maturity..........................       33,735            33,809           (74)    (0.22)
  Deposits.............................................       88,900            88,111           789      0.90
  Stockholders' equity.................................       12,813            13,061          (248)    (1.90)
  Number of common shares issued.......................    1,280,152         1,431,069      (150,917)   (10.55)

                                                              FOR THE YEAR ENDED
                                                                AT SEPTEMBER 30,                  CHANGE
                                                            --------------------------     --------------------
                                                              2000              1999       AMOUNT       PERCENT
                                                            --------          --------     ------       -------
                                                                             (DOLLARS IN THOUSANDS)
RESULTS OF OPERATIONS:
  Interest income......................................   $    9,575       $     8,756     $     819      9.35%
  Interest expense.....................................        5,816             5,133           683     13.31
  Net interest income..................................        3,759             3,623           136      3.75
  Provision for loan losses............................           45                98           (53)   (54.08)
  Net interest income after provision
    for loan losses....................................        3,714             3,525           189      5.36
  Non-interest income..................................          782               567           215     37.92
  Non-interest expense.................................        3,067             2,849           218      7.65
  Earnings before income taxes.........................        1,429             1,243           186     14.96
  Net earnings.........................................          890               770           120     15.58



                         SELECTED FINANCIAL INFORMATION


SUMMARY OF FINANCIAL CONDITION

                                                                        AT SEPTEMBER  30,
                                                  -----------------------------------------------------------
                                                    2000        1999         1998         1997        1996
                                                    -----      ------       ------       ------      -----
                                                                  (DOLLARS IN THOUSANDS)
Total amount of:
  Assets.....................................   $  140,218  $ 132,290     $125,251     $111,492    $ 107,256
  Loans receivable, net......................       70,754     57,257       56,064       53,589       51,003
Investment securities:
  Available for sale.........................       13,633     16,071       19,732       28,757       25,750
  Held to maturity...........................       33,576     33,574       22,992           --           --

Mortgage-backed and related securities:
  Available for sale.........................       11,578     15,201       17,101       18,834       19,903
  Held to maturity...........................          159        234          307          530          846
Deposit accounts.............................       88,900     88,111       85,866       83,003       81,047
Advances from FHLB...........................       31,363     24,957       20,457        9,534        6,943
Other borrowings.............................        5,562      4,701        4,435        4,697        4,955
Stockholders' equity.........................       12,813     13,061       13,082       11,941       12,323



SUMMARY OF OPERATIONS
                                                                  YEAR ENDED SEPTEMBER 30,
                                                -----------------------------------------------------------------
                                                    2000        1999         1998         1997        1996
                                                    -----      ------       ------       ------      -----
                                                                  (DOLLARS IN THOUSANDS)

Interest income..............................   $    9,575  $   8,756     $  8,520     $  7,891    $   7,429
Interest expense.............................        5,816      5,133        4,906        4,457        4,016
                                                ----------  ---------     --------     --------    ---------
Net interest income before
  provision for loan losses..................        3,759      3,623        3,614        3,434        3,413
Provision for loan losses....................           45         98          153           --           --
Non-interest income..........................          782        567          651          571          533
Non-interest expense.........................        3,067      2,849        2,811        2,805        3,414
                                                ----------  ---------     --------     --------    ---------
Income before income tax expense.............        1,429      1,243        1,301        1,200          532
Income tax expense...........................          539        473          487          492          216
                                                ----------  ---------     --------     --------    ---------
Net income...................................   $      890  $     770     $    814     $    708    $     316
                                                ==========  =========     ========     ========    =========
Per Share Data:
   Basic earnings per share..................   $     .83   $     .66     $    .70     $    .58    $     .20
   Diluted earnings per share................         .82         .64          .65          .56          .19
Book value...................................       12.10       10.56        10.09         9.05         8.25


KEY OPERATING RATIOS

                                                                  YEAR ENDED SEPTEMBER 30,
                                                -------------------------------------------------------------------
                                                    2000        1999         1998         1997        1996
                                                    -----      ------       ------       ------      -----
                                                                  (DOLLARS IN THOUSANDS)

Return on assets (net earnings divided
  by average total assets)...................        .65%      0.60%        0.69%       0.65%         0.31%
Return on equity (net earnings
  divided by average equity).................       6.95       5.85         6.60        5.87          2.31
Tangible-equity-to-assets ratio
  (average equity divided by
  average total assets)......................       9.42      10.22        10.44       11.10         13.25
Interest rate spread.........................       2.47       2.61         2.87        2.94          3.02
Net interest margin (1)......................       2.90       2.94         3.23        3.32          3.51
Non-performing loans to total loans (2)......        .56       0.75         0.90        0.17          0.41
Non-performing assets to total assets (3)....        .48       0.53         0.53        0.32          0.38
Allowance for loan losses to total loans.....        .72       0.95         0.86        0.78          0.87
Allowance for loan losses to
  non-performing loans.......................     128.78     126.14        96.14      464.13        214.93
Net charge-offs to average loans.............        .13       0.07         0.15        0.05          0.08
Non-interest expense to average assets.......       2.26       2.21         2.38        2.58          3.30
Average interest-earning assets to
  average interest-bearing
  liabilities................................     109.57     107.83       108.32      108.73        111.96

____________
(1)      Net interest income/average interest earning assets.
(2)      Includes non-accruing loans and loans delinquent 90 days or more.
(3)      Includes non-performing loans and real estate owned.


Note:  The  following   discussion  is  provided  to  assist  readers  in  their
understanding of the consolidated financial statements of First Federal Bancorporation. This discussion should be read in conjunction with the consolidated financial statements and other financial information presented elsewhere in this report.

                      BUSINESS OF THE COMPANY AND THE BANK

FIRST FEDERAL BANCORPORATION

         First Federal Bancorporation (the "Company") was incorporated under the laws of the State of Minnesota in September 1994 at the direction of the Board of Directors of First Federal Banking & Savings, FSB ("First Federal" or the "Bank") for the purpose of serving as a savings and loan holding company of the Bank upon the acquisition of all of the capital stock issued by the Bank upon its conversion from the mutual to the stock form of ownership (the "Conversion"). On April 3, 1995, the Bank completed the Conversion and the Company completed its offering of Common Stock through the sale and issuance of 1,940,625 shares of Common Stock at a price of $4.44 per share realizing gross proceeds of $8.63 million and net proceeds of $7.96 million. Since the Conversion, the Company has repurchased 660,473 shares of its Common Stock, and as of September 30, 2000, there were 1,280,152 shares of Common Stock issued and 959,814 shares of Common Stock outstanding. Prior to the Conversion, the Company did not engage in any material operations. Currently, the Company's principal business is the business of the Bank. The Company has no significant assets other than the outstanding capital stock of the Bank, $366,000 of cash and cash equivalents and $998,000 in securities available for sale, and $181,000 in other assets.

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

         First Federal is primarily engaged in the business of attracting deposits from the general public and originating loans secured by first mortgages on owner occupied one- to four-family residences in First Federal's market area. First Federal also originates loans on commercial real estate, multi-family real estate, home equity lines of credit and other consumer loans, and commercial business loans. Due to limited loan demand in its market area, First Federal has increased its consumer lending activities in recent years (primarily automobile and home equity loans) and has invested excess funds in mortgage-backed and related securities and in other investment securities, and during fiscal 2000 continued to be active in originating and purchasing participation interests in commercial real estate loans.

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

GENERAL:

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

     The Bank's net income is dependent primarily on its net interest income, which is the difference between interest earned on loans and investments, and the interest paid on interest-bearing liabilities, primarily deposits. Net interest income is determined by (i) the difference between the yield earned on interest earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest earning assets and interest-bearing liabilities. The Bank's interest rate spread is also affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Bank's net income is also affected by the generation of non-interest income, which primarily consists of fees and service charges. In addition, net income is affected by the level of operating expenses and provisions for loan losses.

     The  operations  of  financial   institutions,   including  the  Bank,  are
significantly affected by prevailing economic conditions, competition, regulatory policies, and the monetary and fiscal policies of the U.S. Government and government agencies. Lending activities are influenced by the demand for, and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest primarily on competing investments, account maturities and the levels of personal income and savings in the market area of the Bank.

ASSET AND LIABILITY MANAGEMENT:

     General. The interest rate sensitivity of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities will mature or reprice within the same period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive within a particular period when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income while a positive gap would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income and a positive gap would adversely affect net interest income.

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

     The following table sets forth the Bank's interest rate repricing gaps for selected maturity periods at September 30, 2000 (in thousands):

                                                              RATE SENSITIVE PERIOD
                                          ------------------------------------------------------------------------
                                          1-180            181-365             1-2            OVER 2
                                          DAYS              DAYS              YEARS            YEARS       TOTAL
                                          ------------------------------------------------------------------------
Earning assets:
  Loans
    Fixed-rate..........................  $  3,089        $  2,856         $   5,971         $ 19,910     $ 31,826
    Variable-rate.......................    19,602           7,003             2,718            9,605       38,928
  Securities
    Fixed-rate (1)......................       669             368               805           11,915       13,757
    Variable-rate.......................    46,839             232                --               --       47,071
                                          --------        --------         ---------         --------     --------
    Total earning assets................    70,199          10,459             9,494           41,430      131,582
                                          --------        --------         ---------         --------     --------

Interest-bearing liabilities:
  Time deposits.........................    20,885          14,375             9,094           10,477       54,831
  NOW and money market deposits (2).....     2,399           2,383                --           17,152       21,934
  Savings deposits (2)..................       552             552                --            7,314        8,418
  Borrowings............................    36,087             638                --              200       36,925
                                          --------        --------         ---------         --------     --------
    Total interest-bearing liabilities..    59,923          17,948             9,094           35,143      122,108
                                          --------        --------         ---------         --------     --------
  Incremental asset (liability) gap.....    10,276          (7,489)              400            6,287        9,474
                                          --------        --------         ---------         --------     --------
  Cumulative asset (liability) gap......    10,276           2,787             3,187            9,474        9,474
                                          --------        --------         ---------         --------     --------

--------------
(1) Maturity of mortgage-backed and asset-backed securities are presented based on the current estimated cash flows.
(2)  Historically  the  Bank's  NOW  accounts  and  savings  deposits  have been relatively insensitive to interest rate changes. However, the Bank considers a portion of savings deposits to be rate sensitive based on historical growth trends and management's expectations.

     While the gap analysis provides an indication of interest rate sensitivity, experience has shown that it does not fully capture the true dynamics of interest rate changes. Essentially, the analysis presents only a static measurement of asset and liability volumes based on contractual maturity, cash flow estimates or repricing opportunity. It fails to reflect the differences in the timing and degree of repricing of assets and liabilities due to interest rate changes. In analyzing interest rate sensitivity, management considers these differences and incorporates other assumptions and factors, such as balance sheet growth and prepayments, to better measure interest rate risk.

     A principal objective of the Bank's asset/liability management effort is to balance the various factors that generate interest rate risk, thereby maintaining the interest rate sensitivity of the Bank within acceptable risk levels. To manage interest rate risk, the Bank assesses its current risk position in light of interest rate forecasts and develops and implements specific lending, funding and investment strategies. The Bank may also use derivative financial instruments, including interest rate swaps, caps, floors, futures and options, to manage interest rate risk. To date such instruments have not been utilized.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Financial Condition. The Company's total assets increased by $7.93 million, or 5.99%, from $132.29 million at September 30, 1999 to $140.22 million at September 30, 2000. The increase in total assets resulted primarily from an increase in loans receivable, net, of $13.50 million, which was partially offset by a decrease in investment securities of $6.14 million.

     Investment securities and mortgage-backed and related securities totaling $58.95 million at September 30, 2000, consisted of $25.21 million in securities classified as available for sale and $33.74 million in securities classified as held to maturity. Loans receivable, net increased $13.50 million as a result of an excess of new loan originations and purchases over repayments and refinances.

     The Company experienced an increase in deposits during fiscal 2000 of $789,000, or 0.90%, from $88.11 million at September 30, 1999 to $88.90 million at September 30, 2000. Repurchase agreements increased $860,000, or 18.31%, from $4.70 million at September 30, 1999 to $5.56 million at September 30, 2000.

     The Company has made extensive use of the Federal Home Loan Bank Advance program during the twelve months ended September 30, 2000. Federal Home Loan Bank advances have increased from $24.96 million at September 30, 1999 to $31.36 million at September 30, 2000. These borrowings have been used to generate income on the spread between the yield on the loans originated and purchased with the borrowings and the rate on the borrowings.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 2000 AND SEPTEMBER 30, 1999.

     Net Earnings. The Company had net earnings of $890,000 for the year ended September 30, 2000, as compared to $770,000 for the year ended September 30, 1999. As discussed below, the increase in net earnings of $119,000 was primarily the result of a $215,000 increase in non-interest income, a $135,000 increase in net interest income, and a $53,000 decrease in the provision for loan losses, partially offset by a $218,000 increase in non-interest expense.

     Net Interest Income. Net interest income increased by $135,000, or 3.74%, from $3.62 million for the year ended September 30, 1999 to $3.76 million for the year ended September 30, 2000. Average interest-earning assets increased $6.40 million, or 5.19%, while average interest-bearing liabilities increased $4.03 million, or 3.52%. During this same period, the interest rate spread decreased from 2.61% for the year ended September 30, 1999 to 2.47% for the year ended September 30, 2000.

     Interest Income. Interest income increased by $819,000, or 9.36%, from $8.76 million for the year ended September 30, 1999 to $9.58 million for the year ended September 30, 2000. This increase was due primarily to an increase in the average outstanding balance of interest-earning assets. Total average interest-earning assets increased $6.40 million during the year ended September 30, 2000. At the same time the overall yield on interest-earning assets increased 28 basis points from 7.10% for the year ended September 30, 1999 to 7.38% for the year ended September 30, 2,000.

     Interest Expense. Interest expense increased by $684,000, or 13.33%, from $5.13 million for the year ended September 30, 1999 to $5.82 million for the year ended September 30, 2000. The increase was primarily the result of a $3.91 million increase in the average outstanding balances of Federal Home Loan Bank advances and a $2.58 million increase in the average outstanding balances of repurchase agreements. At the same time, the average cost of the Federal Home Loan Bank Advances increased 94 basis points, from 5.16% for the year ended September 30, 1999 to 6.10% for the year ended September 30, 2000.

     Provision for Losses on Loans. The Bank decreased its provision for loan losses by $53,000 during the year ended September 30, 2000, from $98,000 for the year ended September 30, 1999 to $45,000 for the year ended September 30, 2000. The Bank continues to monitor and modify its allowance for losses as conditions dictate. Although the Bank maintains its allowance for losses at a level it considers adequate to provide for probable losses, there can be no assurance that such losses will not exceed the estimated amounts or that additional provisions for loan losses will not be required in future periods.

     Non-interest Income. Total non-interest income increased by $215,000, or 37.97%, from $567,000 for the year ended September 30, 1999 to $782,000 for the year ended September 30, 2000. This increase was primarily due to a $67,000 increase in fees and service charges, and a $83,000 increase in deposit related fees, partially offset by an $18,000 decrease in loan related fees; and a $23,000 increase in income on non-deposit related services. In addition, the gain on the sales of securities and foreclosed real estate increased $56,000, from a loss of $4,000 for the year ended September 30, 1999 to gains of $52,000 for the year ended September 30, 2000. There was also a $70,000 decrease in the provision for loss on securities, from $83,000 for the year ended September 30, 1999 to $13,000 for the year ended September 30, 2000.

     Non-interest Expense. Non-interest expense increased $218,000, or 7.65% from $2.85 million for the year ended September 30, 1999 to $3.07 million for the year ended September 30, 2000. This increase was primarily due to a $78,000 increase in compensation and employee benefits; a $60,000 increase in occupancy expense; a $41,000 increase in advertising expense to promote the internet banking product; and a $63,000 increase in other non-interest expense, primarily due to a decrease in income on the sale of foreign currency, and professional services. These increases were partially offset by a $24,000 decrease in federal deposit insurance.

     Income Tax Expense. Income tax expense increased by $66,000, or 14.09%, from $473,000 for the year ended September 30, 1999 to $539,000 for the year ended September 30, 2000.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998.

     Net Earnings. The Company had net earnings of $770,000 for the year ended September 30, 1999, as compared to $814,000 for the year ended September 30, 1998. As discussed below, the decrease in net earnings of $44,000 was primarily the result of a decrease in non-interest income of $84,000 and an increase in non-interest expenses of $38,000, partially offset by a $9,000 increase in net interest income and a $55,000 decrease in the provision for loan losses.

     Net Interest Income. Net interest income increased by $9,000, or 0.26%, from $3.61 million for the year ended September 30, 1998 to $3.62 million for the year ended September 30, 1999. Average interest-earning assets increased $11.37 million, or 10.15%, while average interest-bearing liabilities increased $11.01 million, or 10.65%. During this same period, the interest rate spread decreased from 2.86% for the year ended September 30, 1998 to 2.61% for the year ended September 30, 1999.

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

                                                                                AT OR FOR THE
                                                                           YEAR ENDED SEPTEMBER 30,
                                                                       -------------------------------
                                                                          2000               1999
                                                                          ----               ----
                                                                           (DOLLARS IN THOUSANDS)

         Balance at beginning of the year............................  $     555           $     498
         Provision for losses........................................         45                  98

         Charge-offs.................................................       (106)                (51)
         Recoveries..................................................         25                  10
                                                                       ---------           ---------
              Net charge-offs........................................        (81)                (41)
                                                                       ---------           ---------
         Balance at end of the year..................................  $     519           $     555

         Ratio of net charge-offs to average loans
            outstanding during the period............................       0.13%               0.07%
                                                                       ---------           ----------
         Ratio of allowance for loan losses to total loans...........       0.72%               0.95%
                                                                       ---------           ----------

NON-PERFORMING ASSETS

         Non-performing assets totaled $611,000 at September 30, 2000 compared to $628,000 at September 30, 1999.

         Non-performing assets are summarized in the following table.

                                                                             YEAR ENDED SEPTEMBER 30,
                                                                       -----------------------------------
                                                                          2000                     1999
                                                                          ----                     ----
                                                                               (DOLLARS IN THOUSANDS)

         Non-performing loans........................................  $     403                 $     440
         Foreclosed assets...........................................        208                       188
                                                                       ---------                 ---------
              Total non-performing assets............................  $     611                 $     628

         Non-performing assets to total assets.......................      0.48%                      0.53%
                                                                       --------                  ---------
         Non-performing assets to total loans........................      0.86%                      1.10%
                                                                       --------                  ---------
         Allowance for loan losses to non-performing loans...........    128.78%                    126.14%
                                                                       --------                  ---------

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

                                                                                  FOR THE YEAR ENDED SEPTEMBER 30,
                                                                   ----------------------------------------------------------------
                                            AT SEPTEMBER 30, 2000              2000                               1999
                                            ---------------------  -----------------------------      -----------------------------
                                                         AVERAGE                         AVERAGE                            AVERAGE
                                                          YIELD/   AVERAGE                YIELD/      AVERAGE                YIELD/
                                            BALANCE        COST    BALANCE    INTEREST     COST       BALANCE    INTEREST     COST
                                            -------      -------   -------    --------   -------      -------    --------   -------
                                                                                        (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
    Loans receivable (1)..................  $   70,754     8.26%   $  62,045  $   5,386     8.68%     $ 55,216  $   4,637     8.40%
    Marketable securities (2).............      47,209     6.50       48,044      3,119     6.49        46,237      2,978     6.44
    MBS and related securities............      11,736     6.55       13,433        860     6.40        16,541      1,021     6.17
    Other.................................       4,606     6.56        6,255        210     3.36         5,385        120     2.23
                                            ----------    -----    ---------  ---------    -----      --------  ---------    -----
        Total interest-earning assets.....     134,305     7.43      129,777      9,575     7.38       123,379      8,756     7.10
                                                                              ---------                         ---------
Non-interest-earning assets...............       5,913                 6,164                             5,527
                                            ----------             ---------                          --------
        Total assets......................  $  140,218             $ 135,941                          $128,906
                                            ==========             =========                          ========

INTEREST-BEARING LIABILITIES:
  Deposits:
    NOW accounts..........................  $    8,672     1.68    $   9,116        150     1.65      $ 11,809        131     1.11
    Passbook accounts.....................       8,418     2.09        8,238        155     1.88         7,877        130     1.65
    Money market accounts.................      13,261     4.01       13,463        510     3.79        11,588        378     3.26
    Certificate accounts..................      54,831     5.91       53,745      2,959     5.51        55,757      3,081     5.53
  Borrowings:
    FHLB advances.........................      31,363     6.66       26,466      1,615     6.10        22,554      1,163     5.16
    Other borrowed money..................       5,562     6.34        7,415        427     5.76         4,831        249     5.15
                                            ----------    -----    ---------  ---------    -----      --------  ---------   ------
        Total interest-bearing
          liabilities.....................     122,107     5.35      118,443      5,816     4.91       114,416      5,132     4.49
                                                                              =========                         =========
Non-interest-bearing liabilities..........       5,298                 4,699                             1,319
                                            ----------             ---------                          --------
        Total liabilities.................     127,405               123,142                           115,735
Stockholders' equity......................      12,813                12,799                            13,171
                                            ----------             ---------                          --------
        Total liabilities and stockholders'
             equity.......................  $  140,218             $ 135,941                          $128,906
                                            ==========             =========                          ========

Net interest income.......................                                    $   3,759                         $   3,624
                                                                              =========                         =========

Interest rate spread......................                 2.08%                            2.47%                             2.61%
                                                         ======                           ======                            ======
Net interest margin.......................                 2.57%                            2.90%                             2.94%
                                                         ======                           ======                            ======
Ratio of average interest-earning
   assets  to average interest-bearing
   liabilities............................               109.99%                          109.57%                           107.83%
                                                         ======                           ======                            ======

__________
(1) Average balance of non-accruing loans are included in the average balance of loans receivable. Loan fees included in interest income is not material.
(2) Interest on tax exempt investments is not presented at the tax equivalent yield.

RATE/VOLUME ANALYSIS

         The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (change in volume multiplied by the old rate); and (ii) changes in rates (change in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and change due to rate.

                                                           Year Ended September 30,
                                     -----------------------------------------------------------------
                                      2000        vs.         1999      1999         vs.         1998
                                     -----------------------------      -----------------------------
                                            Increase (Decrease)              Increase (Decrease)
                                                 Due to                             Due to
                                     -----------------------------      -----------------------------
                                     Volume      Rate        Total      Volume      Rate        Total
                                     ------      ----        -----      ------      ----        -----
                                                              (In thousands)
Interest income:
  Loans receivable...............   $   590   $     159    $ 749      $      4    $ (285)    $  (281)
  Marketable securities..........       118          23      141           850      (169)        681
  MBS and related securities.....      (198)         37     (161)         (143)      (22)       (165)
  Other..........................        21          69       90            13       (12)          1
                                    -------   ---------    -----      --------    ------     -------
       Total interest-earning
         assets..................       531         288      819           724      (488)        236

Interest expense:
  Deposits:
    NOW accounts.................       (35)         54       19             8       (46)        (38)
    Passbook accounts............         6          19       25            --       (27)        (27)
    Money market accounts........        66          66      132            83        27         110
    Certificate accounts.........      (111)        (11)    (122)          (26)     (147)       (173)

  Borrowings:
    FHLB advances................       221         231      452           359       (74)        285
    Other borrowed money.........       146          32      178            76        (7)         69
                                    -------   ---------    -----      --------    ------     -------
      Total interest-bearing
        liabilities..............       293         391      684           500      (274)        226
                                    -------   ---------    -----      --------    ------     -------

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

     The primary lending activities of the Company are the origination of one- to four-family loans, the origination of consumer loans and the purchase of securities. During the years ended September 30, 2000 and 1999, the Bank's loan originations totaled $26.34 million and $19.82 million, respectively. The Company purchased investment securities and mortgage-backed and related securities during the years ended September 30, 2000, and 1999 of $13.01 million and $47.85 million, respectively.

     The primary financing activity of the Company is the attraction of deposits. During the year ended September 30, 2000, the Bank experienced a net increase in deposits of $789,000. During the year ended September 30, 1999, the Bank experienced a net increase in deposits of $2.24 million.

     During the year ended September 30, 2000, the Bank continued to be active in the area of repurchase agreements. Repurchase agreements at September 30, 2000 totaled $5.56 million compared to a total of $4.70 million at September 30, 1999.

     At September 30, 2000, the FHLB advances are secured by the FHLB stock and a blanket pledge of residential loans, and government agency securities. Under the agreement, the Bank must maintain eligible collateral in amounts exceeding 130 percent of the outstanding advances. At September 30, 2000, the Bank had $31.36 million in advances outstanding with the FHLB.

     The Bank is required to maintain levels of liquid assets as defined by OTS regulations. This requirement, which may be varied by the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required minimum liquidity ratio is currently 4.0%. The Bank's average daily liquidity ratio for the month of September 2000 was 15.36%.

     The Company's most liquid assets are cash and cash equivalents, which consist of short-term highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash and interest-bearing deposits. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At September 30, 2000 and 1999, cash and cash equivalents totaled $4.53 million and $4.54 million, respectively.

     The Bank anticipates that it will have sufficient funds available to meet its current commitments. At September 30, 2000, the Bank had commitments to originate/purchase loans of $161,000. Certificates of deposits which are scheduled to mature in one year or less at September 30, 2000, totaled $34.38 million. Management believes that a significant portion of such deposits will remain with the Bank.

     At September 30, 2000, the Bank exceeded each of the three regulatory capital requirements.

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

                        CONSOLIDATED FINANCIAL STATEMENTS
                  FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

                                                                            PAGE

Independent Auditors' Report.................................................14

Consolidated Statements of Financial Condition
  September 30, 2000 and 1999................................................15

Consolidated Statements of Income for the years ended
  September 30, 2000 and 1999................................................16

Consolidated Statements of Stockholders' Equity for the years ended
  September 30, 2000 and 1999................................................17

Consolidated Statements of Cash Flows for the years ended
  September 30, 2000 and 1999................................................19

Notes to Consolidated Financial Statements  .................................21

                    [LETTERHEAD OF MCGLADREY & PULLEN, LLP]



                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
First Federal Bancorporation
Bemidji, Minnesota


We have audited the accompanying consolidated statements of financial condition of First Federal Bancorporation and subsidiaries (the Company) as of September 30, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Federal Bancorporation and subsidiaries as of September 30, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                            /s/ McGladrey & Pullen, LLP

                                            McGLADREY & PULLEN, LLP





Duluth, Minnesota
October 27, 2000

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
September 30, 2000 and 1999

                                                                                        2000               1999
-------------------------------------------------------------------------------------------------------------------
ASSETS
Cash                                                                             $   1,495,072         $  2,194,436
Interest-Bearing Deposits with Banks                                                 3,037,224            2,344,936
                                                                                 ----------------------------------
         CASH AND CASH EQUIVALENTS                                                   4,532,296            4,539,372
                                                                                 ----------------------------------

Available-for-Sale Securities                                                       25,210,541           31,272,121
                                                                                 ----------------------------------
Held-to-Maturity Securities                                                         33,734,853           33,808,632
                                                                                 ----------------------------------
Loans Receivable, less allowance for loan losses
  $519,083 in 2000 and $555,388 in 1999                                             70,753,934           57,256,941
Federal Home Loan Bank Stock, at cost                                                1,568,400            1,248,000
Foreclosed Real Estate, net                                                            207,781              188,300
Accrued Interest Receivable                                                          1,112,226            1,075,399
Premises and Equipment, net                                                          2,165,511            2,123,863
Other Assets                                                                           932,955              777,687
                                                                                 ----------------------------------
                                                                                 $ 140,218,497         $132,290,315
                                                                                 ==================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                                            88,899,733           88,110,758
Borrowings                                                                          36,925,367           29,658,337
Advance Payments by Borrowers for Taxes and Insurance                                  201,624              186,123
Accrued Interest Payable                                                               629,902              577,585
Accrued Expenses and Other Liabilities                                                 748,529              696,151
                                                                                 ----------------------------------
        TOTAL LIABILITIES                                                          127,405,155          119,228,954
                                                                                 ----------------------------------
Commitments and Contingencies

Stockholders' Equity
  Common stock ($.01 par value); authorized 4,000,000 shares;
    issued 1,280,152 and 1,431,069 shares in 2000 and 1999                              12,802               14,311
  Additional paid-in capital                                                         5,342,404            5,971,251
  Retained earnings, subject to certain restrictions                                 9,677,265            9,260,477
  Accumulated other comprehensive income (loss)                                       (335,392)            (335,848)
  Unearned employee stock ownership plan shares                                       (276,000)            (345,000)
  Unearned management recognition plan shares                                                -              (94,444)
  Treasury stock, at cost, 320,338 and 289,605 shares in
    2000 and 1999                                                                   (2,213,893)          (1,989,226)
  Deferred compensation payable in common stock                                        606,156              579,840
                                                                                 ----------------------------------
         TOTAL STOCKHOLDERS' EQUITY                                                 12,813,342           13,061,361
                                                                                 ----------------------------------
                                                                                 $ 140,218,497         $132,290,315
                                                                                 ==================================

See Notes to Consolidated Financial Statements.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED SEPTEMBER 30, 2000 AND 1999

                                                                                      2000                1999
-------------------------------------------------------------------------------------------------------------------
Interest Income
  Loans receivable                                                                   $ 5,385,699          $ 4,637,348
  Mortgage-backed and related securities                                                 861,290            1,020,602
  Other marketable securities                                                          3,117,598            2,978,192
  Interest-bearing deposits with banks                                                   114,184               42,991
  Dividends                                                                               96,397               76,594
                                                                                     --------------------------------
                                                                                       9,575,168            8,755,727
                                                                                     --------------------------------

Interest Expense
  Deposits                                                                             3,774,510            3,720,298
  Borrowings                                                                           2,041,827            1,412,073
                                                                                     --------------------------------
                                                                                       5,816,337            5,132,371
                                                                                     --------------------------------
      NET INTEREST INCOME                                                              3,758,831            3,623,356


Provision for Loan Losses                                                                 44,804               97,970
                                                                                     --------------------------------
      NET INTEREST INCOME AFTER PROVISION FOR
        LOAN LOSSES                                                                    3,714,027            3,525,386
                                                                                     --------------------------------
Noninterest Income
  Fees and service charges                                                               652,738              585,923
  Provision for loss on securities available-for-sale                                    (13,167)             (83,129)
  Gain on sales of securities                                                              9,453                    -
  Gain (loss) on sales of foreclosed real estate                                          42,421               (4,004)
  Other income                                                                            90,784               68,176
                                                                                     --------------------------------
                                                                                         782,229              566,966
                                                                                     --------------------------------
Noninterest Expense
  Compensation and employee benefits                                                   1,660,662            1,583,406
  Occupancy                                                                              575,561              515,309
  Federal deposit insurance premiums                                                      26,720               51,246
  Data processing                                                                         77,152               77,094
  Advertising                                                                            162,979              121,517
  Other expenses                                                                         564,249              500,670
                                                                                     --------------------------------
                                                                                       3,067,323            2,849,242
                                                                                     --------------------------------
      INCOME BEFORE INCOME TAX EXPENSE                                                 1,428,933            1,243,110

Income Tax Expense                                                                       539,291              472,704
                                                                                     --------------------------------
      NET INCOME                                                                     $   889,642          $   770,406
                                                                                     ================================

Earnings per Common Share
  Basic                                                                              $      0.83          $      0.66
                                                                                     ================================
  Diluted                                                                            $      0.82          $      0.64
                                                                                     ================================

See Notes to Consolidated Financial Statements.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2000 AND 1999


                                                                                         Additional
                                                           Comprehensive     Common       Paid-In
                                                              Income         Stock        Capital
------------------------------------------------------------------------------------------------------
Balance, September 30, 1998                                                $  9,933    $ 6,173,130

  Comprehensive income:
    Net income                                                $ 770,406             -              -
    Change in net unrealized gain (loss) on
      securities available for sale, net of
      tax effect                                               (556,414)            -              -
                                                              ---------
          Comprehensive income                                $ 213,992
                                                              =========

  Increase in deferred compensation payable
    in common stock                                                                 -              -
  Stock split                                                                   4,835         (5,633)
  Settlement of deferred compensation
    payable in common stock                                                         -          4,500
  Purchase and retirement of common stock                                        (457)      (260,934)
  Amortization of management recognition plan                                       -         23,500
  Earned employee stock ownership plan shares                                       -         36,688
                                                                             ---------------------------
Balance, September 30, 1999                                                    14,311      5,971,251

  Comprehensive income:
    Net income                                                $ 889,642             -              -
    Change in net unrealized gain (loss) on
      securities available for sale, net of
      tax effect                                                    456             -              -
                                                              ---------
          Comprehensive income                                $ 890,098
                                                              =========

  Increase in deferred compensation
    payable in common stock                                                         -              -
  Settlement of deferred compensation
    payable in common stock                                                         -              -
  Purchase of treasury stock                                                        -              -
  Purchase and retirement of common stock                                      (1,509)      (668,561)
  Amortization of management recognition plan                                       -          3,000
  Earned employee stock ownership plan shares                                       -         36,714
                                                                             ---------------------------
Balance, September 30, 2000                                                  $ 12,802    $ 5,342,404
                                                                             ===========================

See Notes to Consolidated Financial Statements.

                                       Unearned                                            Deferred
                    Accumulated        Employee        Unearned                              Comp
                       Other            Stock         Management                          Payable in
   Retained        Comprehensive      Ownership       Recognition        Treasury           Common
   Earnings        Income (Loss)     Plan Shares      Plan Shares          Stock             Stock             Total
--------------------------------------------------------------------------------------------------------------------------
 $ 8,691,092         $ 220,566        $(414,000)     $ (188,887)       $ (1,939,384)      $ 529,998         $ 13,082,448


     770,406                 -                -               -                   -               -              770,406


           -          (556,414)               -               -                   -               -             (556,414)



           -                 -                -               -             (78,500)         78,500                    -
           -                 -                -               -                   -               -                 (798)

           -                 -                -               -              28,658         (28,658)               4,500
    (201,021)                -                -               -                   -               -             (462,412)
           -                 -                -          94,443                   -               -              117,943
           -                 -           69,000               -                   -               -              105,688

--------------------------------------------------------------------------------------------------------------------------
   9,260,477          (335,848)        (345,000)        (94,444)         (1,989,226)        579,840           13,061,361


     889,642                 -                -               -                   -               -              889,642


           -               456                -               -                   -               -                  456



           -                 -                -               -             (76,546)         76,546                    -

           -                 -                -               -              50,230         (50,230)                   -
           -                 -                -               -            (198,351)              -             (198,351)
    (472,854)                -                -               -                   -               -           (1,142,924)
           -                 -                -          94,444                   -               -               97,444
           -                 -           69,000               -                   -               -              105,714
--------------------------------------------------------------------------------------------------------------------------
 $ 9,677,265        $ (335,392)       $(276,000)     $        -        $ (2,213,893)      $ 606,156         $ 12,813,342
==========================================================================================================================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2000 AND 1999

                                                                                              2000                1999
---------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
  Net income                                                                               $   889,642         $   770,406
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Provisions for loan losses                                                                  44,804              97,970
    Gain (loss) on sale of foreclosed real estate                                              (42,421)              4,004
    Depreciation and amortization                                                              291,745             270,677
    Amortization of premium and discount, net                                                  (72,069)            (73,254)
    Increase in accrued interest receivable                                                    (36,827)            (83,892)
    Increase in accrued interest payable                                                        52,317              33,699
    (Gain) loss on sale of securities and provisions
       for loss on securites available-for-sale                                                  3,714              83,129
    Increase in other assets                                                                  (155,268)            (18,097)
    Increase (decrease) in accrued expenses and other liabilities                               52,378              (6,184)
    Increase in deferred compensation payable in common stock                                   76,546              78,500
    Earned ESOP shares priced above original cost                                               39,714              64,688
    Decrease in unearned ESOP shares                                                            69,000              69,000
    Decrease in unamortized restricted stock                                                    94,444              94,443
                                                                                           -------------------------------
        NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES                                      1,307,719           1,385,089
                                                                                           -------------------------------

Cash Flows from Investing Activities
  Net increase in loans receivable                                                         (13,541,797)         (1,290,960)
  Purchase of securities available for sale                                                (16,152,350)        (23,855,750)
  Purchase of securities held to maturity                                                            -         (24,081,719)
  Purchase of Federal Home Loan Bank stock                                                    (320,400)           (100,000)
  Purchase of premises and equipment                                                          (333,393)           (296,009)
  Proceeds from maturities/sales of securities available-for-sale                           18,626,823          20,387,235
  Proceeds from maturities of securities held to maturity                                            -          13,500,011
  Principal payments on mortgage-backed and related
     securities available for sale                                                           3,655,919           8,077,004
  Principal payments on mortgage-backed and related
     securities held to maturity                                                                73,779              72,284
  Net (increase) decrease in foreclosed real estate                                             22,939             (39,550)
                                                                                           -------------------------------
        NET CASH FLOWS USED IN INVESTING ACTIVITIES                                         (7,968,480)         (7,627,454)
                                                                                           -------------------------------
Cash Flows from Financing Activities
  Net increase in deposits                                                                     788,975           2,244,494
  Increase in advance payments by borrowers for taxes and insurance                             15,501              23,101
  Net increase in repurchase agreements                                                        860,677           1,566,004
  FHLB long-term advances                                                                            -          22,069,000
  Repayment of long-term FHLB advances                                                     (24,036,845)        (18,489,340)
  Net increase in short-term FHLB advances                                                  30,443,198             920,000
  Decrease in Federal funds purchased                                                                -          (1,300,000)
  Purchase of treasury stock                                                                  (274,897)            (78,500)
  Purchase of fractional shares on stock split                                                       -                (798)
  Purchase and retirement of common stock                                                   (1,142,924)           (462,412)
                                                                                           -------------------------------
        NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                                      6,653,685           6,491,549
                                                                                           -------------------------------

                                                      (Continued)

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2000 AND 1999

                                                                                         2000               1999
---------------------------------------------------------------------------------------------------------------------
        NET INCREASE (DECREASE) IN CASH
            AND CASH EQUIVALENTS                                                     $    (7,076)         $   249,184

Cash and Cash Equivalents
  Beginning of year                                                                    4,539,372            4,290,188
                                                                                     --------------------------------
  End of year                                                                        $ 4,532,296          $ 4,539,372
                                                                                     ================================
Supplemental Disclosures of Cash Flow Information
  Cash paid during the year for:

      Interest                                                                       $ 5,764,020          $ 5,098,672
                                                                                     ================================
      Income taxes                                                                   $   585,000          $   677,750
                                                                                     ================================
Supplemental Schedule of Noncash Investing and
  Financing Activities
  Net change in unrealized gain (loss) on securities
    available for sale                                                               $       456          $  (556,414)
                                                                                     ================================
Real estate acquired in settlement of loan                                           $   198,981          $   261,196
                                                                                     ================================
Stock issued in settlement of deferred compensation obligation                       $    50,230          $    28,658
                                                                                     ================================

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

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

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

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

EARNINGS PER COMMON SHARE: Earnings per common share data has been computed on the basis of the weighted-average number of common shares outstanding during each period presented. Following is information about the computation of the earnings per share data for the years ended September 30, 2000 and 1999.

                                                         Year Ended September 30,
                          --------------------------------------------------------------------------------------
                                          2000                                          1999
                          ----------------------------------------      ----------------------------------------
                                                        Net Income                                    Net Income
                          Numerator     Denominator      Per Share      Numerator     Denominator     Per Share
----------------------------------------------------------------------------------------------------------------
Basic earnings
  per share,
  income available
  to common
  stockholders           $889,642        1,067,526        $ 0.83       $770,406       1,159,547         $ 0.66
Effect of dilutive
  securities:
  Stock options                 -           19,866          0.01              -          39,602           0.02
  Management
  recognition plan              -            2,359             -              -           8,898              -
                         --------------------------------------------------------------------------------------
Diluted earnings
  per share,
  income available
  to common
  stockholders           $889,642        1,089,751        $ 0.82       $770,406       1,208,047         $ 0.64
                         =====================================================================================


OTHER ACCOUNTING POLICIES: The Company's accounting policies for employee benefit plans, retirement plans and the methods and assumptions used to estimate fair values of financial instruments are disclosed in Notes 15, 16 and 19, respectively.

NEW ACCOUNTING STANDARDS: In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which as amended by Statement No. 137 is required to be adopted in years beginning after June 15, 2000. The statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Company has determined not to adopt the new statement early. The statement will require the Company to recognize all derivatives on the consolidated balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending in the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new statement will have a significant effect on the Company's earnings or financial position.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 3.  SECURITIES AVAILABLE FOR SALE

Summaries of securities available for sale at September 30, 2000 and 1999 are presented below:

                                                                          2000
                                           -----------------------------------------------------------------------
                                                                Gross              Gross
                                           Amoritized         Unrealized         Unrealized
                                              Cost              Gains              Losses           Fair Value
------------------------------------------------------------------------------------------------------------------
Mortgage-Backed Securities                 $ 8,116,003            $ 9,649          $ 157,666        $ 7,967,986
Collateralized Mortgage
  Obligations and REMICS                     3,714,407                  -            104,652          3,609,755
                                           --------------------------------------------------------------------
     Total mortgage-backed
       and related securities               11,830,410              9,649            262,318         11,577,741
                                           --------------------------------------------------------------------
Other Marketable Securities
  U.S. government and agency
    securities                               8,888,243                  -            248,508          8,639,735
  Corporate bonds and notes                  3,815,806              4,692             19,988          3,800,510
  Municipal bonds                              244,543              3,569                  -            248,112
  Mutual funds                               1,000,000                  -             55,557            944,443
                                           --------------------------------------------------------------------
     Total other marketable
       securities                           13,948,592              8,261            324,053         13,632,800
                                           --------------------------------------------------------------------
                                           $25,779,002           $ 17,910          $ 586,371        $25,210,541
                                           ====================================================================

                                                                              1999
                                           --------------------------------------------------------------------
Mortgage-Backed Securities                 $ 9,819,412           $ 14,377          $ 199,183        $ 9,634,606
Collateralized Mortgage
  Obligations and REMICS                     5,666,265              1,572            101,398          5,566,439
                                           --------------------------------------------------------------------
     Total mortgage-backed
       and related securities               15,485,677             15,949            300,581         15,201,045
                                           --------------------------------------------------------------------
Other Marketable Securities
  U.S. government and agency
    securities                               9,670,238              5,706            213,704          9,462,240
  Corporate bonds and notes                  5,178,836             11,391             48,314          5,141,913
  Municipal bonds                              498,791              5,984                  -            504,775
  Mutual funds                               1,007,812              6,125             51,789            962,148
                                           --------------------------------------------------------------------
     Total other marketable
       securities                           16,355,677             29,206            313,807         16,071,076
                                           --------------------------------------------------------------------
                                           $31,841,354           $ 45,155          $ 614,388        $31,272,121
                                           ====================================================================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

The amortized cost and fair value of other marketable securities available for sale at September 30, 2000 by contractual maturity is shown below. Expected maturities may differ from contractual maturities because obligors may have the right to call or prepay obligations with or without call or prepayment penalties:

                                                                                                 2000
                                                                                  ---------------------------------
                                                                                    Amortized
                                                                                       Cost              Fair Value
-------------------------------------------------------------------------------------------------------------------
Due in one year or less                                                           $  1,215,893         $  1,215,931
Due after one year through five years                                                4,696,366            4,658,225
Due after five years through ten years                                               6,751,790            6,526,425
Due after ten years                                                                    284,543              287,776
Mortgage-backed securities                                                          11,830,410           11,577,741
Mutual funds with no stated maturity                                                 1,000,000              944,443
                                                                                  ---------------------------------
                                                                                  $ 25,779,002         $ 25,210,541
                                                                                  =================================

Anticipated   maturities   on   mortgage-backed   securities   are  not  readily
determinable since they may be prepaid without penalty and mutual funds do not have stated maturity dates.

Proceeds from maturities of securities available for sale during 2000 and 1999 were $18,110,858 and $20,387,235, respectively. Proceeds from sales of securities available for sale during 2000 were $515,965. There were no available for sale securities sold 1999.

Securities are pledged under various borrowing arrangements as discussed in Note 12.

Changes in the unrealized gain (loss) on available-for-sale securities:

                                                                                        Year Ended September 30,
                                                                                    --------------------------------
                                                                                       2000                  1999
--------------------------------------------------------------------------------------------------------------------

Balance, beginning                                                                  $ (335,848)           $ 220,566
  Unrealized gain (loss) during the year                                                   772             (943,074)
  Deferred tax effect related to unrealized gain (loss)                                   (316)             386,660
                                                                                    --------------------------------
Balance, ending                                                                     $ (335,392)          $ (335,848)
                                                                                    ================================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 4.  SECURITIES HELD TO MATURITY

Summaries of securities held to maturity at September 30, 2000 and 1999 are presented below:

                                                                               2000
                                               -------------------------------------------------------------------
                                                                    Gross              Gross
                                               Amoritized         Unrealized         Unrealized
                                                  Cost              Gains              Losses           Fair Value
------------------------------------------------------------------------------------------------------------------

Mortgage-Backed Securities                    $    90,654           $ 986          $       390        $    91,250
Collateralized Mortgage
  Obligations and REMICS                           68,126               -                2,854             65,272
                                              --------------------------------------------------------------------
    Total mortgage-backed
      and related securities                      158,780             986                3,244            156,522

Other Marketable Securities
  U.S. government and agency
    securities                                 33,576,073               -            1,876,888         31,699,185
                                              --------------------------------------------------------------------
    Total securities held to
      maturity                                $33,734,853           $ 986          $ 1,880,132        $31,855,707
                                              ====================================================================


                                                                               1999
------------------------------------------------------------------------------------------------------------------
Mortgage-Backed Securities                      $ 166,161            $ 1,905            $ 1,092          $ 166,974
Collateralized Mortgage
  Obligations and REMICS                           68,136                  -              2,982             65,154
                                              --------------------------------------------------------------------
    Total mortgage-backed
      and related securities                      234,297              1,905              4,074            232,128

Other Marketable Securities
  U.S. government and agency
    securities                                 33,574,335                  -          1,634,025         31,940,310
                                              --------------------------------------------------------------------
    Total securities held to
      maturity                                $33,808,632            $ 1,905        $ 1,638,099        $32,172,438
                                              ====================================================================


All of the securities held to maturity that are not mortgage-backed are due in five to ten years. The securities may be subject to call before their scheduled maturity.

Securities are pledged under various borrowing arrangements as discussed in Note 12.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 5.  LOANS RECEIVABLE

Loans receivable consisted of the following:

                                                                                            September 30,
                                                                                   --------------------------------
                                                                                       2000                 1999
-------------------------------------------------------------------------------------------------------------------
One-to-four family residential loans                                               $29,660,113          $26,432,098
Commercial real estate and multifamily residential loans                            14,187,997           12,349,043
Consumer loans                                                                      26,619,062           17,524,276
Construction loans                                                                     619,750            1,130,083
Commercial business loans                                                              609,932              935,795
                                                                                   --------------------------------
                                                                                    71,696,854           58,371,295
Less:
  Loans in process                                                                    (488,873)            (630,548)
  Unamortized loan origination fees/costs and
    iscounts/premiums, net                                                              65,036               71,582
  Allowance for loan losses                                                           (519,083)            (555,388)
                                                                                   --------------------------------
                                                                                   $70,753,934          $57,256,941
                                                                                   ================================

Nonaccrual loans, totaling $307,487 and $361,189 at September 30, 2000 and 1999, respectively are considered by management as impaired. The related allowance for credit losses was $46,123 at September 30, 2000 and $54,178 at September 30, 1999. The average investment in impaired loans during fiscal 2000 and 1999 was $394,755 and $153,903, respectively.

The aggregate amount of loans to directors, executive officers and their related interests was $1,339,536 and $1,143,358 at September 30, 2000 and 1999,
respectively. Activity with respect to these loans during fiscal 2000 included net decreases of $196,178. Activity with respect to these loans during fiscal 1999 included net decreases of $16,836. In the opinion of management, such loans were made in the ordinary course of business on normal credit terms, including interest rate and collateralization, and do not represent more than normal risk of collection.

The Bank grants residential and commercial real estate loans and consumer loans primarily to customers in northern Minnesota. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' abilities to honor their loans is dependent upon the local economy in northern Minnesota.

At September 30, 2000 and 1999 the Bank was servicing real estate loans for others with aggregate unpaid principal balances of approximately $351,717 and $370,110, respectively.

Certain loans are pledged under various  borrowing  arrangements as discussed in
Note 12.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 6.  ALLOWANCE FOR LOAN LOSSES

                                                          September 30,
                                                  ------------------------------
                                                     2000                 1999
--------------------------------------------------------------------------------
Balance, beginning                                $ 555,388           $ 498,340
  Provision for losses                               44,804              97,970
  Charge-offs                                      (106,375)            (50,925)
  Recoveries                                         25,266              10,003
                                                  -----------------------------
Balance, ending                                   $ 519,083           $ 555,388
                                                  =============================


NOTE 7.  FORECLOSED REAL ESTATE

Foreclosed real estate consisted of the following:

                                                          September 30,
                                                  ------------------------------
                                                     2000                 1999
--------------------------------------------------------------------------------
Real estate acquired through foreclosure
 or deed in lieu of foreclosure                    $     --            $ 21,914
Real estate in judgment (subject to redemption)     207,781             166,386
                                                   ----------------------------
                                                   $207,781            $188,300
                                                   ============================

NOTE 8.  ACCRUED INTEREST RECEIVABLE

Accrued interest receivable is summarized as follows:

                                                          September 30,
                                                  ------------------------------
                                                     2000                 1999
--------------------------------------------------------------------------------
Mortgage-backed and related securities            $    52,513       $    66,774
Other marketable securities                           658,717           673,120
Loans receivable                                      400,996           335,505
                                                  -----------------------------
                                                  $ 1,112,226       $ 1,075,399
                                                  =============================


NOTE 9.  PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

                                                          September 30,
                                                  ------------------------------
                                                     2000               1999
--------------------------------------------------------------------------------
Land and improvements                               $  235,172      $  235,172
Office buildings                                     1,673,495       1,581,285
Furniture and equipment                              2,171,318       2,101,605
Leasehold improvements                                 187,930         187,930
Automobile                                              26,153          26,153
                                                    --------------------------
                                                     4,294,068       4,132,145
Less accumulated depreciation and amortization       2,128,557       2,008,282
                                                    --------------------------
                                                    $2,165,511      $2,123,863
                                                    ==========================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 10. DEPOSITS

Deposits consisted of the following:

                                                             September 30,
                           --------------------------------------------------------------------------------------
                                           2000                                         1999
                           --------------------------------------       -----------------------------------------
                           Weighted                                      Weighted
                           Average                       Percent         Average                        Percent
                           Rate            Amount       of Total         Rate            Amount        of Total
-----------------------------------------------------------------------------------------------------------------
Noninterest NOW               - %        $ 3,717,596        4.18 %           - %         $3,538,689        4.02%
NOW                        1.68            8,671,599        9.75          1.61            9,267,299       10.52
Passbook                   2.09            8,417,654        9.47          1.80            8,264,464        9.38
Money Market               4.01           13,261,495       14.92          3.56           12,701,780       14.42
                           --------------------------------------------------------------------------------------
                           2.51           34,068,344       38.32          2.22           33,772,232       38.33
                           --------------------------------------------------------------------------------------
Certificates
  4-4.99%                  4.73            5,509,312        6.20          4.65           21,775,975       24.71
  5-5.99%                  5.58           21,737,609       24.45          5.50           19,679,859       22.34
  6-6.99%                  6.35           25,534,209       28.72          6.30           11,365,181       12.90
  7-7.99%                  7.07            2,050,259        2.31          7.19            1,517,511        1.72
                           --------------------------------------------------------------------------------------
                           5.91           54,831,389       61.68          5.37           54,338,526       61.67
                           --------------------------------------------------------------------------------------
                           4.60 %         88,899,733      100.00 %        4.16 %        $88,110,758      100.00%
                           ======================================================================================

At  September  30,  2000 and 1999,  the Bank had  $13,945,514  and  $12,449,947,
respectively, of deposit accounts with balances of $100,000 or more. The Bank did not have any brokered deposits at September 30, 2000 or 1999.

Certificates had the following remaining maturities:

                                                                            September 30,
                                                -----------------------------------------------------------------
                                                             2000                                  1999
                                                ---------------------------           ---------------------------
                                                                   Weighted                              Weighted
                                                                    Average                               Average
                                                    Amount            Rate                Amount            Rate
-----------------------------------------------------------------------------------------------------------------

0-6 months                                      $ 18,396,089         5.71 %           $ 21,194,931         5.32%
7-12 months                                       15,984,357         5.99               13,461,902         5.29
13-36 months                                      14,893,941         5.96               15,244,041         5.48
Over 36 months                                     5,557,002         6.19                4,437,652         5.52
                                                ---------------------------------------------------------------
                                                $ 54,831,389         5.91 %           $ 54,338,526         5.37%
                                                ================================================================


Mortgage-backed securities with a fair value of $2,453,184 and $3,032,124 at September 30, 2000 and 1999, respectively, were pledged as collateral for certain deposits.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Interest expense on deposits is summarized as follows:

                                                   Year Ended September 30,
                                                --------------------------------
                                                   2000                 1999
--------------------------------------------------------------------------------
NOW                                             $  150,284            $  131,393
Passbook                                           155,329               130,441
Money Market                                       509,980               377,711
Certificates                                     2,958,917             3,080,753
                                                --------------------------------
                                                $3,774,510            $3,720,298
                                                ================================

NOTE 11. INCOME TAXES

Federal and state income tax expense (benefit) is as follows:

                                                  Year Ended September 30,
                                               ---------------------------------
                                                  2000                  1999
--------------------------------------------------------------------------------
Current
  Federal                                      $ 428,637              $ 366,080
  State                                          138,144                118,090
                                               ---------------------------------
                                                 566,781                484,170
                                               ---------------------------------
Deferred
  Federal                                        (20,833)                (8,689)
  State                                           (6,657)                (2,777)
                                               ---------------------------------
                                                 (27,490)               (11,466)
                                               ---------------------------------
                                               $ 539,291              $ 472,704
                                               =================================

The actual effective tax rate differs from the "expected" income tax rate, computed at the statutory federal corporate tax rate, as follows:

                                                  Year Ended September 30,
                                               ---------------------------------
                                                  2000                  1999
--------------------------------------------------------------------------------
Statutory federal rate                            34.0%                34.0%
State tax, net of federal benefit                  6.5                  6.5
Other                                             (2.8)                (2.5)
                                                 -------------------------------
                                                  37.7%                38.0%
                                                 ===============================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows:

                                                          September 30,
                                                     -----------------------
                                                        2000         1999
----------------------------------------------------------------------------
Deferred Tax Assets
  Allowance for loan losses                          $ 173,778   $ 159,851
  Deferred compensation                                316,886     298,622
  Deferred loan fees                                        --       6,301
  Unrealized loss on securities available for sale     233,069     233,385
  Other                                                 46,742       9,860
                                                     -----------------------
      Total gross deferred tax assets                  770,475     708,019
                                                     -----------------------
Deferred Tax Liabilities
  Premises and equipment                                85,487      55,345
  FHLB stock                                           102,627     102,627
  Accrued real estate taxes                             25,345      22,599
  Prepaid insurance                                        706      (1,690)
                                                     -----------------------
      Total deferred tax liabilities                   214,165     178,881
                                                     -----------------------
      Net deferred tax assets                        $ 556,310   $ 529,138
                                                     =======================

No valuation allowance was required as of September 30, 2000 or 1999.

In prior years the Company was permitted to deduct an annual addition to a reserve for bad debts. Bad debt deductions for income tax purposes are included in taxable income of later years only if the bad debt reserves are used for purposes other than to absorb bad debt losses. Because the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided. Retained earnings at September 30, 2000 include approximately $2,860,000 for which no deferred taxes have been provided.

NOTE 12. BORROWINGS


                                                          September 30,
                                                     -----------------------
                                                        2000         1999
----------------------------------------------------------------------------
Repurchase agreements                                $ 5,562,169   $ 4,701,492
Borrowing from the Federal Home Loan Bank             31,363,198    24,956,845
                                                     -------------------------
                                                     $36,925,367   $29,658,337
                                                     =========================

Repurchase agreements consist of sales of securities under agreements to repurchase the identical securities. The agreements generally mature within 180 days and bear a weighted average interest rate of approximately 6.34 percent and
5.10 percent at September 30, 2000 and 1999, respectively. The agreements are treated as financings with the obligations to repurchase securities reflected as a liability and the dollar amount of the securities collateralizing the agreements remaining in the asset accounts. The securities collateralizing the agreements are in safekeeping at the Federal Home Loan Bank of Des Moines in the Bank's account. At September 30, 2000, the agreements were collateralized by securities totaling approximately $7,525,291.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Advances from the Federal Home Loan Bank (FHLB) of Des Moines as of September 30, 2000 mature within one year and bear interest rates of 6.24 percent to 6.78 percent with an average of approximately 6.66 percent.

At September 30, 2000, the FHLB advances are secured by the FHLB stock and a blanket pledge of residential mortgage loans, and government agency securities. Under the agreement, the Bank must maintain eligible collateral in amounts exceeding 125 percent of the outstanding advances.

NOTE 13. CAPITAL STOCK

On May 20, 1999 the Company issued additional shares necessary to affect a 3-for-2 common stock split in the form of a 50 percent stock dividend to shareholders of record on May 5, 1999. The share and per share amounts, including shares held in treasury and shares to be issued under the various stock-based compensation plans, have been retroactively restated.

NOTE 14. RETAINED EARNINGS AND REGULATORY CAPITAL

The Bank, as a member of the Federal Home Loan Bank System, is required to hold a specified number of shares of capital stock in the Federal Home Loan Bank of Des Moines which is carried at cost. In addition, the Bank is required to maintain cash and other liquid assets in an amount equal to 5 percent of its deposit accounts and other obligations due within one year. Management believes the Bank has met these requirements.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company's Subsidiary Bank to maintain minimum ratios (set forth in the following table) of total and Tier I capital and of Tier I capital to average assets (as defined in the regulations). Management believes, as of September 30, 2000, that the Company's Subsidiary Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2000, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

The Bank's actual capital amounts and ratios are also presented in the table:

                                                                                              To Be Well Capitalized
                                                                                                  Under Prompt
                                                                  For Capital Adequacy          Corrective Action
                                               Actual                  Purposes                    Provisions
                                       -------------------       --------------------        -----------------------
                                       Amount                    Amount                      Amount
                                       (000's)      Ratio        (000's)       Ratio         (000's)         Ratio
--------------------------------------------------------------------------------------------------------------------
As of September 30, 2000:
  Total capital (to risk-
    weighted assets)                     $ 12,108     16.7%        $ 5,811 =>     8.0%           $7,264 =>     10.0%
  Tier I capital (to risk-
    weighted assets)                       11,632     16.0%          2,906 =>     4.0%            4,359 =>      6.0%
  Tier I capital (to
    average assets)                        11,632      8.3%          5,584 =>     4.0%            6,980 =>      5.0%

As of September 30, 1999:
  Total capital (to risk-
    weighted assets)                       11,302     18.0%          5,011 =>     8.0%            6,264 =>     10.0%
  Tier I capital (to risk-
    weighted assets)                       10,790     17.2%          2,506 =>     4.0%            3,758 =>      6.0%
  Tier I capital (to
    average assets)                        10,790      8.5%          5,084 =>     4.0%            6,356 =>      5.0%


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

As the debt is repaid, ESOP shares that were initially pledged as collateral for its debt are released from collateral and allocated to active employees based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans. Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in stockholders' equity. As shares are determined to be ratably released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. ESOP compensation benefit expense was $108,714 and $133,688 for 2000 and 1999, respectively.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

All employees of the Company are eligible to participate in the ESOP after they attain age 21 and complete one year of service during which they worked at least 1,000 hours. In 2000 and 1999, the Company committed to release 15,525 (adjusted for a 3-for-2 stock split) shares of common stock each year which were allocated to eligible participants subject to the restrictions of the ESOP.

                                                                          Amount
--------------------------------------------------------------------------------
Shares Released and Allocated                                             93,150
Unreleased Shares                                                         62,100
                                                                        --------
  Total ESOP shares                                                      155,250
                                                                        ========
  Fair Value of Unreleased Shares at September 30, 2000                 $481,275
                                                                        ========


MANAGEMENT RECOGNITION PLAN: The Management Recognition Plan (MRP) provides for the grant of shares of stock to eligible directors and employees in the form of restricted stock, which vest over a five-year period at the rate of 20 percent per year. Under the MRP, 77,625 shares of restricted stock were granted. MRP expense was $94,444 and $94,443 in 2000 and 1999, respectively.

STOCK OPTION PLANS: The stock option plans provide for granting of 344,063 options for the purpose of attracting and retaining key personnel and to facilitate their purchase of a stock interest in the Company. The options become exercisable over a five-year period at the rate of 20 percent per year except for the 1998 plan which vests 50 percent at the grant date and 50 percent one year from the grant date. If unused, the options expire in October 2005 and January 2009 for 1998 plan. A summary of the status of the Company's stock option plans as of September 30, 2000 and 1999, and changes during the years ending on those dates is presented below:

                                                          2000                                    1999
                                              ----------------------------------------------------------------------
                                                                   Weighted-                               Weighted-
                                                                    Average                                 Average
                                                                   Exercise                                Exercise
                                                Shares               Price              Shares               Price
--------------------------------------------------------------------------------------------------------------------
Outstanding at beginning
  of year                                        312,008              $ 7.84             158,512              $ 6.49
  Granted                                              -                   -             157,125                8.58
  Exercised                                            -                   -                   -                   -
  Forfeited                                       (5,315)               8.53              (3,629)               6.87
                                                ---------------------------------------------------------------------
Outstanding at end of year                       306,693              $ 7.52             312,008              $ 7.84
                                                ---------------------------------------------------------------------
Exercisable at end of year                       297,315                                 191,851
                                                ========                                ========
Weighted-average fair value
  per option of options
  granted during the year                                             $    -                                  $ 4.32
                                                                      ======                                  ======

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

At September 30, 2000, the options outstanding under the stock option plan have exercise prices from $6.083 to $12.50 and a weighted-average remaining contractual life of 6.2 years. The shares and prices were 128,092.50 at $6.083, 1,379.25 at $6.778, 18,154.50 at $7.778, 3,066 at $12.50 and 156,000 at $8.5833.
All of the nonvested options are expected to eventually vest.

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


                                                       Year Ended September 30,
                                                    ------------------------------
                                                         2000               1999
----------------------------------------------------------------------------------
Net income:
  As reported                                       $   889,642        $   770,406
  Proforma                                              541,480            483,275

Basic earnings per share:
  As reported                                              0.83               0.66
  Proforma                                                 0.51               0.42

Diluted earnings per share:
  As reported                                              0.82               0.64
  Proforma                                                 0.50               0.40

In determining the pro forma amounts above, the fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model, with the following weighted-average assumptions for grants in 1999: No dividends; risk-free interest rate of 6.0 percent, expected life of 10 years and price volatility of 34.48 percent.

NOTE 16. RETIREMENT PLANS

The Company has a 401(k) plan that covers all full-time employees meeting certain minimum employment service requirements. The Company's expense for the years ended September 30, 2000 and 1999 was $54,215 and $53,547, respectively.

The Company has individual deferred compensation and supplemental retirement agreements with certain directors and officers. The cost of such individual agreements is being accrued over the period of actual service from the date of the respective agreement. The cost of such agreements was $72,099 and $72,083 for the years ended September 30, 2000 and 1999, respectively. The agreements are funded through a grantor trust with assets which match the investment options selected by the directors and officers.

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

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

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

NOTE 18. COMMITMENT

The Company has entered into an agreement with Wal-Mart Stores, Inc., subject to regulatory approval, for an in-store banking facility. A full service in-store banking facility will be located in the new Wal-Mart Supercenter in Bemidji located at the current Beltrami Electric Cooperative site. Operations are scheduled to begin in late 2001 when the Wal-Mart Supercenter opens. The terms of the agreement call for a five-year lease term with monthly rental payments starting at $2,000.

NOTE 19. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

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

The contractual amount of these financial instruments at September 30, 2000 and 1999 is as follows (in 000's):

                                                              2000         1999
--------------------------------------------------------------------------------

Unused lines of credit                                       $1,358       $1,425
Commitments to originate and purchase loans                     161        1,172
                                                             -------------------
                                                             $1,519       $2,597
                                                             ===================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

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

NOTE 20. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosures About Fair Values of Financial Instruments, requires disclosures of estimated fair values of the Company's financial instruments, including assets, liabilities, and off-balance sheet items for which it is practicable to estimate fair value. The fair value estimates are made as of September 30, 2000 and 1999 based upon relevant market information, if available, and upon the characteristics of the financial instruments themselves. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based upon judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. The estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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

The estimated fair value of the Company's financial instruments as of September 30, 2000 and 1999 are shown below. Following the table, there is an explanation of the methods and assumptions used to estimate the fair value of each class of financial instruments.

                                                                      September 30,
                                            ----------------------------------------------------------------------
                                                       2000                                  1999
                                            ----------------------------------------------------------------------
                                               Carrying          Estimated           Carrying          Estimated
                                                Amount           Fair Value           Amount           Fair Value
------------------------------------------------------------------------------------------------------------------
Financial Assets
  Cash and cash equivalents                   $ 4,532,296        $ 4,532,296        $ 4,539,372        $ 4,539,372
  Securities available for sale                25,210,541         25,210,541         31,272,121         31,272,121
  Securities held to maturity                  33,734,853         31,855,707         33,808,632         32,172,438
  Loans receivable                             70,753,934         70,420,000         57,256,941         57,416,000
  Federal Home Loan
    Bank stock                                  1,568,400          1,568,400          1,248,000          1,248,000
  Accrued interest receivable                   1,112,226          1,112,226          1,075,399          1,075,399

Financial Liabilities
  Deposits                                     88,899,733         88,649,000         88,110,758         87,837,000
  Borrowings                                   36,925,367         36,920,000         29,658,337         29,609,000
  Accrued interest payable                        629,902            629,902            577,585            577,585

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

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

DEPOSITS: Under SFAS No. 107, the fair value of deposits with no stated maturity, such as checking, savings, and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows using as discount rates the rates that were offered by the Company as of September 30, 2000 and 1999 for deposits with maturities similar to the remaining maturities of the existing certificates of deposit.

The fair value estimate for deposits does not include the benefit that results from the low cost funding provided by the Company's existing deposits and long-term customer relationships compared to the cost of obtaining different sources of funding. This benefit is commonly referred to as the core deposit intangible.

BORROWINGS: The fair value of borrowings is based on the discounted value of contractual cash flows using as discount rates the rates that were available to the Company as of September 30, 2000 and 1999 for borrowings with maturities similar to the remaining maturities of the existing borrowings.

ACCRUED INTEREST PAYABLE: The carrying amount of accrued interest payable approximates its fair value since it is short-term in nature.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 21. FIRST FEDERAL  BANCORPORATION  FINANCIAL  INFORMATION  (PARENT  COMPANY
ONLY)

The following are the condensed financial statements for the parent company only as of September 30, 2000 and 1999:

                                                                                       2000                 1999
--------------------------------------------------------------------------------------------------------------------
CONDENSED STATEMENTS OF FINANCIAL CONDITION
Assets
  Cash and cash equivalents                                                         $    365,850         $    280,598
  Securities available for sale                                                          997,562            2,095,688
  Investment in subsidiary                                                            11,293,820           10,472,719
  Other assets                                                                           181,263              235,503
                                                                                    ---------------------------------
     Total assets                                                                   $ 12,838,495         $ 13,084,508
                                                                                    =================================

Liabilities and Stockholders' Equity
  Accrued expenses                                                                  $     25,153         $     23,147
  Stockholders' equity                                                                12,813,342           13,061,361
                                                                                    ---------------------------------
     Total liabilities and stockholders' equity                                     $ 12,838,495         $ 13,084,508
                                                                                    =================================

CONDENSED STATEMENTS OF INCOME
Interest Income                                                                     $    161,462         $    160,264
Gain on Sale of Investments                                                                9,688                    -
Equity in Earnings of Subsidiary                                                         843,127              738,442
Noninterest Expense                                                                      (92,311)            (106,090)
                                                                                    ---------------------------------
     Income before income tax expense                                                    921,966              792,616

Income Tax Expense                                                                        32,324               22,210
                                                                                    ---------------------------------
     Net income                                                                     $    889,642         $    770,406
                                                                                    =================================


FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

                                                                                      2000                 1999
--------------------------------------------------------------------------------------------------------------------
CONDENSED STATEMENTS OF CASH FLOWS
Operating Activities
  Net income                                                                         $   889,642         $    770,406
  Decrease in other assets                                                                54,240              402,693
  Increase in accrued expenses                                                             2,006               12,775
  Equity in earnings of subsidiary                                                      (843,127)            (738,442)
  Cash dividend from subsidiary                                                                -            1,000,000
  Increase in deferred compensation payable in common stock                               76,546               78,500
  Earned ESOP shares priced above original cost                                           39,714               64,688
  Decrease in unamortized restricted stock                                                94,444               94,443
  Decrease in unearned ESOP shares                                                        69,000               69,000
  Amortization of premium and discount, net                                              (55,324)             (50,831)
                                                                                     ---------------------------------
      Net cash provided by operating activities                                          327,141            1,703,232
                                                                                     ---------------------------------
Investing Activities
  Purchase of securities available for sale                                          (11,514,111)         (10,096,514)
  Proceeds from sales of securities available for sale                                12,690,043            8,549,000
                                                                                     ---------------------------------
      Net cash provided by (used in) investing activities                              1,175,932           (1,547,514)
                                                                                     ---------------------------------
Financing Activities
  Purchase and retirement of common stock                                             (1,142,924)            (462,412)
  Purchase of treasury stock                                                            (274,897)             (78,500)
  Purchase of fractional shares                                                                -                 (798)
                                                                                     ---------------------------------
      Net cash used in financing activities                                           (1,417,821)            (541,710)
                                                                                   ---------------------------------

      Increase (decrease) in cash and cash equivalents                                    85,252             (385,992)

Cash and cash equivalents:
  Beginning of period                                                                    280,598              666,590
                                                                                     ---------------------------------
  End of period                                                                      $   365,850         $    280,598
                                                                                     ================================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 22. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly selected operations data for fiscal 2000 and 1999 are as follows:

                                                                       Three Months Ended
                                             ----------------------------------------------------------------------
                                             September 30,         June 30,          March 31,         December 31,
                                                  2000               2000               2000               1999
------------------------------------------------------------------------------------------------------------------
Interest income                               $ 2,547,993        $ 2,389,302        $ 2,347,638        $ 2,290,235
Interest expense                                1,599,649          1,467,513          1,406,812          1,342,363
                                              --------------------------------------------------------------------
  Net interest income                             948,344            921,789            940,826            947,872

Provision for loan losses                          40,404              1,565                  -              2,835
Noninterest income                                184,204            194,707            179,209            224,108
Noninterest expense                               746,048            750,141            853,031            718,102
Income tax expense                                130,176            137,814             98,123            173,178
                                              --------------------------------------------------------------------
  Net income                                  $   215,920        $   226,976        $   168,881        $   277,865
                                              ====================================================================

Earnings per common share
  Basic                                       $      0.21        $      0.23        $      0.15        $      0.24
                                              ====================================================================
  Diluted                                     $      0.21        $      0.22        $      0.15        $      0.24
                                              ====================================================================


                                                                       Three Months Ended
                                             ----------------------------------------------------------------------
                                             September 30,         June 30,           March 31,        December 31,
                                                  1999               1999               1999              1998
------------------------------------------------------------------------------------------------------------------
Interest income                               $ 2,225,755        $ 2,206,990        $ 2,144,083        $ 2,178,899
Interest expense                                1,279,061          1,281,637          1,276,968          1,294,705
                                              --------------------------------------------------------------------
  Net interest income                             946,694            925,353            867,115            884,194

Provision for loan losses                          78,627             13,549             47,086            (41,292)
Noninterest income                                192,098             83,497            137,962            153,409
Noninterest expense                               724,040            700,853            737,051            687,298
Income tax expense                                126,061            108,974             78,903            158,766
                                              --------------------------------------------------------------------
  Net income                                  $   210,064        $   185,474        $   142,037        $   232,831
                                              ====================================================================
Earnings per common share
  Basic                                       $      0.18        $      0.16        $      0.12        $      0.20
                                              ====================================================================
  Diluted                                     $      0.18        $      0.16        $      0.12        $      0.19
                                              ====================================================================


FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

SELECTED FINANCIAL CONDITION DATA

                                             September 30,         June 30,          March 31,         December 31,
                                                  2000               2000               2000               1999
------------------------------------------------------------------------------------------------------------------
Total Assets                                 $140,218,497       $137,313,013       $136,591,018       $134,600,290

Securities                                     58,945,394         59,278,497         62,075,167         61,999,162

Net Loans                                      70,753,934         66,601,900         60,518,847         57,950,950

Deposits                                       88,899,733         87,952,619         88,650,099         86,650,388

Stockholders' Equity                           12,813,342         12,516,127         13,142,271         13,165,367

                                             September 30,         June 30,          March 31,         December 31,
                                                  1999               1999               1999               1998
                                             ---------------------------------------------------------------------
Total Assets                                 $132,290,315       $130,498,858       $129,823,204       $129,488,405

Securities                                     65,080,753         64,451,261         65,492,661         62,487,070

Net Loans                                      57,256,941         55,130,832         54,340,918         55,028,329

Deposits                                       88,110,758         87,743,805         85,873,776         88,106,321

Stockholders' Equity                           13,061,361         13,065,266         13,178,073         13,222,040



                         MARKET AND DIVIDEND INFORMATION

TRADING IN THE COMMON STOCK

         The Company's Common Stock is traded on the Nasdaq SmallCap Market. There were, as of September 30, 2000, 1,280,152 shares of the Common Stock outstanding, and approximately 220 holders of record of the Common Stock (not including shares held in "street name") as of December 1, 2000. The December 6, 2000 closing sale price of the Common Stock as traded on the SmallCap Market was $7.50 per share.

         The following table sets forth certain information as to the range of the high and low bid prices for the Company's Common Stock for the calendar quarters indicated during the most recent two fiscal years.

                                    HIGH (1)         LOW (1)           DIVIDENDS PAID
                                    --------         -------           --------------
         FISCAL 1999:
            First Quarter            10.166           9.000                 --
            Second Quarter            9.167           7.833                 --
            Third Quarter            10.500           7.833                 --
            Fourth Quarter            8.500           7.250                 --

         FISCAL 2000:
            First Quarter             7.750           5.000                 --
            Second Quarter            7.750           6.125                 --
            Third Quarter             8.000           7.063                 --
            Fourth Quarter            8.000           7.063                 --

____________
(1)      Quotations  reflect   inter-dealer   price,   without  retail  mark-up,
         mark-down or commissions, and may not represent actual transactions.

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

                                                    BOARD OF DIRECTORS

RALPH T. SMITH                                   WILLIAM R. BELFORD                     WALTER R. FANKHANEL
Chairman of the Board of the Company and the     President and Chief Executive          Director of the Company and the
Bank                                             Officer of the Company and the Bank    Bank


MARTIN R. SATHRE                                 JAMES R. SHARP                         DEAN J. THOMPSON
Vice Chairman and Director of the Company and    Director of Company and the Bank       Director of the Company and the
the Bank                                                                                Bank


                                                    EXECUTIVE OFFICERS

RALPH T. SMITH                                   MARTIN R. SATHRE                       WILLIAM R. BELFORD
Chairman of the Board of the Company and the     Vice Chairman and Director of the      President and Chief Executive
Bank                                             Company and the Bank                   Officer of the Company and the Bank

DENNIS M. VORGERT                                KAREN JACOBSON                         WARREN MEISSNER
Treasurer of the Company and the Bank            Secretary of the Company and the Bank  Vice President of the Bank

                                                 MIKE SHERWOOD
                                                 Vice President of the Bank

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


                                                    GENERAL INFORMATION

INDEPENDENT  PUBLIC  ACCOUNTANTS                  ANNUAL  MEETING                 ANNUAL  REPORT ON FORM 10-KSB
McGladrey & Pullen LLP                    The 2001 Annual Meeting of              A copy of the Company's Annual
Certified Public Accountants              Stockholders will be held on January    Report on Form 10-KSB for the
Duluth,  Minnesota                        16, 2001 at 2:30 p.m. at the main       fiscal year ended September 30,
                                          office, 214 5th Street, Bemidji,        2000 as filed with the Securities
GENERAL COUNSEL                           Minnesota 56601.                        and Exchange Commission will be
Smith Law Firm                                                                    furnished without charge to
Bemidji, Minnesota  56601                 TRANSFER AGENT AND REGISTRAR            stockholders as of the record date
                                          Stock Transfer Department               for the 2000 Annual Meeting upon
SPECIAL COUNSEL                           Norwest Bank, N.A.                      written request to Karen Jacobson,
Stradley Ronon Housley Kantarian          P.O. Box 119                            214 5th Street, Bemidji, Minnesota
& Bronstein, LLP                          So. St. Paul, Minnesota 55075-9988      56601
1220 19th Street, N.W.  Suite 700
Washington, D.C.  20036
