Form 10KSB, Exhibit 13
period 2001-09-30
FIRST FEDERAL BANCORPORATION /MN/
filed 2001-12-21
CIK 933461

[ L O G O ]








                                ANNUAL REPORT FOR

                                 THE YEAR ENDED

                               SEPTEMBER 30, 2001

                      [FIRST FEDERAL BANCORPORATION LETTER]


December 14, 2001



TO OUR STOCKHOLDERS:

It gives me great pleasure to give you our progress and profitability report for First Federal Bancorporation and its principal subsidiary, First Federal Bank. This report represents another exciting and productive year at First Federal.

Total consolidated net earnings for the year ended September 30, 2001 was $912,560. Net income increased 2.58% over 2000 levels primarily due to an increase in net interest income and increased reliance on fee income. Consolidated stockholders equity was $14,028,033 at September 30, 2001 which represents 11.04% of total assets.

We are pleased to report the following positive changes during 2001:

     o First Federal Bank expanded its ATM network with additional retail locations including an exclusive arrangement at the Paul Bunyan Mall in Bemidji. In early 2002 First Federal Bank will open a new branch at a new Walmart Supercenter in Bemidji.

     o First Federal Bank continued to expand its deposit base with an increase of 11.16% over the prior year.

     o In addition First Federal Bank expanded its consumer loan business with a 26.89% increase over the prior year.

     o On January 24, 2001 First Federal Bancorporation announced a 5% repurchase of existing shares.

We pledge our continued time and energy towards enhancing shareholder value in the future.

Sincerely,

/s/ William R. Belford

William R. Belford
President

                              FINANCIAL HIGHLIGHTS

                                                                 AT SEPTEMBER 30,                CHANGE
                                                            --------------------------     --------------------
                                                              2001              2000       AMOUNT       PERCENT
                                                            --------          --------     ------       -------
                                                                             (DOLLARS IN THOUSANDS)
FINANCIAL POSITION:
  Total assets.........................................   $  127,032       $   140,218      ($13,186)    -9.40%
  Loans receivable, net................................       77,257            70,754         6,503      9.19
  Securities available for sale........................       12,605            25,211       (12,606)   -50.00
  Securities held to maturity..........................       16,727            33,735       (17,008)   -50.42
  Deposits.............................................       98,821            88,900         9,921     11.16
  Stockholders' equity.................................       14,028            12,813         1,215      9.48
  Number of common shares issued.......................    1,264,628         1,280,152       (15,524)    -1.21

                                                              FOR THE YEAR ENDED
                                                                AT SEPTEMBER 30,                   CHANGE
                                                            --------------------------     --------------------
                                                              2001              2000       AMOUNT       PERCENT
                                                            --------          --------     ------       -------
                                                                             (DOLLARS IN THOUSANDS)
RESULTS OF OPERATIONS:
  Interest income......................................   $    9,902       $     9,575          $327      3.42%
  Interest expense.....................................        5,776             5,816           (40)    -0.69
  Net interest income..................................        4,126             3,759           367      9.76
  Provision for loan losses............................          268                45           223    495.56
  Net interest income after provision
    for loan losses....................................        3,858             3,714           144      3.88
  Non-interest income..................................          772               782           (10)    -1.28
  Non-interest expense.................................        3,158             3,067            91      2.97
  Earnings before income taxes.........................        1,472             1,429            43      3.01
  Net earnings.........................................          913               890            23      2.58

                         SELECTED FINANCIAL INFORMATION

SUMMARY OF FINANCIAL CONDITION

                                                                       AT SEPTEMBER  30,
                                                  ---------------------------------------------------------
                                                  2001          2000         1999         1998        1997
                                                  -----        ------       ------       ------      ------
                                                                  (DOLLARS IN THOUSANDS)
Total amount of:
  Assets.....................................   $  127,032  $  140,218    $  132,290   $  125,251  $   111,492
  Loans receivable, net......................       77,257      70,754        57,257       56,064       53,589
Investment securities:
  Available for sale.........................        4,189      13,633        16,071       19,732       28,757
  Held to maturity...........................       16,589      33,576        33,574       22,992           --

Mortgage-backed and related securities:
  Available for sale.........................        8,416      11,578        15,201       17,101       18,834
  Held to maturity...........................          138         159           234          307          530
Deposit accounts.............................       98,821      88,900        88,111       85,866       83,003
Advances from FHLB...........................        9,760      31,363        24,957       20,457        9,534
Other borrowings.............................        3,102       5,562         4,701        4,435        4,697
Stockholders' equity.........................       14,028      12,813        13,061       13,082       11,941

SUMMARY OF OPERATIONS

                                                                YEAR ENDED SEPTEMBER 30,
                                                    ---------------------------------------------------------
                                                    2001        2000         1999         1998        1997
                                                    -----      ------       ------       ------      -----
                                                                  (DOLLARS IN THOUSANDS)
Interest income..............................      $ 9,902    $ 9,575      $ 8,756      $ 8,520      $ 7,891
Interest expense.............................        5,776      5,816        5,133        4,906        4,457
                                                   -------    -------      -------      -------      -------
Net interest income before
  provision for loan losses..................        4,126      3,759        3,623        3,614        3,434
Provision for loan losses....................          268         45           98          153           --
Noninterest income...........................          772        782          567          651          571
Noninterest expense..........................        3,158      3,067        2,849        2,811        2,805
                                                   -------    -------      -------      -------      -------
Income before income tax expense.............        1,472      1,429        1,243        1,301        1,200
Income tax expense...........................          559        539          473          487          492
                                                   -------    -------      -------      -------      -------
Net income...................................      $   913    $   890      $   770      $   814      $   708
                                                   =======    =======      =======      =======      =======
Per Share Data:
   Basic earnings per share..................      $ 0.93     $   .83      $   .66      $   .70      $   .58
   Diluted earnings per share................        0.89         .82          .64          .65          .56
Book value...................................       13.76       12.10        10.56        10.09         9.05

KEY OPERATING RATIOS

                                                                YEAR ENDED SEPTEMBER 30,
                                                    -------------------------------------------------------
                                                    2001        2000         1999         1998        1997
                                                    -----      ------       ------       ------      -----
Return on assets (net earnings divided
  by average total assets)...................       0.66%      0.65%        0.60%       0.69%         0.65%
Return on equity (net earnings
  divided by average equity).................       6.78       6.95         5.85        6.60          5.87
Tangible-equity-to-assets ratio
  (average equity divided by
  average total assets)......................       9.77       9.42        10.22       10.44         11.10
Interest rate spread.........................       2.64       2.47         2.61        2.87          2.94
Net interest margin (1)......................       3.12       2.90         2.94        3.23          3.32
Nonperforming loans to total loans (2).......       0.55       0.56         0.75        0.90          0.17
Nonperforming assets to total assets (3).....       0.34       0.48         0.53        0.53          0.32
Allowance for loan losses to total loans.....       0.86       0.72         0.95        0.86          0.78
Allowance for loan losses to
  nonperforming loans........................     156.78     128.78       126.14       96.14        464.13
Net charge-offs to average loans.............       0.15       0.13         0.07        0.15          0.05
Noninterest expense to average assets........       2.29       2.26         2.21        2.38          2.58
Average interest-earning assets to
  average interest-bearing
  liabilities................................     111.03     109.57       107.83      108.32        108.73

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

                      BUSINESS OF THE COMPANY AND THE BANK

FIRST FEDERAL BANCORPORATION

     First Federal Bancorporation (the "Company") was incorporated under the laws of the State of Minnesota in September 1994 at the direction of the Board of Directors of First Federal Banking and Savings, FSB ("First Federal" or the "Bank") for the purpose of serving as a savings and loan holding company of the Bank upon the acquisition of all of the capital stock issued by the Bank upon its conversion from the mutual to the stock form of ownership (the "Conversion"). On April 3, 1995, the Bank completed the Conversion and the Company completed its offering of Common Stock through the sale and issuance of 1,940,625 shares of Common Stock at a price of $4.44 per share realizing gross proceeds of $8.63 million and net proceeds of $7.96 million. Since the Conversion, the Company has repurchased 675,997 shares of its Common Stock, and as of September 30, 2001, there were 1,264,628 shares of Common Stock issued and 1,017,095 shares of Common Stock outstanding. Prior to the Conversion, the Company did not engage in any material operations. Currently, the Company's principal business is the business of the Bank. The Company has no significant assets other than the outstanding capital stock of the Bank, $500,000 of cash and cash equivalents, $499,000 in securities available for sale, $250,000 in loans receivable, and $102,000 in other assets.

FIRST FEDERAL BANK

     First Federal was originally chartered in 1910 as Beltrami County Savings and Building Association, a state-chartered savings institution, and commenced operations in that same year. First Federal has been a member of the Federal Home Loan Bank ("FHLB") of Des Moines since 1933, and its deposits have been federally insured since 1938. In August 1997, the Bank changed its name to "First Federal Bank." First Federal currently operates as a federally chartered savings bank through its main office located in Bemidji, Minnesota and four branch offices, which are located in Bemidji, Bagley, Baudette and Walker, Minnesota. The Bank has entered into an agreement with Wal-Mart Stores, Inc. for an in-store banking facility. A full service in-store banking facility will be located in the new Wal-Mart Supercenter in Bemidji. The Bank is tentatively scheduled to begin operations in February 2002 when the Wal-Mart Supercenter opens for business. The Bank's market area is located approximately 200 miles north of Minneapolis, Minnesota.

     First Federal is primarily engaged in the business of attracting deposits from the general public and originating loans secured by first mortgages on owner occupied one- to four-family residences in First Federal's market area. First Federal also originates loans on commercial real estate, multi-family real estate, home equity lines of credit and other consumer loans, and commercial business loans. Due to limited demand in its market area, First Federal has increased its consumer lending activities in recent years (primarily automobile and home equity loans) and has invested excess funds in mortgage-backed and related securities and in other investment securities, and during fiscal 2001 continued to be active in originating and purchasing participation interests in commercial real estate loans.

     The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision ("OTS"), and the Bank's savings deposits are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is a member of, and owns capital stock in the FHLB of Des Moines, which is one of 12 regional banks in the FHLB System. The Bank is further subject to regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board') governing reserves to be maintained and certain other matters.

     The Company's and the Bank's executive offices are located at 214 5th Street, Bemidji, Minnesota 56601, and the main telephone number is (218) 751-5120.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

     In addition to historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operations and the Company's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and the Company's market area generally.

     Some of the forward-looking statements included herein are the statements regarding management's determination of the amount and adequacy of the allowance for losses on loans and the effect of certain recent accounting pronouncements.

GENERAL

     The Bank is primarily engaged in the business of attracting deposits from the general public and originating loans secured by mortgages on owner occupied one- to four- family residences in the Bank's market area. First Federal also originates loans on commercial real estate, multi-family real estate, home equity lines of credit and other consumer loans. In recent years, due to limited demand in the Bank's market area, First Federal has significantly increased its origination of consumer loans, including automobile and home equity loans, and has invested excess funds in mortgage-backed and related securities and in other investment securities.

     The Bank's net income is dependent primarily on its net interest income, which is the difference between interest earned on loans and investments, and the interest paid on interest-bearing liabilities, primarily deposits. Net interest income is determined by (a) the difference between the yield earned on interest earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and (b) the relative amounts of interest earning assets and interest-bearing liabilities. The Bank's interest rate spread is also affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Bank's net income is also affected by the generation of non-interest income, which primarily consists of fees and service charges. In addition, net income is affected by the level of operating expenses and provisions for loan loss.

     The  operations  of  financial   institutions,   including  the  Bank,  are
significantly affected by prevailing economic conditions, competition, regulatory policies, and the monetary and fiscal policies of the U. S.
Government and government agencies. Lending activities are influenced by the demand for, and supply of housing, competition among lenders, the level of interest rates and availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest primarily on competing investments, account maturities and the levels of personal income and savings in the market area of the Bank.

ASSET/LIABILITY MANAGEMENT

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

     Interest Rate Risk. The Bank seeks to maximize its net interest margin within an acceptable level of interest rate risk. Interest rate risk can be defined as the change in the Bank's net portfolio value resulting from favorable or unfavorable movements in interest rates. Interest rate risk, or sensitivity, arises when the maturity or repricing characteristics of assets differ significantly from the maturity of repricing characteristics of liabilities.

     The following table sets forth the Bank's interest rate repricing gaps for selected maturity periods at September 30, 2001.

                                                         RATE SENSITIVITY PERIOD
                                          -----------------------------------------------------------
                                          1-180        181-365        1-2        OVER 2
                                          DAYS          DAYS         YEARS        YEARS        TOTAL
                                          -----------------------------------------------------------
                                                                (IN THOUSANDS)
Earning assets:
   Loans:
     Fixed-rate.........................  $  4,563   $   4,197    $  8,036      $ 22,470      $39,266
     Variable rate......................    19,826       6,623       3,500         7,792       37,741
Securities:
     Fixed-rate (1).....................       679         255       1,337         8,117       10,388
     Variable rate (2)..................    31,045         180          --            --       31,225
                                          -----------------------------------------------------------
     Total earning assets...............    56,113      11,255      12,873        38,379      118,620
                                          -----------------------------------------------------------

Interest-bearing liabilities:
  Time deposits.........................    26,601      18,474      10,484         9,528       65,087
  NOW and money market deposits (3).....     2,784       2,784          --        16,683       22,251
  Savings deposits (3)..................       538         538          --         6,535        7,611
  Borrowings............................     4,662       4,200       1,000         3,000       12,862
                                          -----------------------------------------------------------
     Total interest-bearing liabilities.    34,585      25,996      11,484        35,746      107,811
                                          -----------------------------------------------------------
     Incremental asset (liability) gap..    21,528     (14,741)      1,389         2,633       10,809
                                          -----------------------------------------------------------
     Cumulative asset (liability) gap...    21,528       6,787       8,176        10,809       10,809
                                          -----------------------------------------------------------

------------
(1) Maturity of mortgage-backed and asset-backed securities are presented on the current estimated cash flows.
(2) Maturity of callable securities are presented on the call dates based on management's estimates and historical experience in the current interest rate environment. (3) Historically the Bank's NOW accounts and savings deposits have been relatively insensitive to interest rate changes. However, the Bank considers a portion of savings deposits to be rate sensitive based on historical growth trends and management's expectations.

     While the gap analysis provides an indication of interest rate sensitivity, experience has shown that it does not fully capture the true dynamics of interest rate changes. Essentially, the analysis presents only a static measurement of asset and liability volumes based on contractual maturity, cash flow estimates or repricing opportunity. It fails to reflect the difference in the timing and degree of repricing of assets and liabilities due to interest rate changes. To better measure interest rate risk (IRR), the Bank monitors sensitivity of its net portfolio value (NPV). NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point change in market interest rates. The following table presents the Bank's NPV at September 30, 2001, as calculated by the OTS, based on information provided to the OTS by the Bank.

                                                                 PERCENT OF                           CHANGE IN
           CHANGE INTEREST      ESTIMATED        AMOUNT OF        ESTIMATED            NPV          NPV RATIO (4)
        RATES (BASIS POINTS)       NPV          CHANGE (1)         NPV (2)          RATIO (3)      (BASIS POINTS)
-----------------------------------------------------------------------------------------------------------------
                                                                (DOLLARS IN THOUSANDS)
                +300 bp          15,038           -560              -4%             11.77%             -20 bp
                +200 bp          15,325           -273              -2%             11.91%              -6 bp
                +100 bp          15,537            -61               0%             12.00%              +2 bp
                   --            15,598                                             11.97%
                -100 bp          15,231           -367              -2%             11.65%             -32 bp
                -200 bp          14,828           -770              -5%             11.30%             -67 bp

------------
(1) Represents the excess (deficiency) of the estimated NPV assuming the indicated change in interest rates minus the estimated NPV assuming no change in interest rates.
(2) Calculated as the amount of change in the estimated NPV divided by the estimated NPV assuming no change in interest rates.
(3)  Calculated as the estimated NPV divided by total assets.
(4) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming to change in interest rates.

     A principle objective of the Bank's asset/liability management effort is to balance the various factors that generate interest rate risk, thereby maintaining the interest rate sensitivity of the Bank within acceptable risk levels. To manage interest rate risk, the Bank assesses its current risk position in light of interest rate forecasts and develops and implements specific lending, funding and investment strategies. The Bank may also use derivative financial instruments, including interest rate swaps, caps, floors, futures and options, to manage interest rate risk. To date such instruments have not been utilized.

     There has not been any adverse change in the Bank's interest rate sensitivity since September 30, 2000.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Company's total assets decreased by $13.19 million, or 9.40%, from $140.22 million at September 30, 2000 to $127.03 million at September 30, 2001. The decrease in total assets resulted primarily from a decrease in investment securities and mortgage-backed and related securities of $29.61 million, which was partially offset by an increase in federal funds sold of $7.35 million, an increase in loans receivable, net, of $6.50 million, and an increase in cash and cash equivalents of $3.06 million.

     Investment securities and mortgage-backed and related securities totaling $29.33 million at September 30, 2001, consisted of $12.60 million in securities classified as available for sale and $16.73 million in securities classified as held to maturity. Loans receivable, net, increased $6.50 million as a result of an excess of new loan originations and purchases over repayments and refinances.

     The Company experienced an increase in deposits during fiscal 2001 of $9.92 million, or 11.16%, from $88.90 million at September 30, 2000 to $98.82 million at September 30, 2001. Repurchase agreements decreased $2.46 million, or 44.24%, from $5.56 million at September 30, 2000 to $3.10 million at September 30, 2001.

     Federal Home Loan Bank advances have decreased from $31.36 million at September 30, 2000 to $9.76 million at September 30, 2001.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 2001 AND SEPTEMBER 30, 2000

     Net Earnings. The Company had net earnings of $913,000 for the year ended September 30, 2001, as compared to $890,000 for the year ended September 30, 2000. As discussed below, the increase in net earnings of $23,000 was primarily the result of a $367,000 increase in net interest income, partially offset by a $223,000 increase in the provision for loan loss, a $90,000 increase noninterest expense and a $11,000 decrease in noninterest income.

     Net Interest Income. Net interest income increased by $367,000, or 9.77%, from $3.76 million for the year ended September 30, 2000 to $4.13 million for the year ended September 30, 2001. Average interest-earning assets increased $2.41 million, or 1.86%, while average interest-bearing liabilities increased $614,000, or 0.52%. During this same period, the interest rate spread increased from 2.47% for the year ended September 30, 2000 to 2.64% for the year ended September 30, 2001.

     Interest Income. Interest income increased by $327,000, or 3.42%, from $9.58 million for the year ended September 30, 2000 to $9.90 million for the year ended September 30, 2001. This increase was due primarily to an increase in the average outstanding balance of interest-earning assets. Total average interest-earning assets increased $2.41 million during the year ended September 30, 2001. At the same time the overall yield on interest-earning assets increased 11 basis points from 7.38% for the year ended September 30, 2000 to 7.49% for the year ended September 30, 2001.

     Interest Expense. Interest expense decreased by $40,000, or 0.69%, from $5.82 million for the year ended September 30, 2000 to $5.78 million for the year ended September 30, 2001. The decrease was primarily the result of a $3.78 million decrease in the average outstanding balances of repurchase agreements. At the same time, the average cost of interest-bearing liabilities decreased 6 basis points from 4.91% for the year ended September 30, 2000 to 4.85% for the year ended September 30, 2001.

     Provision for Losses on Loans. The Bank increased its provision for loan losses by $223,000 during the year ended September 30, 2001, from $45,000 for the year ended September 30, 2000 to $268,000 for the year ended September 30, 2001. This increase was primarily due to an increase in classified assets, and an increase in the volume of consumer loans, primarily automobile loans, which have a higher degree of credit risk.

     At September 30, 2001, nonperforming assets totaled $598,000 as compared to $611,000 at September 30, 2000. The allowance represented 0.86% of total loans at September 30, 2001 and 0.73% at September 30, 2000. As a percentage of nonperforming assets, the allowance represented 112.21% at September 30, 2001 and 84.94% at September 30, 2000. Nonperforming assets consist of foreclosed/repossessed assets and nonperforming loans. Nonperforming loans consist of nonaccruing loans and accruing loans 90 days or more past due.

     The allowance for loan losses is maintained at an amount considered adequate to provide for probable losses. The allowance for loan losses is based on periodic analysis of the loan portfolio by management. In this analysis, management considers factors including but not limited to, specific occurrences, general economic conditions, loan portfolio composition, and historical experience. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. Management believes that the allowance for loan losses is adequate. While management used available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require additions to the allowance based on their judgment about information available to them at the time of their examination.

     Noninterest Income. Total noninterest income decreased by $11,000, or 1.39%, from $782,000 for the year ended September 30, 2000 to $771,000 for the year ended September 30, 2001. This decrease was primarily due to a $58,000 increase in the provision for loss on investment securities, partially offset by a $31,000 increase in fees and service charges, and an $18,000 increase on the gains on the sales of securities and foreclosed real estate.

     Noninterest Expense. Noninterest expense increased $90,000, or 2.95%, from $3.07 million for the year ended September 30, 2000 to $3.16 million for the year ended September 30, 2001. This increase was primarily due to a $51,000 increase in compensation and employee benefits; a $20,000 increase in data processing expense; and a $86,000 increase in other noninterest expense, primarily due to an increase in office supplies and an increase in the expense to insure the Bank's interest in its increased automobile lending activity. These increases were partially offset by a $50,000 decrease in the advertising expense, a $9,000 decrease in federal deposit insurance premium expense, and an $8,000 decrease in occupancy expense.

     Income Tax Expense. Income tax expense increased by $20,000, or 3.73%, from $539,000 for the year ended September 30, 2000 to $559,000 for the year ended September 30, 2001.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 2000 AND SEPTEMBER 30, 1999

     Net Earnings. The Company had net earnings of $890,000 for the year ended September 30, 2000, as compared to $770,000 for the year ended September 30, 1999. As discussed below, the increase in net earnings of $119,000 was primarily the result of a $215,000 increase in noninterest income, a $135,000 increase in net interest income, and a $53,000 decrease in the provision for loan losses, partially offset by a $218,000 increase in noninterest expense.

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

     Interest Income. Interest income increased by $819,000, or 9.36%, from $8.76 million for the year ended September 30, 1999 to $9.58 million for the year ended September 30, 2000. This increase was due primarily to an increase in the average outstanding balance of interest-earning assets. Total average interest-earning assets increased $6.40 million during the year ended September 30, 2000. At the same time the overall yield on interest-earning assets increased 28 basis points from 7.10% for the year ended September 30, 1999 to 7.38% for the year ended September 30, 2000.

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

     Noninterest Income. Total noninterest income increased by $215,000, or 37.97%, from $567,000 for the year ended September 30, 1999 to $782,000 for the year ended September 30, 2000. This increase was primarily due to a $67,000 increase in fees and service charges, primarily due to an $83,000 increase in deposit related fees, partially offset by an $18,000 decrease in loan related fees; and a $23,000 increase in income on non-deposit related services. In addition, the gain on the sales of securities and foreclosed real estate increased $56,000, from a loss of $4,000 for the year ended September 30, 1999 to gains of $52,000 for the year ended September 30, 2000. There was also a $70,000 decrease in the provision for loss on securities, from $83,000 for the year ended September 30, 1999 to $13,000 for the year ended September 30, 2000.

     Noninterest Expense. Noninterest expense increased $218,000, or 7.65%, from $2.85 million for the year ended September 30, 1999 to $3.07 million for the year ended September 30, 2000. This increase was primarily due to a $78,000 increase in compensation and employee benefits; a $60,000 increase in occupancy expense; a $41,000 increase in advertising expense to promote the internet banking product; and a $63,000 increase in other noninterest expense, primarily due to a decrease in income on the sale of foreign currency, and professional service. These increases were partially offset by a $24,000 decrease in federal deposit insurance premiums.

     Income Tax Expense. Income tax expense increased by $66,000, or 14.09%, from $473,000 for the year ended September 30, 1999 to $539,000 for the year ended September 30, 2000.

ALLOWANCE FOR LOAN LOSSES

     In originating loans, the Company recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. It is management's policy to maintain an adequate allowance for loan losses based on, among other things, the Company's historical loan loss experience, evaluation of economic conditions, regular reviews of delinquencies and loan portfolio quality. The Company increases its allowance for loan losses by charging provisions for loan losses against the Company's income. Management will continue to actively monitor the Company's asset quality and allowance for loan losses. Management will charge off loans and properties acquired in settlement of loans against the allowance for losses on such loans and such properties when appropriate and will provide specific loss allowance when necessary. Although management believes it uses the best information available to make determinations with respect to the allowance for losses, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used in making the initial determination.

     The following table reflects the activity in the allowance for loan losses.

                                                                                 AT OR FOR THE
                                                                           YEAR ENDED SEPTEMBER 30,
                                                                         ----------------------------
                                                                          2001                   2000
                                                                          ----                   ----
                                                                             (DOLLARS IN THOUSANDS)

         Balance at beginning of the year............................  $     519                 $   555
         Provision for losses........................................        268                      45

         Charge-offs.................................................       (163)                   (106)
         Recoveries..................................................         47                      25
                                                                       ---------                 -------
              Net charge-offs........................................       (116)                    (81)
                                                                       ---------                 -------
         Balance at end of the year..................................  $     671                 $   519
         Ratio of net charge-offs to average loans
            outstanding during the period............................      0.15%                    0.13%
                                                                       --------                  -------
         Ratio of allowance for loan losses to total loans...........      0.86%                    0.73%
                                                                       --------                  -------

NON-PERFORMING ASSETS

     Non-performing assets totaled $598,000 at September 30, 2001 compared to $611,000 at September 30, 2000.

     Non-performing assets are summarized in the following table.

                                                                           YEAR ENDED SEPTEMBER 30,
                                                                          ---------------------------
                                                                          2001                   2000
                                                                          ----                   ----
                                                                             (DOLLARS IN THOUSANDS)
         Nonperforming loans.........................................  $     428                 $   403
         Foreclosed assets...........................................        170                     208
                                                                       ---------                 -------
              Total nonperforming assets.............................  $     598                 $   611

         Nonperforming assets to total assets........................      0.47%                   0.48%
                                                                       --------                  ------
         Nonperforming assets to total loans.........................      0.74%                   0.86%
                                                                       --------                  ------
         Allowance for loan losses to nonperforming loans............    156.78%                 128.78%
                                                                       --------                  ------

     The nonperforming loans reflected above consist of non-accruing loans and accruing loans 90 days or more past due.

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

     The table also presents information for the periods indicated with respect to the differences between the weighted average yield earned on interest-earning assets and weighted average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets," which is its net interest income divided by the average balance of interest-earning assets or "net interest margin." Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

                                                                                FOR THE YEAR ENDED  SEPTEMBER 30,
                                                                    ----------------------------------------------------------
                                            AT SEPTEMBER 30, 2001              2001                              2000
                                            ---------------------   -----------------------------    -------------------------
                                                         AVERAGE                          AVERAGE                      AVERAGE
                                                          YIELD/    AVERAGE                YIELD/    AVERAGE            YIELD/
                                            BALANCE        COST     BALANCE     INTEREST    COST     BALANCE  INTEREST   COST
                                            -------      -------    -------     --------  -------    -------  -------- -------
                                                                                     (DOLLARS IN THOUSANDS)
Interest-earning assets:
    Loans receivable (1)..................  $   77,257     8.48%    $  74,991  $   6,508     8.68%   $ 62,045  $ 5,386   8.68%
    Marketable securities (2).............      20,778     6.23        40,948      2,621     6.40      48,044    3,119   6.49
    Mortgage-backed securities and
        related securities................       8,555     6.39        10,223        649     6.35      13,433      860   6.40
    Other.................................      15,108     3.22         6,028        124     2.06       6,255      210   3.36
                                            ----------    -----     ---------  ---------    -----    --------  -------  -----
        Total interest-earning assets.....     121,698     7.30       132,190      9,902     7.49     129,777    9,575   7.38
                                                                               ---------                       -------
Noninterest-earning assets................       5,334                  5,573                           6,164
                                            ----------              ---------                        --------
        Total assets......................  $  127,032              $ 137,763                        $135,941
                                            ==========              =========                        ========

Interest-bearing liabilities:
  Deposits:
    NOW accounts..........................  $   10,196     0.50%    $   9,107  $      97     1.07%   $  9,116      150   1.65
    Passbook accounts.....................       7,628     1.05         7,901        134     1.70       8,238      155   1.88
    Money market accounts.................      12,051     2.32        12,631        400     3.17      13,463      510   3.79
    Certificate accounts..................      65,087     5.32        59,336      3,424     5.77      53,745    2,959   5.51
  Borrowings:
    FHLB advances.........................       9,760     4.31        28,445      1,513     5.72      26,466    1,615   6.10
    Other borrowed money..................       3,102     4.52         3,636        208     5.72       7,415      427   5.76
                                            ----------    -----     ---------  ---------    -----    --------  -------  -----
        Total interest-bearing
          liabilities.....................     107,824     4.11       119,056      5,776     4.85     118,443    5,816   4.91
Noninterest-bearing liabilities...........       5,180                  5,249   ========                4,699  =======
                                            ----------              ---------                        --------
        Total liabilities.................     113,004                124,305                         123,142
Stockholders' equity......................      14,028                 13,458                          12,799
                                            ----------              ---------                        --------
        Total liabilities and
          stockholders' equity............  $  127,032              $ 137,763                        $135,941
                                            ==========              =========                        ========

Net interest income.......................                                     $   4,126                       $   3,759
                                                                               =========                       =========
Interest rate spread......................                 3.19%                             2.64%                       2.47%
                                                          =====                             =====                        =====
Net interest margin.......................                 3.67%                             3.12%                       2.90%
                                                          =====                             =====                        =====
Ratio of average interest-earning
   assets  to average interest-bearing
   liabilities............................               112.87%                           111.03%                         109.57%
                                                         ======                            ======                          ======

____________
(1) Average balance of non-accruing loans are included in the average balance of loans receivable. Loan fees included in interest income are not material.
(2) Interest on tax exempt investments is not presented at the tax equivalent yield.

RATE/VOLUME ANALYSIS

     The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (a) changes in volume (change in volume multiplied by the old rate); and (b) changes in rates (change in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and change due to rate.

                                                         YEAR ENDED SEPTEMBER 30,
                                     -----------------------------------------------------------------
                                        2001       VS.       2000          2000      VS.       1999
                                     -----------------------------------------------------------------
                                           INCREASE (DECREASE)                  INCREASE (DECREASE)
                                                 DUE TO                               DUE TO
                                     -----------------------------------------------------------------
                                     VOLUME      RATE       TOTAL      VOLUME      RATE        TOTAL
                                     ------      ----       -----      ------      ----        ------
                                                            (IN THOUSANDS)
Interest income:
  Loans receivable...............   $ 1,122   $      --    $1,122     $    590    $  159     $   749
  Marketable securities..........      (456)        (42)    (498)          118        23         141
  Mortgage-backed securities and
      related securities.........      (204)         (7)    (211)         (198)       37        (161)
  Other..........................        (8)        (78)     (86)           21        69          90
                                    -------   ---------    -----      --------    ------     -------
       Total interest-earning
         assets..................       454        (127)     327           531       288         819

Interest expense:
  Deposits:
    NOW accounts.................        --         (53)     (53)          (35)       54          19
    Passbook accounts............        (6)        (15)     (21)            6        19          25
    Money market accounts........       (31)        (79)    (110)           66        66         132
    Certificate accounts.........       320         145      465          (111)      (11)       (122)

  Borrowings:
    FHLB advances................        (1)       (101)    (102)          221       231         452
    Other borrowed money.........      (216)         (3)    (219)          146        32         178
                                    -------   ---------    -----      --------    ------     -------
      Total interest-bearing
        liabilities..............        66        (106)     (40)          293       391         684
                                    -------   ---------    -----      --------    ------     -------

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

     The primary lending activities of the Company are the origination of one-to four family loans, the origination of consumer loans and the purchase of securities. During the years ended September 30, 2001 and 2000, the Bank's loan originations totaled $29.83 million and $26.34 million, respectively. The Company purchased investment securities and mortgage-backed and related securities during the years ended September 30, 2001, and 2000 of $6.22 million and $16.15 million, respectively.

     The primary financing activity of the Company is the attraction of deposits. During the year ended September 30, 2001, the Bank experienced a net increase in deposits of $9.92 million. During the year ended September 30, 2000, the Bank experienced a net increase in deposits of $789,000.

     During the year ended September 30, 2001, the Bank continued to be active in the area of repurchase agreements. Repurchase agreements at September 30, 2001 totaled $3.10 million compared to a total of $5.56 million at September 30, 2000.

     At September 30, 2001, the FHLB advances are secured by the FHLB stock and a blanket pledge of residential loans, and government agency securities. Under the agreement, the Bank must maintain eligible collateral in amounts exceeding 120 percent of the outstanding advances. At September 30, 2001, the Bank had $9.76 million in advances outstanding with the FHLB.

     The Company's most liquid assets are cash and cash equivalents, which consist of short-term highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash and interest-bearing deposits. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At September 30, 2001 and 2000, cash and cash equivalents totaled $7.59 million and $4.53 million, respectively.

     The Bank anticipates that it will have sufficient funds available to meet its current commitments. At September 30, 2001, the Bank had commitments to originate/purchase loans of $1.15 million. Certificates of deposits which are scheduled to mature in one year or less at September 30, 2001, totaled $44.90 million. Management believes that a significant portion of such deposits will remain with the Bank.

     At September 30, 2001, the Bank exceeded each of the three regulatory capital requirements.

IMPACT OF INFLATION AND CHANGING PRICES

     The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do no necessarily move in the same direction or to the same extent as the price of goods and services.

STOCK REPURCHASES

     During the year ended September 30, 2001, the Company repurchased 24,033 shares which are held as treasury stock and repurchased an additional 15,524 shares which were retired. The Board of Directors has previously authorized the repurchase of up to an additional 64,007 shares. Periodic share repurchase programs have been authorized by the Board of Directors as a means of enhancing shareholder value by improving earnings per share and return on equity. In addition, at the current trading price for the Common Stock relative to its book value, the Common Stock represents an attractive investment for the Company.

     Assuming all shares of Common Stock repurchased during the year ended September 30, 2001 had remained outstanding, basic and diluted earnings per share would have been $.93 and $.88 for the year ended September 30, 2001. These pro forma numbers reflected an earnings credit equal to the average yield on securities times the repurchased amount, less applicable income taxes.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

     In September 2000, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Management adopted SFAS No. 140 effective April 1, 2001, as required, without material effect on the Company's financial position or results of operations.

     In June 2001, the FASB issued SFAS No. 141 "Business Combinations," which requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. The pooling-of-interests method of accounting is prohibited except for combinations initiated before June 30, 2001. The remaining provisions of SFAS No. 141 relating to business combinations accounted for by the purchase method, including identification of intangible assets, accounting for negative goodwill, financial statement presentation and disclosure, are effective for combinations completed after June 30, 2001.

     In June 2001, the FASB issued SFAS No. 142 "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises. All goodwill should be assigned to reporting units that are expected to benefit from the goodwill. Goodwill impairment should be tested with a two-step approach. First, the fair value of the reporting unit should be compared to its carrying value, including goodwill. If the reporting unit's carrying value exceeds its fair value, then any goodwill impairment should be measured as the excess of the goodwill's carrying value over its implied fair value. The implied fair value of goodwill should be calculated in the same manner as goodwill is calculated for a business combination, using the reporting unit's fair value as the "purchase price." Therefore, the goodwill's implied fair value will be the excess of the "purchase price" over the amounts allocated to assets, including unrecognized intangible assets, and liabilities of the reporting unit. Goodwill impairment losses should be reported in the income statement as a separate line item within operations, except for such losses included in the calculation of a gain or loss from discontinued operations.

     An acquired intangible asset, other than goodwill, should be amortized over its useful economic life. The useful life of an intangible asset is indefinite if it extends beyond the foreseeable horizon. If an asset's life is indefinite, the asset should not be amortized until the life is determined to be finite. Intangible assets being amortized should be tested for impairment in accordance with SFAS No. 121. Intangible assets not being amortized should be tested for impairment annually and whenever there are indicators of impairment, by comparing the asset's fair value to its carrying amount.

     SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early adoption is permitted for companies with fiscal years beginning after March 15, 2001, but only if the first quarter financial statements have not previously been issued. SFAS No. 142 is not expected to have a material effect on the Corporation's financial position or results of operations.

     In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS No. 143 is not expected to have a material effect on the Company's financial position or results of operations.

     In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Statement supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business. This Statement also amends ARB No. 51 "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. SFAS No. 144 is not expected to have a material effect on the Company's financial position or results of operations.

                        CONSOLIDATED FINANCIAL STATEMENTS
                  FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

                                                                            PAGE

Independent Auditors' Report.................................................16

Consolidated Statements of Financial Condition
  September 30, 2001 and 2000................................................17

Consolidated Statements of Income for the years ended
  September 30, 2001 and 2000................................................18

Consolidated Statements of Stockholders' Equity for the years ended
  September 30, 2001 and 2000................................................19

Consolidated Statements of Cash Flows for the years ended
  September 30, 2001 and 2000................................................21

Notes to Consolidated Financial Statements  .................................23

[LOGO OF MCGLADREY & PULLEN, LLP]


                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
First Federal Bancorporation
Bemidji, Minnesota


We have audited the accompanying consolidated statements of financial condition of First Federal Bancorporation and subsidiaries (the Company) as of September 30, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Federal Bancorporation and subsidiaries as of September 30, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.




                                            /s/ MCGLADREY & PULLEN, LLP




Duluth, Minnesota
October 26, 2001

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2001 AND 2000

                                                                                  2001                 2000
-------------------------------------------------------------------------------------------------------------------
ASSETS
Cash                                                                             $   1,681,380         $  1,495,072
Interest-Bearing Deposits with Banks                                                 5,913,452            3,037,224
                                                                                 ----------------------------------
     CASH AND CASH EQUIVALENTS                                                       7,594,832            4,532,296

Federal Funds Sold                                                                   7,352,000                    -
Available-for-Sale Securities                                                       12,605,500           25,210,541
Held-to-Maturity Securities                                                         16,726,958           33,734,853
Loans Receivable, less allowance for loan losses
  $671,174 in 2001 and $519,083 in 2000                                             77,257,046           70,753,934
Federal Home Loan Bank Stock, at cost                                                1,842,100            1,568,400
Foreclosed Real Estate, net                                                            170,371              207,781
Accrued Interest Receivable                                                            887,570            1,112,226
Premises and Equipment, net                                                          1,994,914            2,165,511
Other Assets                                                                           601,104              932,955
                                                                                 ----------------------------------
                                                                                 $ 127,032,395         $140,218,497
                                                                                 ==================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                                         $  98,820,683         $ 88,899,733
Borrowings                                                                          12,861,694           36,925,367
Advance Payments by Borrowers for Taxes and Insurance                                  186,543              201,624
Accrued Interest Payable                                                               512,729              629,902
Accrued Expenses and Other Liabilities                                                 622,713              748,529
                                                                                 ----------------------------------
     TOTAL LIABILITIES                                                             113,004,362          127,405,155
                                                                                 ----------------------------------
Commitments and Contingencies

Stockholders' Equity
Common stock ($.01 par value); authorized 4,000,000 shares;
  issued 1,264,628 and 1,280,152 shares in 2001 and 2000                                12,646               12,802
Additional paid-in capital                                                           5,335,929            5,342,404
Retained earnings, subject to certain restrictions                                  10,511,686            9,677,265
Accumulated other comprehensive income (loss)                                          153,251             (335,392)
Unearned employee stock ownership plan shares                                         (207,000)            (276,000)
Treasury stock, at cost, 349,437 and 320,338 shares
  in 2001 and 2000                                                                  (2,428,336)          (2,213,893)
Deferred compensation payable in common stock                                          649,857              606,156
                                                                                 ----------------------------------
     TOTAL STOCKHOLDERS' EQUITY                                                     14,028,033           12,813,342
                                                                                 ----------------------------------
                                                                                 $ 127,032,395         $140,218,497
                                                                                 ==================================

See Notes to Consolidated Financial Statements.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED SEPTEMBER 30, 2001 AND 2000

                                                                                  2001                 2000
-------------------------------------------------------------------------------------------------------------------
Interest Income
  Loans receivable                                                                 $ 6,507,555          $ 5,385,699
  Mortgage-backed and related securities                                               648,919              861,290
  Other marketable securities                                                        2,621,052            3,117,598
  Interest-bearing deposits with banks                                                  33,348              114,184
  Dividends                                                                             91,324               96,397
                                                                                   --------------------------------
                                                                                     9,902,198            9,575,168
                                                                                   --------------------------------
Interest Expense
  Deposits                                                                           4,054,550            3,774,510
  Borrowings                                                                         1,721,513            2,041,827
                                                                                   --------------------------------
                                                                                     5,776,063            5,816,337
                                                                                   --------------------------------
     NET INTEREST INCOME                                                             4,126,135            3,758,831

Provision for Loan Losses                                                              267,719               44,804
                                                                                   --------------------------------
     NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                             3,858,416            3,714,027
                                                                                   --------------------------------
Noninterest Income
  Fees and service charges                                                             683,841              652,738
  Loss on impairment of securities available-for-sale                                  (71,410)             (13,167)
  Gain on sales of securities                                                               --                9,453
  Gain on sales of foreclosed real estate                                               69,836               42,421
  Other income                                                                          89,062               90,784
                                                                                   --------------------------------
                                                                                       771,329              782,229
                                                                                   --------------------------------
Noninterest Expense
  Compensation and employee benefits                                                 1,711,413            1,660,662
  Occupancy                                                                            568,107              575,561
  Federal deposit insurance premiums                                                    17,534               26,720
  Data processing                                                                       97,449               77,152
  Advertising                                                                          112,694              162,979
  Other expenses                                                                       650,589              564,249
                                                                                   --------------------------------
                                                                                     3,157,786            3,067,323
                                                                                   --------------------------------
     INCOME BEFORE INCOME TAX EXPENSE                                                1,471,959            1,428,933

Income Tax Expense                                                                     559,399              539,291
                                                                                   --------------------------------
     NET INCOME                                                                    $   912,560          $   889,642
                                                                                   ================================

Earnings per Common Share
  Basic                                                                            $      0.93          $      0.83
                                                                                   ================================
  Diluted                                                                          $    $ 0.89          $      0.82
                                                                                   ================================

See Notes to Consolidated Financial Statements.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended September 30, 2001 and 2000

                                                                                     Additional
                                                        Comprehensive     Common       Paid-In       Retained
                                                           Income         Stock        Capital       Earnings
--------------------------------------------------------------------------------------------------------------
Balance, September 30, 1999                                               $ 14,311   $ 5,971,251
                                                                                                    $ 9,260,477
Comprehensive income:
  Net income                                             $   889,642             -             -        889,642
  Change in net unrealized gain (loss) on
    securities available for sale, net of
    tax effect                                                   456             -             -              -
                                                         -----------
      Comprehensive income                               $   890,098
                                                         ===========

Increase in deferred compensation
  payable in common stock                                                        -             -              -
Settlement of deferred compensation
  payable in common stock                                                        -             -              -
Purchase of treasury stock                                                       -             -              -
Purchase and retirement of common stock                                     (1,509)     (668,561)      (472,854)
Amortization of management recognition plan                                      -         3,000              -
Earned employee stock ownership plan shares                                      -        36,714              -
                                                                          ----------------------    -----------

Balance, September 30, 2000                                                 12,802     5,342,404      9,677,265

Comprehensive income:
  Net income                                             $   912,560             -             -        912,560
  Change in net unrealized gain (loss) on
    securities available for sale, net of
    tax effect                                               488,643             -             -              -
                                                         -----------
      Comprehensive income                               $ 1,401,203
                                                         ===========

Increase in deferred compensation
  payable in common stock                                                        -             -              -
Settlement of deferred compensation
  payable in common stock                                                        -             -              -
Purchase of treasury stock                                                       -             -              -
Purchase and retirement of common stock                                       (156)      (68,773)       (78,139)
Earned employee stock ownership plan shares                                      -        62,298              -
                                                                          ----------------------    -----------
Balance, September 30, 2001                                               $ 12,646   $ 5,335,929    $10,511,686
                                                                          ======================    ===========

See Notes to Consolidated Financial Statements.

                                               Unearned                              Deferred
                                Accumulated    Employee      Unearned              Compensation
                                   Other         Stock      Management              Payable in
                                Comprehensive  Ownership   Recognition    Treasury    Common
                                Income (Loss) Plan Shares  Plan Shares     Stock       Stock        Total
------------------------------------------------------------------------------------------------------------
Balance, September 30, 1999       $(335,848)  $(345,000)   $(94,444)   $(1,989,226)  $ 579,840   $13,061,361

Comprehensive income:
  Net income                              -           -           -              -           -       889,642
  Change in net unrealized
    gain (loss) on securities
    available for sale, net
    of tax effect                       456           -           -              -           -           456

      Comprehensive income

Increase in deferred
  compensation payable in
  common stock                            -           -           -        (76,546)     76,546             -
Settlement of deferred
  compensation payable in
  common stock                            -           -           -         50,230     (50,230)            -
Purchase of treasury stock                -           -           -       (198,351)          -      (198,351)
Purchase and retirement
  of common stock                         -           -           -              -           -    (1,142,924)
Amortization of management
   recognition plan                       -           -      94,444              -           -        97,444
Earned employee stock
  ownership plan shares                   -      69,000           -              -           -       105,714
                                ----------------------------------------------------------------------------
Balance, September 30, 2000        (335,392)   (276,000)          -     (2,213,893)    606,156    12,813,342


Comprehensive income:
  Net income                              -           -           -              -           -       912,560
  Change in net unrealized
    gain (loss) on  securities
    available for sale, net
    of tax effect                   488,643           -           -              -           -       488,643

Increase in deferred
    compensation payable
    in common stock                       -           -           -        (59,288)     59,288             -
  Settlement of deferred
    compensation payable in
    common stock                          -           -           -         15,587     (15,587)            -
  Purchase of treasury stock              -           -           -       (170,742)          -      (170,742)
  Purchase and retirement of
    common stock                          -           -           -              -           -      (147,068)
  Earned employee stock
    ownership plan shares                 -      69,000           -              -           -       131,298
                                ----------------------------------------------------------------------------
Balance, September 30, 2001       $ 153,251   $(207,000)   $      -    $(2,428,336)  $ 649,857   $14,028,033
                                ============================================================================

                  FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2001 AND 2000

                                                                                        2001                2000
-------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
  Net income                                                                                 $ 912,560           $ 889,642
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Provisions for loan losses                                                                 267,719              44,804
    Gain on sale of foreclosed real estate                                                     (69,836)            (42,421)
    Depreciation and amortization                                                              322,611             291,745
    Amortization of premium and discount, net                                                  (44,959)            (72,069)
    (Increase) decrease in accrued interest receivable                                         224,656             (36,827)
    Increase (decrease) in accrued interest payable                                           (117,173)             52,317
    Loss on sale of securities and provisions for loss on
      securities available-for-sale                                                             71,410               3,714
    Increase in other assets                                                                    (7,715)           (155,268)
    Increase (decrease) in accrued expenses and other liabilities                             (125,816)             52,378
    Increase in deferred compensation payable in common stock                                   59,288              76,546
    Earned ESOP shares priced above original cost                                               62,298              39,714
    Decrease in unearned ESOP shares                                                            69,000              69,000
    Decrease in unamortized restricted stock                                                         -              94,444
                                                                                          --------------------------------
       NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES                                       1,624,043           1,307,719
                                                                                          --------------------------------
Cash Flows from Investing Activities
  Net increase in loans receivable                                                          (7,125,638)        (13,541,797)
  Purchase of securities available for sale                                                 (6,217,170)        (16,152,350)
  Net increase in federal funds sold                                                        (7,352,000)                  -
  Purchase of Federal Home Loan Bank stock                                                    (273,700)           (320,400)
  Purchase of premises and equipment                                                          (152,014)           (333,393)
  Proceeds from maturities/sales of securities available-for-sale                           15,972,170          18,626,823
  Proceeds from maturities of securities held to maturity                                   17,000,000                   -
  Principal payments on mortgage-backed and related
    securities available for sale                                                            3,639,214           3,655,919
  Principal payments on mortgage-backed and related
    securities held to maturity                                                                 20,480              73,779
  Proceeds from sale of foreclosed real estate                                                 462,053              22,939
                                                                                          --------------------------------
       NET CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES                            15,973,395          (7,968,480)
                                                                                          --------------------------------
Cash Flows from Financing Activities
  Net increase in deposits                                                                   9,920,950             788,975
  Increase (decrease) in advance payments by borrowers
    for taxes and insurance                                                                    (15,081)             15,501
  Net increase (decrease) in repurchase agreements                                          (2,460,475)            860,677
  FHLB long-term advances                                                                    7,000,000                   -
  Repayment of long-term FHLB advances                                                               -         (24,036,845)
  Net increase (decrease) in short-term FHLB advances                                      (28,603,198)         30,443,198
  Purchase of treasury stock                                                                  (230,030)           (274,897)
  Purchase and retirement of common stock                                                     (147,068)         (1,142,924)
                                                                                          --------------------------------
       NET CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES                           (14,534,902)          6,653,685
                                                                                          --------------------------------
                                                      (Continued)

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2001 AND 2000

                                                                                      2001                 2000
--------------------------------------------------------------------------------------------------------------------
     NET INCREASE (DECREASE) IN CASH
       AND CASH EQUIVALENTS                                                        $ 3,062,536          $   (7,076)

Cash and Cash Equivalents
  Beginning of year                                                                 4,532,296            4,539,372
                                                                                   --------------------------------
  End of year                                                                      $ 7,594,832          $ 4,532,296
                                                                                   ================================
Supplemental Disclosures of Cash Flow Information
  Cash paid during the year for:
    Interest                                                                       $ 5,893,236          $ 5,764,020
                                                                                   ================================
    Income taxes                                                                   $   699,000          $   585,000
                                                                                   ================================
Supplemental Schedule of Noncash Investing and
  Financing Activities
  Net change in unrealized gain (loss) on securities
    available for sale                                                             $   488,643          $       456
                                                                                   ================================
  Loans receivable exchanged for other real estate sold                            $    71,900          $         -
                                                                                   ================================
  Real estate acquired in settlement of loan                                       $   426,707          $   198,981
                                                                                   ================================
  Stock issued in settlement of deferred compensation obligation                   $    15,587          $    50,230
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

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF FINANCIAL STATEMENT PRESENTATION AND ACCOUNTING ESTIMATES: The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant change in the near-term relates to the determination of the allowance for loan losses.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements included herein are for the Company, the Bank, and the Bank's wholly-owned subsidiary, First Federal Service Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

CASH EQUIVALENTS AND CASH FLOWS: Cash equivalents primarily represent amounts on deposit at other financial institutions and highly liquid financial instruments with original maturities at the date of purchase of three months or less. Cash flows from loans, deposits, federal funds and short-term borrowings are reported net.

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

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

EARNINGS PER COMMON SHARE: Earnings per common share data has been computed on the basis of the weighted-average number of common shares outstanding during each period presented. Following is information about the computation of the earnings per share data for the years ended September 30, 2001 and 2000.

                                                         Year Ended September 30,
                          --------------------------------------------------------------------------------------
                                            2001                                         2000
                          ----------------------------------------      ----------------------------------------
                                                        Net Income                                    Net Income
                          Numerator     Denominator      Per Share      Numerator     Denominator     Per Share
----------------------------------------------------------------------------------------------------------------
Basic earnings
  per share,
  income available
  to common
  stockholders               $912,560          980,838        $ 0.93       $889,642       1,067,526         $ 0.83
Effect of dilutive
  securities:
  Stock options                     -           47,107         (0.04)             -          19,866          (0.01)
  Management
  recognition plan                  -                -             -              -           2,359              -
                             -------------------------------------------------------------------------------------
Diluted earnings
  per share,
 income available
  to common
  stockholders               $912,560        1,027,945        $ 0.89       $889,642       1,089,751         $ 0.82
                             =====================================================================================


OTHER ACCOUNTING POLICIES: The Company's accounting policies for employee benefit plans, retirement plans and the methods and assumptions used to estimate fair values of financial instruments are disclosed in Notes 14, 15 and 19, respectively.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 3.  SECURITIES AVAILABLE FOR SALE

Summaries of securities available for sale at September 30, 2001 and 2000 are presented below:

                                                                           2001
                                              --------------------------------------------------------------------
                                                                     Gross              Gross
                                              Amortized            Unrealized         Unrealized
                                                 Cost                Gains              Losses          Fair Value
------------------------------------------------------------------------------------------------------------------

Mortgage-Backed Securities                    $ 6,074,306          $ 187,815              $ 723        $ 6,261,398
Collateralized Mortgage
  Obligations and REMICS                        2,117,945             37,185                 28          2,155,102
                                              --------------------------------------------------------------------
    Total mortgage-backed
      and related securities                    8,192,251            225,000                751          8,416,500
                                              --------------------------------------------------------------------
Other Marketable Securities
  U.S. government and agency
    securities                                      3,276                  -                  -              3,276
  Corporate bonds and notes                     3,150,226             62,204              9,792          3,202,638
  Mutual funds                                  1,000,000                  -             16,914            983,086
                                              --------------------------------------------------------------------
    Total other marketable
      securities                                4,153,502             62,204             26,706          4,189,000
                                              --------------------------------------------------------------------
                                              $12,345,753          $ 287,204           $ 27,457        $12,605,500
                                              ====================================================================

                                                                                 2000
                                              --------------------------------------------------------------------
Mortgage-Backed Securities                    $ 8,116,003            $ 9,649          $ 157,666        $ 7,967,986
Collateralized Mortgage
  Obligations and REMICS                        3,714,407                  -            104,652          3,609,755
                                              --------------------------------------------------------------------
    Total mortgage-backed
      and related securities                   11,830,410              9,649            262,318         11,577,741
                                              --------------------------------------------------------------------

Other Marketable Securities
  U.S. government and agency
    securities                                  8,888,243                  -            248,508          8,639,735
  Corporate bonds and notes                     3,815,806              4,692             19,988          3,800,510
  Municipal bonds                                 244,543              3,569                  -            248,112
  Mutual funds                                  1,000,000                  -             55,557            944,443
                                              --------------------------------------------------------------------
    Total other marketable
      securities                               13,948,592              8,261            324,053         13,632,800
                                              --------------------------------------------------------------------
                                              $25,779,002           $ 17,910          $ 586,371        $25,210,541
                                              ====================================================================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

The amortized cost and fair value of other marketable securities available for sale at September 30, 2001 by contractual maturity is shown below. Expected maturities may differ from contractual maturities because obligors may have the right to call or prepay obligations with or without call or prepayment penalties:

                                                                                                    2001
                                                                                   --------------------------------
                                                                                    Amortized
                                                                                      Cost               Fair Value
-------------------------------------------------------------------------------------------------------------------
Due in one year or less                                                            $ 1,422,522          $ 1,432,846
Due after one year through five years                                                1,462,899            1,494,526
Due after five years through ten years                                                 253,081              262,250
Due after ten years                                                                     15,000               16,292
Mortgage-backed securities                                                           8,192,251            8,416,500
Mutual funds with no stated maturity                                                 1,000,000              983,086
                                                                                  ---------------------------------
                                                                                  $ 12,345,753         $ 12,605,500
                                                                                  =================================

Anticipated   maturities   on   mortgage-backed   securities   are  not  readily
determinable since they may be prepaid without penalty and mutual funds do not have stated maturity dates.

Proceeds from  maturities of securities  available for sale during 2001 and 2000
were  $15,972,170  and  $18,110,858,   respectively.   Proceeds  from  sales  of
securities available for sale were $0 for 2001 and $515,965 for 2000.

Securities are pledged under various borrowing arrangements as discussed in Note 12.

Changes in the unrealized gain (loss) on available-for-sale securities:

                                                                                         Year Ended September 30,
                                                                                    --------------------------------
                                                                                        2001                 2000
--------------------------------------------------------------------------------------------------------------------
Balance, beginning                                                                   $(335,392)          $ (335,848)
Unrealized gain during the year                                                        828,208                  772
Deferred tax effect related to unrealized gain                                        (339,565)                (316)
                                                                                     ------------------------------
Balance, ending                                                                      $ 153,251           $ (335,392)
                                                                                     ==============================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 4.  SECURITIES HELD TO MATURITY

Summaries of securities held to maturity at September 30, 2001 and 2000 are presented below:

                                                                               2001
                                                 ------------------------------------------------------------------
                                                                     Gross             Gross
                                                 Amortized          Unrealized       Unrealized
                                                   Cost              Gains             Losses           Fair Value
-------------------------------------------------------------------------------------------------------------------
Mortgage-Backed Securities                    $    70,168           $  1,985         $        -        $    72,153
Collateralized Mortgage
  Obligations and REMICS                           68,115              1,233                  -             69,348
                                              --------------------------------------------------------------------
    Total mortgage-backed
      and related securities                      138,283              3,218                  -            141,501

Other Marketable Securities
  U.S. government and agency
    securities                                 16,588,675             80,872                  -         16,669,547
                                              --------------------------------------------------------------------
    Total securities held to
      maturity                                $16,726,958           $ 84,090         $        -        $16,811,048
                                              ====================================================================

                                                                                 2000
                                              --------------------------------------------------------------------
Mortgage-Backed Securities                    $    90,654           $    986         $      390        $    91,250
Collateralized Mortgage
  Obligations and REMICS                           68,126                  -              2,854             65,272
                                              --------------------------------------------------------------------
    Total mortgage-backed
      and related securities                      158,780                986              3,244            156,522

Other Marketable Securities
  U.S. government and agency
    securities                                 33,576,073                  -          1,876,888         31,699,185
                                              --------------------------------------------------------------------
    Total securities held to
      maturity                                $33,734,853           $    986         $1,880,132        $31,855,707
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

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 5.  LOANS RECEIVABLE

Loans receivable consisted of the following:

                                                                                        September 30,
                                                                                  ---------------------------------
                                                                                  2001                 2000
-------------------------------------------------------------------------------------------------------------------
One-to-four family residential loans                                              $ 25,980,079         $ 29,660,113
Commercial real estate and multifamily residential loans                            16,234,337           14,187,997
Consumer loans                                                                      33,714,119           26,619,062
Construction loans                                                                   3,980,707              619,750
Commercial business loans                                                              399,774              609,932
                                                                                  ---------------------------------
                                                                                    80,309,016           71,696,854
Add (subtract):
Loans in process                                                                    (2,428,140)            (488,873)
Unamortized loan origination fees/costs and
discounts/premiums, net                                                                 47,344               65,036
Allowance for loan losses                                                             (671,174)            (519,083)
                                                                                  ---------------------------------
                                                                                  $ 77,257,046         $ 70,753,934
                                                                                  =================================

Nonaccrual loans, totaling $246,751 and $307,487 at September 30, 2001 and 2000, respectively, are considered by management as impaired. The related allowance for credit losses was $61,991 and $46,123 at September 30, 2001 and 2000, respectively. The average investment in impaired loans during fiscal 2001 and 2000 was $292,932 and $394,755, respectively.

The aggregate amount of loans to directors, executive officers and their related interests was $1,338,069 and $1,339,536 at September 30, 2001 and 2000,
respectively. Activity with respect to these loans during fiscal 2001 included net decreases of $1,467. Activity with respect to these loans during fiscal 2000 included net increases of $196,178. In the opinion of management, such loans were made in the ordinary course of business on normal credit terms, including interest rate and collateralization, and do not represent more than normal risk of collection.

The Bank grants residential and commercial real estate loans and consumer loans primarily to customers in northern Minnesota. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' abilities to honor their loans is dependent upon the local economy in northern Minnesota.

At September 30, 2001 and 2000 the Bank was servicing real estate loans for others with aggregate unpaid principal balances of approximately $111,267 and $351,717, respectively.

Certain loans are pledged under various  borrowing  arrangements as discussed in
Note 12.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 6.  ALLOWANCE FOR LOAN LOSSES

                                                                                        Year Ended September 30,
                                                                                     ------------------------------
                                                                                       2001                  2000
-------------------------------------------------------------------------------------------------------------------
Balance, beginning                                                                   $ 519,083            $ 555,388
Provision for loan losses                                                              267,719               44,804
Charge-offs                                                                           (162,335)            (106,375)
Recoveries                                                                              46,707               25,266
                                                                                     ------------------------------
Balance, ending                                                                      $ 671,174            $ 519,083
                                                                                     ==============================

NOTE 7.  FORECLOSED REAL ESTATE

The balance of real estate in judgment was $170,371 and $207,781 at September 30, 2001 and 2000, respectively.

NOTE 8.  ACCRUED INTEREST RECEIVABLE

Accrued interest receivable is summarized as follows:

                                                                                              September 30,
                                                                                     ------------------------------
                                                                                         2001                2000
-------------------------------------------------------------------------------------------------------------------
Mortgage-backed and related securities                                               $  38,262           $   52,513
Other marketable securities                                                            372,237              658,717
Loans receivable                                                                       477,071              400,996
                                                                                     ------------------------------
                                                                                     $ 887,570           $1,112,226
                                                                                     ==============================

NOTE 9.  PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

                                                                                              September 30,
                                                                                     ------------------------------
                                                                                        2001                 2000
-------------------------------------------------------------------------------------------------------------------
Land and improvements                                                                $ 235,172            $ 235,172
Office buildings                                                                     1,676,663            1,673,495
Furniture and equipment                                                              2,190,835            2,171,318
Leasehold improvements                                                                 187,930              187,930
Automobile                                                                              26,153               26,153
                                                                                   --------------------------------
                                                                                     4,316,753            4,294,068
Less accumulated depreciation and amortization                                       2,321,839            2,128,557
                                                                                   --------------------------------
                                                                                   $ 1,994,914          $ 2,165,511
                                                                                   ================================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 10. DEPOSITS

Deposits consisted of the following:

                                                              September 30,
                           ----------------------------------------------------------------------------------------
                                              2001                                           2000
                           ----------------------------------------      ------------------------------------------
                           Weighted                                      Weighted
                           Average                         Percent        Average                          Percent
                           Rate              Amount        of Total        Rate              Amount        of Total
-------------------------------------------------------------------------------------------------------------------
Noninterest NOW               - %         $ 3,858,218        3.90%            - %         $ 3,717,596        4.18%
NOW                        0.50            10,196,466       10.32          1.68             8,671,599        9.75
Passbook                   1.05             7,628,048        7.72          2.09             8,417,654        9.47
Money Market               2.32            12,051,206       12.20          4.01            13,261,495       14.92
                           --------------------------------------------------------------------------------------
                           1.22            33,733,938       34.14          2.51            34,068,344       38.32
                           --------------------------------------------------------------------------------------
Certificates
2-2.99%                    2.82                30,361        0.03             -                     -           -
3-3.99%                    3.66             7,727,011        7.82             -                     -           -
4-4.99%                    4.50            15,009,176       15.19          4.73             5,509,312        6.20
5-5.99%                    5.50            23,850,169       24.13          5.58            21,737,609       24.45
6-6.99%                    6.41            17,321,189       17.53          6.35            25,534,209       28.72
7-7.99%                    7.12             1,148,839        1.16          7.07             2,050,259        2.31
                           --------------------------------------------------------------------------------------
                           5.32            65,086,745       65.86          5.91            54,831,389       61.68
                           --------------------------------------------------------------------------------------
                           3.92%          $98,820,683      100.00%         4.60%          $88,899,733      100.00%
                           ======================================================================================

At  September  30,  2001 and  2000,  the Bank had  $13,173,310  and  $8,360,915,
respectively, of time deposits accounts with balances of $100,000 or more. The Bank had $3,524,853 in brokered deposits at September 30, 2001. There were no brokered deposits at September 30, 2000.

Certificates had the following remaining maturities:

                                                                           September 30,
                                                -----------------------------------------------------------------
                                                           2001                                 2000
                                                ---------------------------           ---------------------------
                                                                   Weighted                              Weighted
                                                                    Average                               Average
                                                    Amount           Rate                Amount            Rate
-----------------------------------------------------------------------------------------------------------------
0-6 months                                      $ 26,233,884         5.35%            $ 18,396,089         5.71%
7-12 months                                       18,668,369         5.03               15,984,357         5.99
13-36 months                                      14,705,404         5.32               14,893,941         5.96
Over 36 months                                     5,479,088         6.14                5,557,002         6.19
                                                ----------------------------------------------------------------
                                                $ 65,086,745         5.32%            $ 54,831,389         5.91%
                                                ================================================================


Mortgage-backed securities with a fair value of $1,811,423 and $2,453,184 at September 30, 2001 and 2000, respectively, were pledged as collateral for certain deposits.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Interest expense on deposits is summarized as follows:

                                                                                        Year Ended September 30,
                                                                                   --------------------------------
                                                                                       2001                 2000
-------------------------------------------------------------------------------------------------------------------
NOW                                                                                 $   96,617           $  150,284
Passbook                                                                               133,848              155,329
Money Market                                                                           400,314              509,980
Certificates                                                                         3,423,771            2,958,917
                                                                                    -------------------------------
                                                                                    $4,054,550           $3,774,510
                                                                                    ===============================

NOTE 11. INCOME TAXES

Federal and state income tax expense (benefit) is as follows:

                                                                                       Year Ended September 30,
                                                                                     ------------------------------
                                                                                        2001                 2000
-------------------------------------------------------------------------------------------------------------------
Current
  Federal                                                                            $ 504,375            $ 428,637
  State                                                                                163,026              138,144
                                                                                     ------------------------------
                                                                                       667,401              566,781
                                                                                     ------------------------------
Deferred
  Federal                                                                              (81,847)             (20,833)
  State                                                                                (26,155)              (6,657)
                                                                                     ------------------------------
                                                                                      (108,002)             (27,490)
                                                                                     ------------------------------
                                                                                     $ 559,399            $ 539,291
                                                                                     ==============================

The actual effective tax rate differs from the "expected" income tax rate, computed at the statutory federal corporate tax rate, as follows:

                                                                                     Year Ended September 30,
                                                                                    ----------------------------
                                                                                    2001                   2000
----------------------------------------------------------------------------------------------------------------
Statutory federal rate                                                              34.0 %                 34.0 %
State tax, net of federal benefit                                                    6.7                    6.5
Other                                                                               (2.7)                  (2.8)
                                                                                    ---------------------------
                                                                                    38.0%                  37.7%
                                                                                    ===========================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows:

                                                                                             September 30,
                                                                                     ------------------------------
                                                                                       2001                 2000
-------------------------------------------------------------------------------------------------------------------
Deferred Tax Assets
  Allowance for loan losses                                                         $ 268,856            $ 173,778
  Deferred compensation                                                               330,081              316,886
  Unrealized loss on securities available for sale                                          -              233,069
  Other                                                                                46,659               46,742
                                                                                    ------------------------------
      Total gross deferred tax assets                                                 645,596              770,475
                                                                                    ------------------------------

Deferred Tax Liabilities
  Premises and equipment                                                               86,826               85,487
  FHLB stock                                                                          102,627              102,627
  Accrued real estate taxes                                                            23,117               25,345
  Unrealized gain on securities available for sale                                    106,496                    -
  Prepaid insurance                                                                     1,783                  706
                                                                                    ------------------------------
      Total deferred tax liabilities                                                  320,849              214,165
                                                                                    ------------------------------
      Net deferred tax assets                                                       $ 324,747            $ 556,310
                                                                                    ==============================


No valuation allowance was required as of September 30, 2001 or 2000.

In prior years, the Company was permitted to deduct an annual addition to a reserve for bad debts. Bad debt deductions for income tax purposes are included in taxable income of later years only if the bad debt reserves are used for purposes other than to absorb bad debt losses. Because the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided. Retained earnings at September 30, 2001 include approximately $2,860,000 for which no deferred taxes have been provided.

NOTE 12. BORROWINGS

                                                                                            September 30,
                                                                                       2001                 2000
-------------------------------------------------------------------------------------------------------------------
Repurchase agreements                                                              $ 3,101,694          $ 5,562,169
Borrowing from the Federal Home Loan Bank                                            9,760,000           31,363,198
                                                                                   --------------------------------
                                                                                   $12,861,694          $36,925,367
                                                                                   ================================

Repurchase agreements consist of sales of securities under agreements to repurchase the identical securities. The agreements generally mature within 180 days and bear a weighted average interest rate of approximately 4.52 percent and
6.34 percent at September 30, 2001 and 2000, respectively. The agreements are treated as financings with the obligations to repurchase securities reflected as a liability and the dollar amount of the securities collateralizing the agreements remaining in the asset accounts. The securities collateralizing the agreements are in safekeeping at the Federal Home Loan Bank of Des Moines in the Bank's account. At September 30, 2001, the agreements were collateralized by securities totaling approximately $4,812,000.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Advances from the Federal Home Loan Bank (FHLB) of Des Moines as of September 30, 2001 mature as follows:

                                                                               Average
Year Ending September 30                                                        Rate             Amount
----------------------------------------------------------------------------------------------------------
2002                                                                            4.29%          $ 5,760,000
2003                                                                            3.65             1,000,000
2004                                                                            4.24             1,000,000
2005                                                                            4.60             1,000,000
2006 and beyond                                                                 4.86             1,000,000
                                                                                --------------------------
                                                                                4.31%          $ 9,760,000
                                                                                ==========================

At September 30, 2001, the FHLB advances are secured by the FHLB stock and a blanket pledge of residential mortgage loans, and government agency securities. Under the agreement, the Bank must maintain eligible collateral in amounts exceeding 125 percent of the outstanding advances.

NOTE 13. REGULATORY CAPITAL REQUIREMENTS

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios (set forth in the following table) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets (as defined in the regulations). Management believes, as of September 30, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

The Bank's actual capital amounts and ratios are also presented in the table:

                                                                                                To Be Well Capitalized
                                                                                                     Under Prompt
                                                                  For Capital Adequacy           Corrective Action
                                                Actual                    Purposes                    Provisions
                                         ------------------       --------------------          ----------------------
                                          Amount                    Amount                      Amount
                                          (000's)     Ratio        (000's)       Ratio          (000's)        Ratio
----------------------------------------------------------------------------------------------------------------------
As of September 30, 2001:
Total capital (to risk-
weighted assets)                         $ 13,147     17.2%        $ 6,112  >     8.0%           $7,640  >     10.0%
                                                                            -                            -
Tier I capital (to risk-
weighted assets)                           12,538     16.4%          3,056  >     4.0%            4,584  >      6.0%
                                                                            -                            -
Tier I capital (to
average assets)                            12,538      9.2%          5,467  >     4.0%            6,834  >      5.0%
                                                                            -                            -
As of September 30, 2000:
Total capital (to risk-
weighted assets)                         $ 12,108     16.7%        $ 5,811  >     8.0%           $7,264  >     10.0%
                                                                            -                            -
Tier I capital (to risk-
weighted assets)                           11,632     16.0%          2,906  >     4.0%            4,359  >      6.0%
                                                                            -                            -
Tier I capital (to
average assets)                            11,632      8.3%          5,584  >     4.0%            6,980  >      5.0%
                                                                            -                            -

NOTE 14. EMPLOYEE BENEFITS

EMPLOYEE STOCK OWNERSHIP PLAN: The Company has adopted an Employee Stock Ownership Plan (the ESOP), which meets the requirements of Section 4975(e)(7) of the Internal Revenue Code and Section 407(d)(6) of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and, as such, the ESOP is empowered to borrow in order to finance purchases of the common stock of the Company. The ESOP borrowed $690,000 from the Company to purchase 155,250 shares of common stock of the Company. The Bank has committed to make annual contributions to the ESOP necessary to repay the loan, including interest.

As the debt is repaid, ESOP shares that were initially pledged as collateral for its debt are released from collateral and allocated to active employees based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans. Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in stockholders' equity. As shares are determined to be ratably released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. ESOP compensation benefit expense was $131,298 and $105,714 for 2001 and 2000, respectively.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

All employees of the Company are eligible to participate in the ESOP after they attain age 21 and complete one year of service during which they worked at least 1,000 hours. In 2001 and 2000, the Company committed to release 15,525 shares of common stock each year which were allocated to eligible participants subject to the restrictions of the ESOP.
                                                                 Amount
------------------------------------------------------------------------
Shares Released and Allocated                                    108,675
Unreleased Shares                                                 46,575
                                                                --------
Total ESOP shares                                                155,250
                                                                ========
Fair Value of Unreleased Shares at September 30, 2001           $442,463
                                                                ========

MANAGEMENT RECOGNITION PLAN: The Management Recognition Plan (MRP) provides for the grant of shares of stock to eligible directors and employees in the form of restricted stock, which vest over a five-year period at the rate of 20 percent per year. Under the MRP, 77,625 shares of restricted stock were granted. The MRP shares were fully vested in 2000. MRP expense was $94,444 in 2000.

STOCK OPTION PLANS: The stock option plans provide for granting of 344,063 options for the purpose of attracting and retaining key personnel and to facilitate their purchase of a stock interest in the Company. The options become exercisable over a five-year period at the rate of 20 percent per year except for the 1998 plan which vests 50 percent at the grant date and 50 percent one year from the grant date. If unused, the options expire in October 2005 and January 2009 for 1998 plan. A summary of the status of the Company's stock option plans as of September 30, 2001 and 2000, and changes during the years ending on those dates is presented below:

                                                  2001                                    2000
                                         ----------------------------            ----------------------------
                                                            Weighted-                               Weighted-
                                                             Average                                 Average
                                                            Exercise                                Exercise
                                         Shares               Price              Shares               Price
------------------------------------------------------------------------------------------------------------
Outstanding at Beginning
  of Year                                306,693              $ 7.52             312,008              $ 7.84
  Granted                                      -                   -                   -                   -
  Exercised                                    -                   -                   -                   -
  Forfeited                                    -                   -              (5,315)               8.53
                                         ---------------------------             ---------------------------
Outstanding at End of Year               306,693              $ 7.52             306,693              $ 7.52
                                         ---------------------======             ---------------------======
Exercisable at End of Year               301,804                                 297,315
                                         =======                                 =======

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

At September 30, 2001, the options outstanding under the stock option plan have exercise prices from $6.083 to $12.50 and a weighted-average remaining contractual life of 5.2 years. The shares and exercise prices were 128,092.50 at $6.083, 1,941.75 at $6.778, 19,125.00 at $7.778, 2,658.00 at $12.50 and
154,875.00 at $8.5833. All of the nonvested options are expected to eventually vest.

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

                                                   Year Ended September 30,
                                                ------------------------------
                                                  2001                 2000
--------------------------------------------------------------------------------
Net income:
  As reported                                   $ 912,560            $ 889,642
  Proforma                                        827,571              541,480

Basic earnings per share:
  As reported                                        0.93                 0.83
  Proforma                                           0.84                 0.51

Diluted earnings per share:
  As reported                                        0.89                 0.82
  Proforma                                           0.81                 0.50


In determining the pro forma amounts above, the fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model, with weighted-average assumptions for dividends; risk-free interest rate, expected life and price volatility.

NOTE 15. RETIREMENT PLANS

The Company has a 401(k) plan that covers all full-time employees meeting certain minimum employment service requirements. The Company's expense for the years ended September 30, 2001 and 2000 was $71,078 and $54,215, respectively.

The Company has individual deferred compensation and supplemental retirement agreements with certain directors and officers. The cost of such individual agreements is being accrued over the period of actual service from the date of the respective agreement. The cost of such agreements was $72,087 and $72,099 for the years ended September 30, 2001 and 2000, respectively. The agreements are funded through a grantor trust with assets which match the investment options selected by the directors and officers.

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

NOTE 16. STOCKHOLDERS' EQUITY AND REGULATORY MATTERS

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

NOTE 17. COMMITMENT

The Company has entered into an agreement with Wal-Mart Stores, Inc., subject to regulatory approval, for an in-store banking facility. A full service in-store banking facility will be located in the new Wal-Mart Supercenter in Bemidji located at the current Beltrami Electric Cooperative site. Operations are scheduled to begin in early 2002 when the Wal-Mart Supercenter opens. The terms of the agreement call for a five-year lease term with monthly rental payments starting at $2,000.

NOTE 18. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contractual amount of these instruments reflects the extent of involvement by the Company. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of these commitments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments. The contractual amount of these financial instruments at September 30, 2001 and 2000 is as follows (in 000's):

                                                   2001               2000
--------------------------------------------------------------------------------
Unused lines of credit                             $ 3,282          $ 1,358
Commitments to originate and purchase loans          1,148              161
                                                   ------------------------
                                                   $ 4,430          $ 1,519
                                                   ========================

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

NOTE 19. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosures About Fair Values of Financial Instruments, requires disclosures of estimated fair values of the Company's financial instruments, including assets, liabilities, and off-balance sheet items for which it is practicable to estimate fair value. The fair value estimates are made as of September 30, 2001 and 2000 based upon relevant market information, if available, and upon the characteristics of the financial instruments themselves. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based upon judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. The estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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

The estimated fair value of the Company's financial instruments as of September 30, 2001 and 2000 are shown below. Following the table, there is an explanation of the methods and assumptions used to estimate the fair value of each class of financial instruments.

                                                                      September 30,
                                              --------------------------------------------------------------------
                                                            2001                                  2000
                                              --------------------------------------------------------------------
                                                Carrying          Estimated           Carrying          Estimated
                                                 Amount           Fair Value           Amount           Fair Value
------------------------------------------------------------------------------------------------------------------
Financial Assets
  Cash and cash equivalents                   $ 7,594,832        $ 7,594,832        $ 4,532,296        $ 4,532,296
  Federal funds sold                            7,352,000          7,352,000                  -                  -
  Securities available for sale                12,605,500         12,605,500         25,210,541         25,210,541
  Securities held to maturity                  16,726,958         16,811,048         33,734,853         31,855,707
  Loans receivable                             77,257,046         78,716,000         70,753,934         70,420,000
  Federal Home Loan Bank stock                  1,842,100          1,842,100          1,568,400          1,568,400
  Accrued interest receivable                     887,570            887,570          1,112,226          1,112,226

Financial Liabilities
  Deposits                                     98,820,683        100,377,000         88,899,733         88,649,000
  Borrowings                                   12,861,694         12,974,000         36,925,367         36,920,000
  Accrued interest payable                        512,729            512,729            629,902            629,902


FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS: The carrying amount of cash and cash equivalents approximates their fair value.

FEDERAL FUNDS SOLD: The carrying amount of federal funds sold approximate their fair value.

SECURITIES AVAILABLE FOR SALE AND SECURITIES HELD TO MATURITY: The fair value of securities is based upon quoted market prices.

LOANS RECEIVABLE: The fair value of loans receivable has been for groups of loans with similar characteristics. The fair value of the loan portfolio was calculated by discounting the scheduled cash flows through the estimated maturity using anticipated prepayment speeds and using discount rates that reflect the credit and interest rate risk inherent in each loan portfolio. The fair value of the adjustable loan portfolio was estimated by grouping the loans with similar characteristics and comparing the characteristics of each group to the prices quoted for similar types of loans in the secondary market.

FEDERAL HOME LOAN BANK STOCK: The carrying amount of FHLB stock approximates its fair value.

ACCRUED INTEREST RECEIVABLE: The carrying amount of accrued interest receivable approximates its fair value since it is short-term in nature and does not present unanticipated credit concerns.

DEPOSITS: Under SFAS No. 107, the fair value of deposits with no stated maturity, such as checking, savings, and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows using as discount rates the rates that were offered by the Company as of September 30, 2001 and 2000 for deposits with maturities similar to the remaining maturities of the existing certificates of deposit.

The fair value estimate for deposits does not include the benefit that results from the low cost funding provided by the Company's existing deposits and long-term customer relationships compared to the cost of obtaining different sources of funding. This benefit is commonly referred to as the core deposit intangible.

BORROWINGS: The fair value of borrowings is based on the discounted value of contractual cash flows using as discount rates the rates that were available to the Company as of September 30, 2001 and 2000 for borrowings with maturities similar to the remaining maturities of the existing borrowings.

ACCRUED INTEREST PAYABLE: The carrying amount of accrued interest payable approximates its fair value since it is short-term in nature.

OFF-STATEMENT  OF  FINANCIAL  CONDITION  INSTRUMENTS:  Since the majority of the
Company's off-statement of financial condition instruments consist of non fee-producing, variable rate commitments, the Company has determined they do not have a distinguishable fair value.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 20. FIRST FEDERAL  BANCORPORATION  FINANCIAL  INFORMATION  (PARENT  COMPANY
ONLY)

The following are the condensed financial statements for the parent company only as of and for the years ended September 30, 2001 and 2000:

                                                                   2001                 2000
-----------------------------------------------------------------------------------------------
CONDENSED STATEMENTS OF FINANCIAL CONDITION
Assets
  Cash and cash equivalents                                      $   500,293          $   365,850
  Securities available for sale                                      499,366              997,562
  Loans                                                              250,000                    -
  Investment in subsidiary                                        12,690,870           11,293,820
  Other assets                                                       102,384              181,263
                                                                 --------------------------------
     Total assets                                                $14,042,913          $12,838,495
                                                                 ================================

Liabilities and Stockholders' Equity
  Accrued expenses                                               $    14,880             $ 25,153
  Stockholders' equity                                            14,028,033           12,813,342
                                                                 --------------------------------
     Total liabilities and stockholders' equity                  $14,042,913          $12,838,495
                                                                 ================================
CONDENSED STATEMENTS OF INCOME
Interest Income                                                  $   111,512          $   161,462
Gain on Sale of Investments                                                -                9,688
Equity in Earnings of Subsidiary                                     904,837              843,127
Noninterest Expense                                                  (98,422)             (92,311)
                                                                 --------------------------------
     Income before income tax expense                                917,927              921,966

Income Tax Expense                                                     5,367               32,324
                                                                 --------------------------------
     Net income                                                  $   912,560          $   889,642
                                                                 ================================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Years Ended September 30,                                                     2001                 2000
-------------------------------------------------------------------------------------------------------
CONDENSED STATEMENTS OF CASH FLOWS
Operating Activities
  Net income                                                            $   912,560         $    889,642
  Decrease in other assets                                                   78,879               54,240
  Increase (decrease) in accrued expenses                                   (10,273)               2,006
  Equity in earnings of subsidiary                                         (904,837)            (843,127)
  Increase in deferred compensation payable in common stock                  59,288               76,546
  Earned ESOP shares priced above original cost                              62,298               39,714
  Decrease in unamortized restricted stock                                        -               94,444
  Decrease in unearned ESOP shares                                           69,000               69,000
  Amortization of premium and discount, net                                 (31,997)             (55,324)
                                                                        --------------------------------
     Net cash provided by operating activities                              234,918              327,141
                                                                        --------------------------------
Investing Activities
  Increase in loans receivable                                             (250,000)                   -
  Purchase of securities available for sale                              (6,007,377)         (11,514,111)
  Proceeds from sales of securities available for sale                    6,534,000           12,690,043
                                                                        --------------------------------
     Net cash provided by investing activities                              276,623            1,175,932
                                                                        --------------------------------
Financing Activities
  Purchase and retirement of common stock                                  (147,068)          (1,142,924)
  Purchase of treasury stock                                               (230,030)            (274,897)
                                                                        --------------------------------
     Net cash used in financing activities                                 (377,098)          (1,417,821)
                                                                        --------------------------------
     Increase in cash and cash equivalents                                  134,443               85,252

Cash and Cash Equivalents
  Beginning of year                                                         365,850              280,598
                                                                        --------------------------------
  End of year                                                           $   500,293         $    365,850
                                                                        ================================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 21. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly selected operations data for fiscal 2001 and 2000 are as follows:

                                                                   Three Months Ended
                                             ----------------------------------------------------------------------
                                             September 30,         June 30,          March 31,         December 31,
                                                  2001               2001               2001               2000
------------------------------------------------------------------------------------------------------------------
Interest Income                               $ 2,285,517        $ 2,452,106        $ 2,558,049        $ 2,606,526
Interest Expense                                1,191,742          1,362,177          1,548,951          1,673,193
                                              --------------------------------------------------------------------
     Net interest income                        1,093,775          1,089,929          1,009,098            933,333

Provision for Loan Losses                          60,017             88,450             82,851             36,401
Noninterest Income                                202,382            157,887            191,126            219,934
Noninterest Expense                               838,577            777,401            811,691            730,117
Income tax Expense                                152,040            145,646            114,369            147,344
                                              --------------------------------------------------------------------
     Net income                               $   245,523        $   236,319        $   191,313        $   239,405
                                              ====================================================================
Earnings per Common Share
  Basic                                       $      0.25        $      0.24        $      0.20        $      0.24
                                              ====================================================================
  Diluted                                     $      0.23        $      0.23        $      0.19        $      0.24
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
                                              ====================================================================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
SELECTED FINANCIAL CONDITION DATA

                                            September 30,         June 30,          March 31,         December 31,
                                                 2001               2001               2001               2000
------------------------------------------------------------------------------------------------------------------
Total Assets                                 $127,032,395       $138,190,264       $137,981,873       $143,529,558

Securities                                     29,332,458         49,555,349         51,756,966         57,711,342

Net Loans                                      77,257,046         77,475,995         75,420,972         73,191,173

Deposits                                       98,820,683         96,245,696         93,786,244         90,086,982

Stockholders' Equity                           14,028,033         13,728,366         13,550,949         13,238,723

                                            September 30,         June 30,          March 31,         December 31,
                                                2000               2000               2000               1999
------------------------------------------------------------------------------------------------------------------
Total Assets                                 $140,218,497       $137,313,013       $136,591,018       $134,600,290

Securities                                     58,945,394         59,278,497         62,075,167         61,999,162

Net Loans                                      70,753,934         66,601,900         60,518,847         57,950,950

Deposits                                       88,899,733         87,952,619         88,650,099         86,650,388

Stockholders' Equity                           13,230,130         12,516,127         13,142,271         13,165,367

                         MARKET AND DIVIDEND INFORMATION

TRADING IN THE COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq SmallCap Market. There were, as of September 30, 2001, 1,264,628 shares of the Common Stock outstanding, and approximately 210 holders of record of the Common Stock (not including shares held in "street name") as of December 3, 2001. The December 3, 2001 closing sale price of the Common Stock as traded on the SmallCap Market was $10.40 per share.

     The following table sets forth certain information as to the range of the high and low bid prices for the Company's Common Stock for the calendar quarters indicated during the most recent two fiscal years.

                                    HIGH (1)         LOW (1)           DIVIDENDS PAID
                                    --------         -------           --------------
         FISCAL 2001:
            First Quarter           $  7.75          $6.063                 $ --
            Second Quarter             9.00           6.375                   --
            Third Quarter             10.49           6.375                   --
            Fourth Quarter            10.80           9.400
         FISCAL 2000:
            First Quarter             7.750           5.000                   --
            Second Quarter            7.750           6.125                   --
            Third Quarter             8.000           7.063                   --
            Fourth Quarter            8.000           7.063                   --

____________
(1) Quotations reflect inter-dealer price, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

DIVIDEND RESTRICTIONS

     Under OTS regulations, First Federal may not pay dividends on its capital stock if its regulatory capital would thereby be reduced below the amount then required for the liquidation account established for the benefit of certain depositors of First Federal at the time of the Conversion. In addition, savings institution subsidiaries of savings and loan holding companies are required to give the OTS 30 days' prior notice of any proposed declaration of dividends to the holding company. Savings institutions must submit notice to the OTS prior to making a capital distribution if (a) they would not be well-capitalized after the distribution, (b) the distribution would result in the retirement of any of the institution's common or preferred stock or debt counted as its regulatory capital, or (c) the institution is a subsidiary of a holding company. A savings institution must make application to the OTS to pay a capital distribution if
(x) the institution would not be adequately capitalized following the distribution, (y) the institution's total distributions for the calendar year exceeds the institution's net income for the calendar year to date plus its net income (less distributions) for the preceding two years, or (z) the distribution would otherwise violate applicable law or regulation or an agreement with or condition imposed by the OTS.

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


                                                    GENERAL INFORMATION

INDEPENDENT PUBLIC ACCOUNTANTS                 ANNUAL MEETING                           ANNUAL REPORT ON FORM 10-KSB
McGladrey & Pullen LLP                         The 2002 Annual Meeting of               A copy of the Company's Annual
Certified Public Accountants                   Stockholders will be held on January     Report on Form 10-KSB for the
Duluth, Minnesota                              14, 2002 at 2:30 p.m. at the main        fiscal year ended September 30,
                                               office, 214 5th Street, Bemidji,         2001 as filed with the Securities
GENERAL COUNSEL                                Minnesota 56601.                         and Exchange Commission will be
Smith Law Firm                                                                          furnished without charge to
Bemidji, Minnesota  56601                      TRANSFER AGENT AND REGISTRAR             stockholders as of the record date
                                               Stock Transfer Department                for the 2001 Annual Meeting upon
SPECIAL COUNSEL                                Wells Fargo Shareowner Services          written request to Karen Jacobson,
Stradley Ronon Housley Kantarian               P.O. Box 119                             214 5th Street, Bemidji, Minnesota
  & Bronstein, LLP                             So. St. Paul, Minnesota 55075-9988       56601
1220 19th Street, N.W.  Suite 700
Washington, D.C.  20036